
11006743



Westlake Chemical Corporation

2010 Annual Report to Shareholders

25 YEARS OF EXCELLENCE 1986-2011

We are pleased to report that 2010 was a record year for Westlake Chemical, as our operating income of $378 million eclipsed our previous high, and net income of $221 million, or $3.34 per diluted share, improved significantly over 2009 results. These results are a reflection of Westlake's core strengths – our strategy, assets, financial position, and our dedicated team – coupled with favorable conditions in several key markets. We are continuing to leverage these strengths and take proactive steps to position Westlake for an even brighter future.



James Chao, Chairman



Albert Chao, President and Chief Executive Officer

In 2010, we saw the benefits of our strategy that emphasizes a higher value-added product mix and advantaged feedstocks in our two vertically integrated business segments. Our Olefins business established a new earnings record in 2010 led by strong polyethylene performance, as we executed our strategy and growing global demand, improving prices and advantaged ethane feedstock expanded our sales volumes and margin. Performance in our vinyls business also improved from the prior year, despite continued softness in the U.S. construction market, as the strengthening global economy increased our export volumes.

To drive further improvement in our results, we began construction of a strategic chlor-alkali facility in 2010. Once complete, this facility will increase the integration of our vinyls business, significantly expanding our presence in one of the most profitable links in the vinyls value chain. We also continued to reinvest in our existing assets, enabling us to maintain high levels of reliability and achieve operating rates that are among the best in the industry. Westlake also remains keenly focused on safety, and in 2010 we experienced the lowest lost workday incident rate in our history.

We believe our financial strength provides another source of competitive advantage for Westlake. We generated $283 million of cash flow from operating activities and ended 2010 with more cash – $780 million, including restricted cash – than debt. During the year we continued to improve our financial flexibility by securing low-cost long-term financing to fund investment opportunities. In recognition of our improved operating results, future prospects and strong balance sheet, we increased our dividend for the sixth consecutive year, and Standard & Poor's upgraded our debt rating to an investment grade level. With a well-performing asset base, a highly disciplined approach to investment and the financial flexibility to seize attractive opportunities, we are optimistic about Westlake's future.

We would like to extend our gratitude to the many stakeholders who contributed to our success in 2010, including our shareholders, lenders, customers, suppliers, employees and the communities in which we operate. At Westlake, we are working hard toward a successful 2011 and look forward to reporting back to you next year.

James Chao
Chairman

Albert Chao
President and
Chief Executive Officer



Westlake Chemical Corporation

25 YEARS OF EXCELLENCE 1986-2011

Westlake Center
2801 Post Oak Blvd.
Suite 600
Houston, Texas 77056

Tel: 713/960-9111

April 12, 2011


SEC MAIL PROCESSING
RECEIVED
APR 13 2011
WASH, D.C.
211
SECTION

Securities Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

On behalf of Westlake Chemical Corporation (the "Company"), we transmit pursuant to Rule 14a-3(c) promulgated under the Securities Exchange Act of 1934, as amended, seven copies of the Company's 2010 Annual Report to Stockholders. The Company's Annual Report to Stockholders is not intended to be "soliciting material" or to be "filed" with the Securities and Exchange Commission otherwise than as provided in Rule 14a-3.

Very truly yours,

Richard C. Kroger
Assistant General Counsel & Assistant Corporate Secretary

Enclosures

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from to

Commission File No. 001-32260

Westlake Chemical Corporation

(Exact name of registrant as specified in its charter)


Received SEC
APR 13 2011
Washington, DC 20549

Delaware	**76-0346924**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

2801 Post Oak Boulevard, Suite 600
Houston, Texas 77056
(Address of principal executive offices, including zip code)

(713) 960-9111
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	**New York Stock Exchange, Inc.**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting stock held by non-affiliates of the registrant on June 30, 2010, the end of the registrant's most recently completed second fiscal quarter, based on a closing price on June 30, 2010 of $18.57 on the New York Stock Exchange was approximately $358 million.

There were 66,261,165 shares of the registrant's common stock outstanding as of February 17, 2011.

DOCUMENTS INCORPORATED BY REFERENCE:

Certain information required by Part II and Part III of this Form 10-K is incorporated by reference from the registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A with respect to the registrant's 2011 Annual Meeting of Stockholders to be held on May 20, 2011.

TABLE OF CONTENTS

INDUSTRY AND MARKET DATA

Industry and market data used throughout this Form 10-K were obtained through internal company research, surveys and studies conducted by unrelated third parties and industry and general publications, including information from Chemical Market Associates, Inc., or CMAI, and Chemical Data, Inc. We have not independently verified market and industry data from external sources. While we believe internal company estimates are reliable and market definitions are appropriate, neither such estimates nor these definitions have been verified by any independent sources.

PRODUCTION CAPACITY

Unless we state otherwise, annual production capacity estimates used throughout this Form 10-K represent rated capacity of the facilities at December 31, 2010. We calculated rated capacity by estimating the number of days in a typical year that a production unit of a plant is expected to operate, after allowing for downtime for regular maintenance, and multiplying that number by an amount equal to the unit's optimal daily output based on the design feedstock mix. Because the rated capacity of a production unit is an estimated amount, actual production volumes may be more or less than the rated capacity.

NON-GAAP FINANCIAL MEASURES

The body of accounting principles generally accepted in the United States is commonly referred to as "GAAP." For this purpose, a non-GAAP financial measure is generally defined by the Securities and Exchange Commission ("SEC") as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In this report, we disclose so-called non-GAAP financial measures, primarily EBITDA. EBITDA is calculated as net income before interest expense, income taxes, depreciation and amortization. The non-GAAP financial measures described in this Form 10-K are not substitutes for the GAAP measures of earnings and cash flow.

EBITDA is included in this Form 10-K because our management considers it an important supplemental measure of our performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, some of which present EBITDA when reporting their results. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using EBITDA. In addition, we utilize EBITDA in evaluating acquisition targets. Management also believes that EBITDA is a useful tool for measuring our ability to meet our future debt service, capital expenditures and working capital requirements, and EBITDA is commonly used by us and our investors to measure our ability to service indebtedness. EBITDA is not a substitute for the GAAP measures of earnings or of cash flow and is not necessarily a measure of our ability to fund our cash needs. In addition, it should be noted that companies calculate EBITDA differently and, therefore, EBITDA as presented for us may not be comparable to EBITDA reported by other companies. EBITDA has material limitations as a performance measure because it excludes interest expense, depreciation and amortization, and income taxes.

PART I

Item 1. Business

General

We are a vertically integrated manufacturer and marketer of basic chemicals, vinyls, polymers and fabricated PVC building products. Our products include some of the most widely used chemicals in the world, which are fundamental to many diverse consumer and industrial markets, including flexible and rigid packaging, automotive products, coatings, residential and commercial construction as well as other durable and non-durable goods. We operate in two principal business segments, Olefins and Vinyls, and we are one of the few North American integrated producers of vinyls with substantial downstream integration into polyvinyl chloride, or PVC, building products.

We began operations in 1986 after our first polyethylene plant, an Olefins segment business, near Lake Charles, Louisiana was acquired from Occidental Petroleum Corporation. We began our vinyls operations in 1990 with the acquisition of a vinyl chloride monomer, or VCM, plant in Calvert City, Kentucky from the Goodrich Corporation. In 1992, we commenced our Vinyls segment PVC building products operations after acquiring three PVC pipe plants. Since 1986, we have grown rapidly into an integrated producer of petrochemicals, polymers and PVC building products. We achieved this by acquiring 19 plants (excluding plants that have subsequently been permanently closed or disposed of), constructing eight new plants (including our joint venture in China) and completing numerous capacity or production line expansions. Since 2007, we have closed three PVC building products plants due to the economic downturn.

We benefit from highly integrated production facilities that allow us to process raw materials into higher value-added chemicals and PVC building products. As of February 17, 2011, we have 11.8 billion pounds per year of aggregate production capacity at 14 manufacturing sites in North America. We also have a 59% interest in a joint venture in China that operates a vinyls facility.

Olefins Business

Products

Olefins are the basic building blocks used to create a wide variety of petrochemical products. We manufacture ethylene, polyethylene, styrene, and associated co-products at our manufacturing facility in Lake Charles and polyethylene at our Longview, Texas facility. We have two ethylene plants, two polyethylene plants and one styrene monomer plant at our Lake Charles complex. We have three polyethylene plants and a specialty polyethylene wax plant at our Longview facility. The following table illustrates our production capacities at February 17, 2011 by principal product and the primary end uses of these materials:

Product	Annual Capacity (Millions of pounds)	End Uses
Ethylene	2,500	Polyethylene, ethylene dichloride, or EDC, styrene, ethylene oxide/ethylene glycol
Low-Density Polyethylene, or LDPE	1,500	High clarity packaging, shrink films, laundry and dry cleaning bags, ice bags, frozen foods packaging, bakery bags, coated paper board, cup stock, paper folding cartons, lids, closures and general purpose molding
Linear Low-Density Polyethylene, or LLDPE, and High-Density Polyethylene, or HDPE	980	Heavy-duty films and bags, general purpose liners (LLDPE); housewares, pails, totes and crates (HDPE)
Styrene	570	Disposables, packaging material, appliances, paints and coatings, resins and building materials

Ethylene. Ethylene is the world's most widely used petrochemical in terms of volume. It is the key building block used to produce a large number of higher value-added chemicals including polyethylene, EDC, VCM and styrene. We have the capacity to produce 2.5 billion pounds of ethylene per year at our Lake Charles complex and the capability to consume all of our production internally to produce polyethylene and styrene monomer in our Olefins business and to produce VCM and EDC in our Vinyls business. We also produce ethylene in our Vinyls segment at our Calvert City facility, all of which is used internally in the production of VCM. In addition, we produce ethylene co-products including chemical grade propylene, crude butadiene, pyrolysis gasoline and hydrogen. We sell our entire output of these co-products to external customers.

Polyethylene. Polyethylene, the world's most widely consumed polymer, is used in the manufacture of a wide variety of packaging, film, coatings and molded product applications. Polyethylene is generally classified as either LDPE, LLDPE or HDPE. The density correlates to the relative stiffness of the products. The difference between LDPE and LLDPE is molecular, and products produced from LLDPE are stronger than products produced from LDPE. LDPE is used in end products such as bread bags, dry cleaning bags, food wraps and milk carton and snack package coatings. LLDPE is used for higher film strength applications such as stretch film and heavy duty sacks. HDPE is used to manufacture products such as grocery, merchandise and trash bags, plastic containers and plastic caps and closures.

We are the largest producer of LDPE in North America based on capacity and, in 2010, our annual capacity of 1.5 billion pounds was available in numerous formulations to meet the needs of our diverse customer base. We also have the capacity to produce 980 million pounds (combined) of LLDPE and HDPE per year in various different formulations. We produce LDPE and LLDPE at Lake Charles and Longview. We sell polyethylene to external customers as a final product in pellet form.

Styrene. Styrene is used to produce derivatives such as polystyrene, acrylonitrile butadiene styrene, unsaturated polyester and synthetic rubber. These derivatives are used in a number of applications including injection molding, disposables, food packaging, housewares, paints and coatings, resins, building materials, tires and toys. We produce styrene at our Lake Charles plant, where we have the capacity to produce 570 million pounds of styrene per year, all of which is sold to external customers.

Feedstocks

We are highly integrated along our olefins product chain. We produce most of the ethylene required to produce our polyethylene, VCM and styrene. Ethylene can be produced from either petroleum liquid feedstocks, such as naphtha, condensates and gas oils, or from natural gas liquid feedstocks, such as ethane, propane and butane. One of our ethylene plants uses ethane as its feedstock and the other can use ethane, ethane/propane mix, propane, butane and naphtha. We receive feedstock at our Lake Charles facility through several pipelines from a variety of suppliers in Texas and Louisiana.

In addition to our internally supplied ethylene, we also acquire ethylene from third parties in order to supply a portion of our ethylene requirements. We acquire butene and hexene to manufacture polyethylene and benzene to manufacture styrene. We receive butene and hexene at the Lake Charles complex and hexene at the Longview complex via rail car from several suppliers. We receive benzene via barges, ships and pipeline pursuant to short-term arrangements. We purchase butene and hexene pursuant to multi-year contracts, some of which are renewable for an additional term subject to either party to the contract notifying the other party that it does not wish to renew the contract.

Marketing, Sales and Distribution

We use the majority of our Lake Charles ethylene production in our polyethylene, styrene and VCM operations. We sell the remainder to external customers. In addition, we sell our ethylene co-products to external customers. Our primary ethylene co-products are chemical grade propylene, crude butadiene, pyrolysis gasoline and hydrogen. The majority of sales in our Olefins business are made under long-term agreements. Contract volumes are established within a range. The terms of these contracts are fixed for a period, although earlier termination may occur if the parties fail to agree on price. In most cases, these contracts also contemplate extension of the term unless terminated by one of the parties.

We typically ship our ethylene and propylene via a pipeline system that connects our plants to numerous customers. Our hydrogen is sold via pipeline to a single customer. We also have storage agreements and exchange agreements that allow us access to customers who are not directly connected to the pipeline system. We transport our polyethylene, styrene, crude butadiene and pyrolysis gasoline by rail or truck. Additionally, our pyrolysis gasoline and styrene can be transported by barge.

We have an internal sales force that sells directly to our customers. Our polyethylene customers are some of the nation's largest producers of film and flexible packaging. In 2010, no single customer accounted for 10% or more of segment net sales.

Competition

The markets in which our Olefins business operates are highly competitive. We compete on the basis of price, customer service, product deliverability, quality, consistency and performance. Our competitors in the ethylene, polyethylene and styrene markets are typically some of the world's largest chemical companies, including INEOS (successor to BP Chemicals Ltd.), The Dow Chemical Company, ExxonMobil Chemical Company, LyondellBasell Industries, Chevron Phillips Chemical Company LP and NOVA Chemicals Corporation, a subsidiary of The International Petroleum Investment Company of the Emirate of Abu Dhabi.

Vinyls Business

Products

Principal products in our integrated Vinyls segment include PVC, VCM, EDC, chlorine, caustic soda and ethylene. We also manufacture and sell building products fabricated from the PVC we produce, including pipe, fence and deck, and window and door components. We manage our integrated Vinyls production chain, from the basic chemicals to finished PVC building products, to maximize product margins, pricing and capacity utilization. Our primary manufacturing facilities are located in our Calvert City and Geismar, Louisiana, complexes. Our Calvert City facility includes an ethylene plant, a chlor-alkali plant, a VCM plant, a PVC plant and a large diameter PVC pipe plant. Our Geismar facility includes an EDC plant, a VCM plant and a PVC plant. As of February 17, 2011, we also operate and own 11 PVC building product facilities and owned a 59% interest in a joint venture in China that produces PVC resin, PVC building products and PVC film and sheet. The following table illustrates our production capacities at February 17, 2011 by principal product and the end uses of these products:

Product [(1)]	Annual Capacity [(2)] (Millions of pounds)	End Uses
PVC	1,700	Construction materials including pipe, siding, profiles for windows and doors, film and sheet for packaging and other consumer applications
VCM	1,850	PVC
Chlorine	550	VCM, organic/inorganic chemicals, bleach
Caustic Soda	605	Pulp and paper, organic/inorganic chemicals, neutralization, alumina
Ethylene	450	VCM
PVC Building Products	1,140	Pipe: water and sewer, plumbing, irrigation, conduit; window and door components; fence and deck components

(1) EDC, a VCM intermediate product, is not included in the table.

(2) Annual capacity excludes total capacity of 145 million pounds of PVC film and sheet, 300 million pounds of PVC resin and 33 million pounds of PVC building products from the joint venture in China (in which we have a 59% interest).

PVC. PVC, the world's third most widely used plastic, is an attractive alternative to traditional materials such as glass, metal, wood, concrete and other plastic materials because of its versatility, durability and cost-competitiveness. PVC is produced from VCM, which is, in turn, made from chlorine and ethylene. PVC compounds are made by combining PVC resin with various additives in order to make either rigid and impact-resistant or soft and flexible compounds. The various compounds are then fabricated into end-products through extrusion, calendering, injection-molding or blow-molding. Flexible PVC compounds are used for wire and cable insulation, automotive interior and exterior trims and packaging. Rigid extrusion PVC compounds are commonly used in window frames, vertical blinds and construction products, including pipe and siding. Injection-molding PVC compounds are used in specialty products such as computer housings and keyboards, appliance parts and bottles. We have the capacity to produce 1.1 billion pounds of PVC per year at our Calvert City facility and 600 million pounds per year at our Geismar facility. We have the capacity to use a majority of our PVC internally in the production of our PVC building products. The remainder of our PVC is sold to downstream fabricators and the export market.

VCM. VCM is used to produce PVC, solvents and PVC-related products. We use ethylene and chlorine to produce VCM. We have the capacity to produce 1.3 billion pounds of VCM per year at our Calvert City facility and 550 million pounds per year at our Geismar facility. The majority of our VCM is used internally in our PVC operations.

Chlorine and Caustic Soda. We combine salt and electricity to produce chlorine and caustic soda, co-products commonly referred to as chlor-alkali, at our Calvert City facility. We use our chlorine production in our VCM plants. We currently have the capacity to supply approximately 50% of our chlorine requirements internally. We purchase the remaining amount at market prices. Our caustic soda is sold to external customers who use it for, among other things, the production of pulp and paper, organic and inorganic chemicals and alumina. In August 2010, we announced that we intend to proceed with the previously announced construction of a new chlor-alkali plant to be located at our vinyls manufacturing complex in Geismar. The new chlor-alkali unit is expected to produce 250,000 ECUs annually upon completion, bringing our total ECU capacity to 525,000 per year. The new plant will improve the vertical integration of our vinyls business from chlorine downstream into VCM and PVC and increase caustic soda sales. The project is currently targeted for start-up in the second half of 2013.

Ethylene. We use all of the ethylene produced at Calvert City internally to produce VCM, and Calvert City has the capacity to produce approximately 50% of the ethylene required for our total VCM production. We obtain the remainder of the ethylene we need for our Vinyls business from our Olefins business.

PVC Building Products. Products made from PVC are used in construction materials ranging from water and sewer systems to home and commercial applications for fence, deck, window and door systems. We manufacture and market water, sewer, irrigation and conduit pipe products under the "North American Pipe" brand. We also manufacture and market PVC fence, decking, windows and door profiles under the "Westech Building Products" brand. All of our PVC building products are sold to external customers. All of the PVC we require for our PVC building products is produced internally. The combined capacity of our 11 PVC building products plants is 1,140 million pounds per year.

China Joint Venture. We own a 59% interest in Suzhou Huasu Plastics Co. Ltd., a joint venture based near Shanghai, China. Our joint venture partners are a local Chinese chemical company and a subsidiary of INEOS. In 1995, this joint venture constructed and began operating a PVC film plant that has a current annual capacity of 145 million pounds of PVC film. In 1999, the joint venture constructed and began operating a PVC resin plant that has an annual capacity of 300 million pounds of PVC resin. In 2008, the joint venture began producing PVC building products with an annual capacity of 33 million pounds of product.

Feedstocks

We are highly integrated along our vinyls production chain. We produce most of the ethylene and all of the VCM and PVC used in our Vinyls business, and approximately 50% of our chlorine requirements. The remainder of our chlorine requirements is purchased at market prices. Ethylene produced at our Calvert City facility utilizes propane feedstock. We generally purchase the salt required for our chlor-alkali plant under a long-term contract. We purchase electricity for our Calvert City facility production from the Tennessee Valley Authority under a long-term contract.

We are one of the few North American integrated producers of vinyls with substantial downstream integration into PVC building products. Our Calvert City and Geismar facilities supply all the PVC required for our PVC building products plants. The remaining feedstocks for PVC building products include pigments, fillers and stabilizers, which we purchase under short-term contracts based on prevailing market prices.

Marketing, Sales and Distribution

We are the second largest manufacturer of PVC pipe by volume in North America. We sell a majority of our PVC pipe through a combination of manufacturer's representatives and our internal sales force to distributors who serve the wholesale PVC pipe market. We use a regional sales approach that allows us to provide focused customer service and to meet the specified needs of individual customers. We use an internal salaried sales force to market and sell our fence, window and door profiles. We have the capacity to use a majority of our PVC internally in the production of our PVC building products. The remainder of our PVC is sold to downstream fabricators and the export market.

We sell substantially all of our caustic soda production to external customers, concentrating on customers in Calvert City's geographical area to minimize transportation costs. In 2010, one customer in our Vinyls segment accounted for 10.6% of segment net sales.

Competition

Competition in the vinyls market is based on price, product availability, product performance and customer service. We compete in the vinyls market with other producers including Oxy Chem, LP, Shintech, Inc., Georgia Gulf Corporation and Formosa Plastics Corporation.

Competition in the PVC building products market is based on price, on-time delivery, product quality, customer service and product consistency. We compete in the PVC building products market with other producers and fabricators including JM Eagle and Diamond Plastics Corporation. We are the second largest manufacturer of PVC pipe by volume in North America. We are also one of the largest manufacturers of PVC fence components by volume in the United States.

Environmental and Other Regulation

As is common in our industry, obtaining, producing and distributing many of our products involves the use, storage, transportation and disposal of large quantities of toxic and hazardous materials, and our manufacturing operations require the generation and disposal of large quantities of hazardous wastes. We are subject to extensive, evolving and increasingly stringent federal and local environmental laws and regulations, which address, among other things, the following:

- emissions to the air;
- discharges to land or to surface and subsurface waters;
- other releases into the environment;
- remediation of contaminated sites;
- generation, handling, storage, transportation, treatment and disposal of waste materials; and
- maintenance of safe conditions in the workplace.

We are subject to environmental laws and regulations that can impose civil and criminal sanctions and that may require us to mitigate the effects of contamination caused by the release or disposal of hazardous substances into the environment. Under one law, an owner or operator of property may be held strictly liable for remediating contamination without regard to whether that person caused the contamination, and without regard to whether the practices that resulted in the contamination were legal at the time they occurred. Because several of our production sites have a history of industrial use, it is impossible to predict precisely what effect these requirements will have on us.

Contract Disputes with Goodrich and PolyOne. In connection with the 1990 and 1997 acquisitions of the Goodrich Corporation ("Goodrich") chemical manufacturing complex in Calvert City, Goodrich agreed to indemnify us for any liabilities related to preexisting contamination at the complex. For our part, we agreed to indemnify Goodrich for post-closing contamination caused by our operations. The soil and groundwater at the complex, which does not include our nearby PVC facility, had been extensively contaminated by Goodrich's operations. In 1993, Goodrich spun off the predecessor of PolyOne Corporation ("PolyOne"), and that predecessor assumed Goodrich's indemnification obligations relating to preexisting contamination.

In 2003, litigation arose among us, Goodrich and PolyOne with respect to the allocation of the cost of remediating contamination at the site. The parties settled this litigation in December 2007 and the case was dismissed. In the settlement the parties agreed that, among other things: (1) PolyOne would pay 100% of the costs (with specified exceptions), net of recoveries or credits from third parties, incurred with respect to environmental issues at the Calvert City site from August 1, 2007 forward; (2) either we or PolyOne might, from time to time in the future (but not more than once every five years), institute an arbitration proceeding to adjust that percentage; and (3) we and PolyOne would negotiate a new environmental remediation utilities and services agreement to cover our provision to or on behalf of PolyOne of certain environmental remediation services at the site. The current environmental remediation activities at the Calvert City complex do not have a specified termination date but are expected to last for the foreseeable future. The costs incurred by PolyOne to provide the environmental remediation services were $3.0 million and $2.7 million in 2010 and 2009, respectively. On March 17, 2010, we received notice of PolyOne's intention to commence an arbitration proceeding under the settlement agreement. In this proceeding, PolyOne seeks to readjust the percentage allocation of costs and to recover approximately $1.4 million from us in reimbursement of previously paid remediation costs. At this time, since the proceeding is in an early stage, we are not able to estimate the loss, if any, that the arbitration proceeding could have on our financial statements in 2011 and later years.

Administrative Proceedings. There are several administrative proceedings in Kentucky involving us, Goodrich and PolyOne related to the same manufacturing complex in Calvert City. In 2003, the Kentucky Environmental and Public Protection Cabinet (the "Cabinet") re-issued Goodrich's Resource Conservation and Recovery Act ("RCRA") permit which requires Goodrich to remediate contamination at the Calvert City manufacturing complex. Both Goodrich and PolyOne challenged various terms of the permit in an attempt to shift Goodrich's clean-up obligations under the permit to us. We intervened in the proceedings. The Cabinet has suspended all corrective action under the RCRA permit in deference to a remedial investigation and feasibility study ("RIFS") being conducted pursuant to an Administrative Settlement Agreement ("AOC"), which became effective on December 9, 2009. See "Change in Regulatory Regime" below. The proceedings have been postponed. Periodic status conferences will be held to evaluate whether additional proceedings will be required.

In January 2004, the Cabinet notified us that our ownership of a closed landfill (known as former Pond 4) required us to submit an application for our own permit under RCRA. This could have required us to bear the cost of performing remediation work at former Pond 4 and adjacent areas at the complex. We challenged the Cabinet's January 2004 order and obtained several extensions to submit the required permit application. In October 2006, the Cabinet notified Goodrich and us that both were "operators" of former Pond 4 under RCRA, and ordered us to jointly submit an application for a RCRA permit. Goodrich and we both challenged the Cabinet's October 2006 order. On December 18, 2009, the Cabinet notified us that it had withdrawn the requirement for us to submit a permit application with regard to former Pond 4. On August 12, 2010, an agreed order, signed by all parties, dismissed our challenge to the Cabinet's January 2004 former Pond 4 order.

Change in Regulatory Regime. On May 22, 2009, the Cabinet sent a letter to the U.S. Environmental Protection Agency ("EPA") requesting the EPA's assistance in addressing contamination at the Calvert City site under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). In its response to the Cabinet on May 29, 2009, the EPA stated that it concurred with the Cabinet's request and would incorporate work previously conducted under the Cabinet's RCRA authority into the EPA's cleanup efforts under CERCLA. Since 1983, the EPA has been addressing contamination at an abandoned landfill adjacent to our plant which had been operated by Goodrich and which was being remediated pursuant to CERCLA. During the past two years, the EPA has directed Goodrich and PolyOne to conduct additional investigation activities at the landfill and at our plant. On June 26, 2009, the EPA notified us that we may have potential liability under section 107(a) of CERCLA at our plant site. Liability under section 107(a) of CERCLA is strict and joint and several. The EPA specified a period of 60 days during which we could negotiate the performance and funding of response activities at the site. The EPA's letter of June 26, 2009 also identified Goodrich and PolyOne, among others, as potentially responsible parties at the plant site. We negotiated, in conjunction with the other potentially responsible parties, the AOC and an order to conduct the RIFS. The parties submitted and received EPA approval for a RIFS work plan to implement the AOC. The parties have begun to conduct the RIFS.

Litigation Related to the Administrative Proceedings. We have the contractual right to reconvey title to former Pond 4 back to Goodrich, and we have tendered former Pond 4 back to Goodrich under this provision. In March 2005, we sued Goodrich in the United States District Court for the Western District of Kentucky to require Goodrich to accept the tendered reconveyance and to indemnify us for costs we incurred in connection with former Pond 4. Goodrich subsequently filed a third-party complaint against PolyOne, seeking to hold PolyOne responsible for any of Goodrich's former Pond 4 liabilities to us. Goodrich moved to dismiss our suit against it, we filed a motion for partial summary judgment against Goodrich, and PolyOne moved to dismiss Goodrich's third-party complaint against it. In March 2007, the court granted Goodrich's motion to dismiss our claim that Goodrich is required to accept the tendered reconveyance. On December 18, 2009, the Cabinet withdrew its request for a RCRA permit application for former Pond 4. Thereafter, the parties agreed to dismiss the case without prejudice. The dismissal order was issued by the court on June 23, 2010.

Monetary Relief. Except as noted above, with respect to the settlement of the contract litigation among us, Goodrich and PolyOne, none of the court, the Cabinet nor the EPA has established any allocation of the costs of remediation among the various parties that are involved in the judicial and administrative proceedings discussed above. At this time, we are not able to estimate the loss, if any, that the resolution of these proceedings could have on our financial statements in 2011 and later years. Any cash expenditures that we might incur in the future with respect to the remediation of contamination at the complex would likely be spread out over an extended period. As a result, we believe it is unlikely that any remediation costs allocable to us will be material in terms of expenditures made in any individual reporting period.

Environmental Investigations at Calvert City. In 2002, the National Enforcement Investigations Center ("NEIC") of the EPA investigated our manufacturing complex in Calvert City. In early 2004, the NEIC investigated our nearby PVC plant. The EPA subsequently submitted information requests to us under the Clean Air Act and RCRA. On September 17, 2010, after lengthy negotiations, a consent decree signed by the parties was filed with the United States District Court for the Western District of Kentucky, which settled claims arising out of the audits. Pursuant to the terms of the settlement, we agreed to pay a penalty totaling $0.8 million and to modify our operations to reduce certain emissions and conduct enhanced monitoring. We also agreed to perform an investigation of certain sumps and containment areas at our PVC plant to determine if releases from those facilities have occurred.

EPA Audit of Ethylene Units in Lake Charles. During 2007, the EPA conducted an audit of our ethylene units in Lake Charles, with a focus on leak detection and repair, or LDAR. In January 2008, the U.S. Department of Justice, or DOJ, notified us that the EPA had referred the matter to the DOJ to bring a civil case against us alleging violations of various environmental laws and regulations. The DOJ informed us that it would seek monetary penalties and require us to implement an "enhanced LDAR" program for the ethylene units. Our representatives met with the EPA in February 2008 to conduct initial settlement discussions. While we can offer no assurance as to an outcome, we believe that the resolution of this matter will not have a material adverse effect on our financial condition, results of operations or cash flows.

General. It is our policy to comply with all environmental, health and safety requirements and to provide safe and environmentally sound workplaces for our employees. In some cases, compliance can be achieved only by incurring capital expenditures, and we are faced with instances of noncompliance from time to time. In 2010, we made capital expenditures of $4.2 million related to environmental compliance. We estimate that we will make capital expenditures of $3.8 million in 2011 and $5.3 million in 2012, respectively, related to environmental compliance. A significant percentage of the 2011 and 2012 estimated amounts are related to equipment replacement and upgrades. We anticipate that stringent environmental regulations will continue to be imposed on us and the industry in general. Although we cannot predict with certainty future expenditures, management believes that our current spending trends will continue.

It is difficult to estimate the future costs of environmental protection and remediation because of many uncertainties, including uncertainties about the status of laws, regulations and information related to individual locations and sites and our ability to rely on third parties to carry out such remediation. Subject to the foregoing, but taking into consideration our experience regarding environmental matters of a similar nature and facts currently known, and except for the outcome of pending litigation and regulatory proceedings, which we cannot predict, but which could have a material adverse effect on us, we believe that capital expenditures and remedial actions to comply with existing laws governing environmental protection will not have a material adverse effect on our business and financial results.

Employees

As of December 31, 2010, we had 1,873 employees in the following areas:

Category	Number
Olefins segment	692
Vinyls segment	1,064
Corporate	117

Approximately 10% of our employees are represented by labor unions and all of these employees are working under collective bargaining agreements. The collective bargaining agreements expire in 2014. There have been no strikes or lockouts and we have not experienced any work stoppages throughout our history. We believe that our relationship with the local union officials and bargaining committees is open and positive.

Technology

Historically, our technology strategy has been to selectively acquire and license third-party proprietary technology. Our selection process incorporates many factors, including the cost of the technology, our customers' requirements, raw material and energy consumption rates, product quality, capital costs, maintenance requirements and reliability. We own a patent portfolio of intellectual property related to the polyethylene business, as well as a research and development group that developed this intellectual property. We also need to evaluate and access third-party technology for our Olefins businesses. After acquiring a technology, we devote considerable efforts to further develop and effectively apply the technology with a view to continuously improve our competitive position.

We license technology from a number of third-party providers as follows:

- MW Kellogg technology and ABB Lummus Crest technology for our ethylene plants at Lake Charles;
- Mobil/Badger technology for our styrene plant at Lake Charles;
- Aspen Technology technology for our advanced process control software;
- Asahi Chemical membrane technology for our chlor-alkali plant;
- Badger EBMax technology for our styrene plant at Lake Charles; and
- INEOS (successor to BP Chemicals Ltd.) technology to produce LLDPE and HDPE at Lake Charles and Longview.

With the exception of Aspen Technology, all of the other licenses are perpetual and have been paid in full.

We license out our patented Energx® technology for LLDPE production on a limited basis.

Segment and Geographic Information

Information regarding sales, income (loss) from operations and assets attributable to each of our industry segments, Olefins and Vinyls, and geographical information is presented in Note 19 to our consolidated financial statements included in Item 8 of this Form 10-K.

Available Information

Our Web site address is www.westlake.com. We make our Web site content available for information purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference in this Form 10-K. We make available on this Web site under "Investor Relations/SEC Filings," free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to those reports and proxy statements as soon as reasonably practicable after we electronically file those materials with, or furnish those materials to, the SEC. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy statements and other information regarding SEC registrants, including us.

We intend to satisfy the requirement under Item 5.05 of Form 8-K to disclose any amendments to our Code of Ethics and any waiver from a provision of our Code of Ethics by posting such information on our Web site at www.westlake.com at "Investor Relations/Corporate Governance."

Item 1A. Risk Factors

Cyclicality in the petrochemical industry has in the past, and may in the future, result in reduced operating margins or operating losses.

Our historical operating results reflect the cyclical and volatile nature of the petrochemical industry. The industry is mature and capital intensive. Margins in this industry are sensitive to supply and demand balances both domestically and internationally, which historically have been cyclical. The cycles are generally characterized by periods of tight supply, leading to high operating rates and margins, followed by periods of oversupply primarily resulting from significant capacity additions, leading to reduced operating rates and lower margins.

Moreover, profitability in the petrochemical industry is affected by the worldwide level of demand along with vigorous price competition which may intensify due to, among other things, new domestic and foreign industry capacity. In general, weak economic conditions either in the United States or in the world tend to reduce demand and put pressure on margins. It is not possible to predict accurately the supply and demand balances, market conditions and other factors that will affect industry operating margins in the future.

Some Olefins industry consultants predict that significant increases in worldwide ethylene and ethylene derivative capacity over the past three years, primarily from the Middle East and Asia, will continue for the next several years. As a result, our Olefins segment operating margins may be negatively impacted.

PVC industry operating rates have dropped from peak levels in the second half of 2006 to much lower levels in 2010. In addition, weakness in the U.S. construction markets, which began in the third quarter of 2006, and more recently, the budgetary constraints in municipal spending, has contributed to lower demand for our vinyls products and negatively impacted our Vinyls segment. Looking forward, our Vinyls segment operating rates and margins may continue to be depressed due to the slow recovery of U.S. construction markets and recent and projected North American PVC capacity additions over the next year.

We sell commodity products in highly competitive markets and face significant competition and price pressure.

We sell our products in highly competitive markets. Due to the commodity nature of many of our products, competition in these markets is based primarily on price and to a lesser extent on performance, product quality, product deliverability and customer service. As a result, we generally are not able to protect our market position for these products by product differentiation and may not be able to pass on cost increases to our customers. Accordingly, increases in raw material and other costs may not necessarily correlate with changes in prices for these products, either in the direction of the price change or in magnitude. Specifically, timing differences in pricing between raw material prices, which may change daily, and contract product prices, which in many cases are negotiated only monthly or less often, sometimes with an additional lag in effective dates for increases, have had and may continue to have a negative effect on profitability. Significant volatility in raw material costs tends to place pressure on product margins as sales price increases could lag behind raw material cost increases. Conversely, when raw material costs decrease, customers could seek relief in the form of lower sales prices.

Volatility in costs of raw materials and energy may result in increased operating expenses and adversely affect our results of operations and cash flow.

Significant variations in the costs and availability of raw materials and energy may negatively affect our results of operations. These costs have risen significantly in the past due primarily to oil and natural gas cost increases. We purchase significant amounts of ethane and propane feedstock, natural gas, chlorine and salt to produce several basic chemicals. We also purchase significant amounts of electricity to supply the energy required in our production processes. The cost of these raw materials and energy, in the aggregate, represents a substantial portion of our operating expenses. The prices of raw materials and energy generally follow price trends of, and vary with market conditions for, crude oil and natural gas, which are highly volatile and cyclical. Our results of operations have been and could in the future be significantly affected by increases in these costs. Price increases increase our working capital needs and, accordingly, can adversely affect our liquidity and cash flow. In addition, because we utilize the first-in, first-out ("FIFO") method of inventory accounting, during periods of falling raw material prices and declining sales prices, our results of operations for a particular reporting period could be negatively impacted as the lower sales prices would be reflected in operating income more quickly than the corresponding drop in feedstock costs. We use derivative instruments to reduce price volatility risk on some feedstock commodities. In the future, we may decide not to hedge any of our raw material costs or any hedges we enter into may not have successful results.

In addition, higher natural gas prices could adversely affect the ability of many domestic chemical producers to compete internationally since U.S. producers are disproportionately reliant on natural gas and natural gas liquids as an energy source and as a raw material. In addition to the impact that this has on our exports, reduced competitiveness of U.S. producers also has in the past increased the availability of chemicals in North America, as U.S. production that would otherwise have been sold overseas was instead offered for sale domestically, resulting in excess supply and lower prices in North America. We could also face the threat of imported products from countries that have a cost advantage.

External factors beyond our control can cause fluctuations in demand for our products and in our prices and margins, which may negatively affect our results of operations and cash flow.

External factors beyond our control can cause volatility in raw material prices, demand for our products, product prices and volumes and deterioration in operating margins. These factors can also magnify the impact of economic cycles on our business and results of operations. Examples of external factors include:

- general economic conditions;
- the level of business activity in the industries that use our products;
- competitor action;
- technological innovations;
- currency fluctuations;
- international events and circumstances;
- governmental regulation in the United States and abroad;

- severe weather and natural disasters; and
- credit worthiness of customers and vendors.

We believe that events in the Middle East have had a particular influence on demand, prices and margins in the past and may continue to do so in the future. In addition, a number of our products are highly dependent on durable goods markets, such as housing and construction, which are themselves particularly cyclical. The significant weakening of the U.S. residential housing market during recent years has had an adverse effect on demand and margins for our products. If the global economy worsens in general, or the U.S. residential housing market worsens in particular, demand for our products and our income and cash flow could be adversely affected to an even greater degree.

We may reduce production at or idle a facility for an extended period of time or exit a business because of high raw material prices, an oversupply of a particular product and/or a lack of demand for that particular product, which makes production uneconomical. Since 2007 we have closed a PVC window and door components plant and two PVC pipe plants. Temporary outages sometimes last for several quarters or, in certain cases, longer and cause us to incur costs, including the expenses of maintaining and restarting these facilities. Factors such as increases in raw material costs or lower demand in the future may cause us to further reduce operating rates, idle facilities or exit uncompetitive businesses.

Hostilities in the Middle East and/or the occurrence or threat of occurrence of terrorist attacks such as those against the United States on September 11, 2001 could adversely affect the economies of the United States and other developed countries. A lower level of economic activity could result in a decline in demand for our products, which could adversely affect our net sales and margins and limit our future growth prospects. In addition, these risks have increased in the past, and may continue to increase in the future. Volatility in prices for crude oil and natural gas could also result in increased feedstock costs. In addition, these risks could cause increased instability in the financial and insurance markets and could adversely affect our ability to access capital and to obtain insurance coverage that we consider adequate or is otherwise required by our contracts with third parties.

The global financial crisis and economic downturn have had and may continue to have a negative impact on our business and financial condition.

The global financial crisis and economic downturn have had, and may continue to have, an impact on our business and our financial condition. Our ability to access the capital markets may be severely restricted at a time when we would like, or need, to access such markets, which could have an impact on our flexibility to react to changing economic and business conditions. In addition, the availability of additional financing at cost effective interest rates cannot be assured. The economic downturn could have an impact on the lenders under our revolving credit facility or on our customers and suppliers, causing them to fail to meet their obligations to us. Additionally, the economic downturn resulted in reduced demand for our products, which had a negative impact on our revenues and profits. Further, reduced levels of accounts receivables and inventory affect our credit facility borrowing base. Our credit facility allows us to borrow up to the lesser of (1) the $400.0 million maximum capacity and (2) the calculated borrowing base, which is based on trade receivables and inventory balances. With our reduced levels of working capital, the borrowing base of our credit facility was $392.3 million as of December 31, 2010.

Our inability to compete successfully may reduce our operating profits.

The petrochemical industry is highly competitive. Historically, there have been a number of mergers, acquisitions, spin-offs and joint ventures in the industry. This restructuring activity has resulted in fewer but more competitive producers, many of which are larger than we are and have greater financial resources than we do. Among our competitors are some of the world's largest chemical companies and chemical industry joint ventures. Competition within the petrochemical industry and in the manufacturing of PVC building products is affected by a variety of factors, including:

- product price;

- technical support and customer service;
- quality;
- reliability of supply;
- availability of potential substitute materials; and
- product performance.

Changes in the competitive environment could have a material adverse effect on our business and our operations. These changes could include:

- the emergence of new domestic and international competitors;
- the rate of capacity additions by competitors;
- changes in customer base due to mergers;
- the intensification of price competition in our markets;
- the introduction of new or substitute products by competitors;
- the technological innovations of competitors; and
- the adoption of new environmental laws and regulatory requirements.

Our production facilities process some volatile and hazardous materials that subject us to operating risks that could adversely affect our operating results.

We have four major manufacturing facilities: our olefins complex in Lake Charles, our polyethylene complex in Longview, our vinyls complex in Calvert City and our vinyls facility in Geismar. Our operations are subject to the usual hazards associated with commodity chemical and plastics manufacturing and the related use, storage, transportation and disposal of feedstocks, products and wastes, including:

- pipeline leaks and ruptures;
- explosions;
- fires;
- severe weather and natural disasters;
- mechanical failure;
- unscheduled downtime;
- labor difficulties;
- transportation interruptions;
- chemical spills;
- discharges or releases of toxic or hazardous substances or gases;
- storage tank leaks;
- other environmental risks; and
- terrorist attacks.

According to some experts, global climate change could result in heightened hurricane activity in the Gulf of Mexico. If this materializes, severe weather and natural disaster hazards could pose an even greater risk for our facilities, particularly those in Louisiana.

All these hazards can cause personal injury and loss of life, catastrophic damage to or destruction of property and equipment and environmental damage, and may result in a suspension of operations and the imposition of civil or criminal penalties. We could become subject to environmental claims brought by governmental entities or third parties. A loss or shutdown over an extended period of operations at any one of our four major operating facilities would have a material adverse effect on us. We maintain property, business interruption and casualty insurance that we believe is in accordance with customary industry practices, but we cannot be fully insured against all potential hazards incident to our business, including losses resulting from war risks or terrorist acts. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.

Our operations and assets are subject to extensive environmental, health and safety laws and regulations.

We use large quantities of hazardous substances and generate large quantities of hazardous wastes in our manufacturing operations. Due to the large quantities of hazardous substances and wastes, our industry is highly regulated and monitored by various environmental regulatory authorities. As such, we are subject to extensive federal, state and local laws and regulations pertaining to pollution and protection of the environment, health and safety, which govern, among other things, emissions to the air, discharges onto land or waters, the maintenance of safe conditions in the workplace, the remediation of contaminated sites, and the generation, handling, storage, transportation, treatment and disposal of waste materials. Some of these laws and regulations are subject to varying and conflicting interpretations. Many of these laws and regulations provide for substantial fines and potential criminal sanctions for violations and require the installation of costly pollution control equipment or operational changes to limit pollution emissions and/or reduce the likelihood or impact of hazardous substance releases, whether permitted or not. For example, all four of our petrochemical facilities, in Lake Charles, Longview, Calvert City and Geismar, may require improvements to comply with certain changes in process safety management requirements.

In addition, we cannot accurately predict future developments, such as increasingly strict environmental and safety laws or regulations, and inspection and enforcement policies, as well as resulting higher compliance costs, which might affect the handling, manufacture, use, emission, disposal or remediation of products, other materials or hazardous and non-hazardous waste, and we cannot predict with certainty the extent of our future liabilities and costs under environmental, health and safety laws and regulations. These liabilities and costs may be material.

Legislation to regulate emissions of greenhouse gases ("GHGs") has been introduced in the U.S. Congress, and there has been a wide-ranging policy debate, both in the U.S. and internationally, regarding the impact of these gases and possible means for their regulation. Some of the proposals would require industries to meet stringent new standards that would require substantial reductions in carbon emissions. Those reductions could be costly and difficult to implement. In addition, efforts have been made and continue to be made in the international community toward the adoption of international treaties or protocols that would address global climate change issues, such as the United Nations Climate Change Conference in Copenhagen in 2009. Also, the U.S. Environmental Protection Agency ("EPA") has undertaken new efforts to collect information regarding GHG emissions and their effects. Following a finding by the EPA that certain GHGs represent an endangerment to human health, EPA finalized motor vehicle GHG standards, the effect of which could reduce demand for motor fuels refined from crude oil, and a final rule to address permitting of GHG emissions from stationary sources under the Clean Air Act's Prevention of Significant Deterioration and Title V programs. Additionally, EPA has issued a "Mandatory Reporting of Greenhouse Gases" final rule, which establishes a new comprehensive scheme requiring operators of stationary sources in the U.S. emitting more than established annual thresholds of carbon dioxide-equivalent GHGs to inventory and report their GHG emissions annually. In late 2010, EPA finalized new GHG reporting requirements for upstream petroleum and natural gas systems, which will be added to EPA's GHG reporting rule and will require facilities containing petroleum and natural gas systems that emit 25,000 metric tons or more of CO2 equivalent per year to report annual GHG emissions, with the first report due on March 31, 2012. The estimated monitoring and reporting costs that all or some of our chemical facilities may incur in 2011 and 2012 in connection with these requirements are included in our environmental compliance capital expenditures in Item 1, "Business—Environmental and Other Regulation."

Legislation or regulation by the EPA, and any international agreements to which the United States may become a party, that control or limit GHG emissions or otherwise seek to address climate change could adversely affect our energy supply and costs, the costs of raw materials derived from fossil fuels, our general costs of production and the demand for our products. The cost of complying with any new law, regulation or treaty will depend on the details of the particular program.

We also may face liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances at our facilities or to chemicals that we otherwise manufacture, handle or own. Although these types of claims have not historically had a material impact on our operations, a significant increase in the success of these types of claims could have a material adverse effect on our business, financial condition, operating results or cash flow.

Environmental laws may have a significant effect on the nature and scope of, and responsibility for, cleanup of contamination at our current and former operating facilities, the costs of transportation and storage of raw materials and finished products, the costs of reducing emissions and the costs of the storage and disposal of wastewater. In addition, the federal CERCLA and similar state laws impose joint and several liability for the costs of remedial investigations and actions on the entities that generated waste, arranged for disposal of the wastes, transported to or selected the disposal sites and the past and present owners and operators of such sites. All such potentially responsible parties (or any one of them, including us) may be required to bear all of such costs regardless of fault, legality of the original disposal or ownership of the disposal site. In addition, CERCLA and similar state laws could impose liability for damages to natural resources caused by contamination.

Although we seek to take preventive action, our operations are inherently subject to accidental spills, discharges or other releases of hazardous substances that may make us liable to governmental entities or private parties. This may involve contamination associated with our current and former facilities, facilities to which we sent wastes or by-products for treatment or disposal and other contamination. Accidental discharges may occur in the future, future action may be taken in connection with past discharges, governmental agencies may assess damages or penalties against us in connection with any past or future contamination, or third parties may assert claims against us for damages allegedly arising out of any past or future contamination. In addition, we may be liable for existing contamination related to certain of our facilities for which, in some cases, we believe third parties are liable in the event such third parties fail to perform their obligations. For further discussion of such existing contamination, see Item 1, "Business—Environmental and Other Regulation."

Our level of debt could adversely affect our ability to operate our business.

As of December 31, 2010, we had total outstanding debt of $764.5 million, and our debt represented approximately 34% of our total capitalization. Our annual interest expense for 2010 was $39.9 million. Our level of debt and the limitations imposed on us by our existing or future debt agreements could have significant consequences on our business and future prospects, including the following:

- a portion of our cash flow from operations will be dedicated to the payment of interest and principal on our debt and will not be available for other purposes, including the payment of dividends;
- we may not be able to obtain necessary financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;
- our less leveraged competitors could have a competitive advantage because they have greater flexibility to utilize their cash flow to improve their operations;
- we may be exposed to risks inherent in interest rate fluctuations because some of our borrowings are at variable rates of interest, which would result in higher interest expense in the event of increases in interest rates;
- we could be vulnerable in the event of a downturn in our business that would leave us less able to take advantage of significant business opportunities and to react to changes in our business and in market or industry conditions; and
- should we pursue additional expansions of existing assets or acquisition of third party assets, we may not be able to obtain additional liquidity at cost effective interest rates.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and pay cash dividends will depend on our ability to generate cash in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Our business may not generate sufficient cash flow from operations, currently anticipated cost savings and operating improvements may not be realized on schedule and future borrowings may not be available to us under our credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. In addition, we may not be able to refinance any of our indebtedness, including our credit facility and our senior notes, on commercially reasonable terms or at all.

Our credit facility and the indenture governing our senior notes impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some actions.

Our credit facility and the indenture governing our senior notes impose significant operating and financial restrictions on us. These restrictions limit our ability to:

- pay dividends on, redeem or repurchase our capital stock;
- make investments and other restricted payments;
- incur additional indebtedness or issue preferred stock;
- create liens;
- permit dividend or other payment restrictions on our restricted subsidiaries;
- sell all or substantially all of our assets or consolidate or merge with or into other companies;
- engage in transactions with affiliates; and
- engage in sale-leaseback transactions.

These limitations are subject to a number of important qualifications and exceptions. Our credit facility also requires us to maintain a minimum fixed charge coverage ratio or maintain a specified amount of availability under the credit facility to avoid certain restrictions. These covenants may adversely affect our ability to finance future business opportunities. A breach of any of these covenants could result in a default in respect of the related debt. In 2009, we were subject to additional restrictions in our senior notes indenture on the incurrence of debt because our fixed charge coverage ratio fell below 2.0:1, and we could become subject to those restrictions again in the future. If a default occurred, the relevant lenders could elect to declare the debt, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that debt. In addition, any acceleration of debt under our credit facility will constitute a default under some of our other debt, including the indenture governing our senior notes. Also, because of our current reduced levels of working capital, the borrowing base of our revolving credit facility was $392.3 million as of December 31, 2010, which is below the maximum borrowing capacity of $400.0 million.

Regulations concerning the transportation of hazardous chemicals and the security of chemical manufacturing facilities could result in higher operating costs.

Targets such as chemical manufacturing facilities may be at greater risk of terrorist attacks than other targets in the United States. As a result, the chemical industry responded to the issues surrounding the terrorist attacks of September 11, 2001 by starting initiatives relating to the security of chemicals industry facilities and the transportation of hazardous chemicals in the United States. Simultaneously, local, state and federal governments began a regulatory process that led to new regulations impacting the security of chemical plant locations and the transportation of hazardous chemicals. Our business or our customers' businesses could be adversely affected because of the cost of complying with these regulations.

We may pursue acquisitions, dispositions and joint ventures and other transactions that may impact our results of operations and financial condition.

We seek opportunities to maximize efficiency and create stockholder value through various transactions. These transactions may include various domestic and international business combinations, purchases or sales of assets or contractual arrangements or joint ventures that are intended to result in the realization of synergies, the creation of efficiencies or the generation of cash to reduce debt. To the extent permitted under our credit facility, the indenture governing our senior notes and other debt agreements, some of these transactions may be financed by additional borrowings by us. Although these transactions are expected to yield longer-term benefits if the expected efficiencies and synergies of the transactions are realized, they could adversely affect our results of operations in the short term because of the costs associated with such transactions. Other transactions may advance future cash flows from some of our businesses, thereby yielding increased short-term liquidity, but consequently resulting in lower cash flows from these operations over the longer term. These transactions may not yield the business benefits, synergies or financial benefits anticipated by management.

We may have difficulties integrating the operations of acquired businesses.

If we are unable to integrate or to successfully manage businesses that we have acquired or that we may acquire in the future, our business, financial condition and results of operations could be adversely affected. We may not be able to realize the operating efficiencies, synergies, cost savings or other benefits expected from the acquisitions for a number of reasons, including the following:

- we may fail to integrate the businesses we acquire into a cohesive, efficient enterprise;
- our resources, including management resources, are limited and may be strained if we engage in a significant number of acquisitions, and acquisitions may divert our management's attention from initiating or carrying out programs to save costs or enhance revenues; and
- our failure to retain key employees and contracts of the businesses we acquire.

The trading price of our common stock may negatively impact us.

Volatility in the capital and credit markets may cause downward pressure on stock prices and credit availability. The market value of our common stock is a factor in determining whether our goodwill is impaired. If the market value of our common stock declines significantly, it may result in an impairment of goodwill. A decline in the market value of our common stock could also negatively impact us in other ways, including making it more difficult for us to raise any equity capital.

Our property insurance has only partial coverage for acts of terrorism and, in the event of terrorist attack, we could lose net sales and our facilities.

As a result of the terrorist attacks of September 11, 2001 and other events, our insurance carriers created certain exclusions for losses from terrorism from our property insurance policies. While separate terrorism insurance coverage is available, premiums for full coverage are very expensive, especially for chemical facilities, and the policies are subject to high deductibles. Available terrorism coverage typically excludes coverage for losses from acts of war and from acts of foreign governments as well as nuclear, biological and chemical attacks. We have determined that it is not economically prudent to obtain full terrorism insurance, especially given the significant risks that are not covered by such insurance. Where feasible we have secured some limited terrorism insurance coverage on our property where insurers have included it in their overall programs. In the event of a terrorist attack impacting one or more of our facilities, we could lose the net sales from the facilities and the facilities themselves, and could become liable for any contamination or for personal or property damage due to exposure to hazardous materials caused by any catastrophic release that may result from a terrorist attack.

We will be controlled by our principal stockholder and its affiliates as long as they own a majority of our common stock, and our other stockholders will be unable to affect the outcome of stockholder voting during that time. Our interests may conflict with those of the principal stockholder and its affiliates, and we may not be able to resolve these conflicts on terms possible in arms-length transactions.

As long as TTWF LP (the "principal stockholder") and its affiliates (the "principal stockholder affiliates") own a majority of our outstanding common stock, they will be able to exert significant control over us, and our other stockholders, by themselves, will not be able to affect the outcome of any stockholder vote. As a result, the principal stockholder, subject to any fiduciary duty owed to our minority stockholders under Delaware law, will be able to control all matters affecting us (some of which may present conflicts of interest), including:

- the composition of our board of directors and, through the board, any determination with respect to our business direction and policies, including the appointment and removal of officers and the determination of compensation;
- any determinations with respect to mergers or other business combinations or the acquisition or disposition of assets;
- our financing decisions, capital raising activities and the payment of dividends; and
- amendments to our amended and restated certificate of incorporation or amended and restated bylaws.

The principal stockholder will be permitted to transfer a controlling interest in us without being required to offer our other stockholders the ability to participate or realize a premium for their shares of common stock. A sale of a controlling interest to a third party may adversely affect the market price of our common stock and our business and results of operations because the change in control may result in a change of management decisions and business policy. Because we have elected not to be subject to Section 203 of the General Corporation Law of the State of Delaware, the principal stockholder may find it easier to sell its controlling interest to a third party than if we had not so elected.

In addition to any conflicts of interest that arise in the foregoing areas, our interests may conflict with those of the principal stockholder affiliates in a number of other areas, including:

- business opportunities that may be presented to the principal stockholder affiliates and to our officers and directors associated with the principal stockholder affiliates, and competition between the principal stockholder affiliates and us within the same lines of business;
- the solicitation and hiring of employees from each other; and
- agreements with the principal stockholder affiliates relating to corporate services that may be material to our business.

We may not be able to resolve any potential conflicts with the principal stockholder affiliates, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party, particularly if the conflicts are resolved while we are controlled by the principal stockholder affiliates. Our amended and restated certificate of incorporation provides that the principal stockholder affiliates have no duty to refrain from engaging in activities or lines of business similar to ours and that the principal stockholder affiliates will not be liable to us or our stockholders for failing to present specified corporate opportunities to us.

Cautionary Statements about Forward Looking Statements

The Private Securities Litigation Reform Act of 1995 provides safe harbor provisions for forward-looking information. Certain of the statements contained in this Form 10-K are forward-looking statements. All statements, other than statements of historical facts, included in this Form 10-K that address activities, events or developments that we expect, project, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements can be identified by the use of words such as "believes," "intends," "may," "should," "could," "anticipates," "expected" or comparable terminology, or by discussions of strategies or trends. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot give any assurances that these expectations will prove to be correct. Forward-looking statements relate to matters such as:

- future operating rates, margins, cash flow and demand for our products;

- industry market outlook;
- production capacities;
- our ability to borrow additional funds under our credit facility;
- our ability to meet our liquidity needs;
- our intended quarterly dividends;
- future capacity additions and expansions in the industry;
- impact of our acquisition of a 50% interest in the pipeline from Mont Belvieu, Texas to Lake Charles;
- timing, funding and results of the planned new chlor-alkali plant in Geismar;
- health of our customer base;
- pension plan funding requirements and investment policies;
- compliance with present and future environmental regulations and costs associated with environmentally related penalties, capital expenditures, remedial actions and proceedings, including any new laws, regulations or treaties that may come into force to limit or control carbon dioxide and other GHG emissions or to address other issues of climate change;
- the utilization of net operating loss carryforwards;
- effects of pending legal proceedings; and
- timing of and amount of capital expenditures.

We have based these statements on assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe were appropriate in the circumstances when the statements were made. Forward-looking statements by their nature involve substantial risks and uncertainties that could significantly impact expected results, and actual future results could differ materially from those described in such statements. While it is not possible to identify all factors, we continue to face many risks and uncertainties. Among the factors that could cause actual future results to differ materially are the risks and uncertainties discussed under "Risk Factors" and those described from time to time in our other filings with the SEC including, but not limited to, the following:

- general economic and business conditions;
- the cyclical nature of the chemical industry;
- the availability, cost and volatility of raw materials and energy;
- uncertainties associated with the United States and worldwide economies, including those due to the global economic slowdown, the credit crisis and political tensions in the Middle East and elsewhere;
- current and potential governmental regulatory actions in the United States and regulatory actions and political unrest in other countries;
- industry production capacity and operating rates;
- the supply/demand balance for our products;
- competitive products and pricing pressures;
- instability in the credit and financial markets;
- access to capital markets;
- terrorist acts;
- operating interruptions (including leaks, explosions, fires, weather-related incidents, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions, spills and releases and other environmental risks);
- changes in laws or regulations;

- technological developments;
- our ability to implement our business strategies; and
- creditworthiness of our customers.

Many of such factors are beyond our ability to control or predict. Any of the factors, or a combination of these factors, could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. These forward-looking statements are not guarantees of our future performance, and our actual results and future developments may differ materially from those projected in the forward-looking statements. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels. Every forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our manufacturing facilities and principal products are set forth below. Except as noted, we own each of these facilities.

Location	Principal Products
Lake Charles, Louisiana	Ethylene, polyethylene, styrene
Longview, Texas (1)	Polyethylene, polyethylene wax
Calvert City, Kentucky (2)	PVC, VCM, chlorine, caustic soda, ethylene, PVC pipe
Geismar, Louisiana	PVC, VCM and EDC
Booneville, Mississippi	PVC pipe
Springfield, Kentucky	PVC pipe
Janesville, Wisconsin	PVC pipe
Litchfield, Illinois	PVC pipe
Wichita Falls, Texas	PVC pipe
Leola, Pennsylvania	PVC pipe
Greensboro, Georgia	PVC pipe
Yucca, Arizona	PVC pipe
Evansville, Indiana	Fence and deck components
Calgary, Alberta, Canada (3)	Window and door components

(1) We lease the land on which our Longview facility is located.

(2) We lease a portion of our Calvert City facility.

(3) We lease our Calgary facility.

Olefins

Our Lake Charles complex consists of three tracts on over 1,300 acres in Lake Charles, each within two miles of one another. The complex includes two ethylene plants, two polyethylene plants and a styrene monomer plant. The combined capacity of our two ethylene plants is approximately 2.5 billion pounds per year. The capacity of our two polyethylene plants is approximately 1.4 billion pounds per year and the capacity of our styrene plant is approximately 570 million pounds per year. Our newest polyethylene plant has two production units that use gas phase technology to manufacture both LLDPE and HDPE.

Our Lake Charles complex includes a marine terminal that provides for worldwide shipping capabilities. The complex also is located near rail transportation facilities, which allows for efficient delivery of raw materials and prompt shipment of our products to customers. In addition, the complex is connected by pipeline systems to our ethylene feedstock sources in both Texas and Louisiana. Within the complex, our ethylene plants are connected by pipeline systems to our polyethylene and styrene plants.

Our Longview facility consists of three polyethylene plants, a specialty polyethylene wax plant, and a 200 mile, ten inch ethylene pipeline that runs from Mont Belvieu to Longview. The plants are located inside a large Eastman Chemical Company ("Eastman") facility where Eastman produces a number of other chemical products. We can access ethylene to support our polyethylene operations either by purchasing ethylene from Eastman at the site or by transporting ethylene from our Lake Charles plant into the Gulf Coast grid and by transporting ethylene through our ethylene pipeline into our Longview facility. The technologies we use to produce polyethylene at Longview are similar to the technologies that we employ at Lake Charles. The Longview facility has a total capacity of 1.1 billion pounds per year.

Vinyls

Our Calvert City complex is situated on 550 acres on the Tennessee River in Kentucky and includes an ethylene plant, a chlor-alkali plant, a VCM plant, a PVC plant and a large diameter PVC pipe plant. The capacity of our Calvert City ethylene plant is 450 million pounds per year and the capacity of our chlor-alkali plant is 550 million pounds of chlorine and 605 million pounds of caustic soda per year. Our chlorine plant utilizes efficient, state-of-the-art membrane technology. Our VCM plant has a capacity of 1.3 billion pounds per year and our Calvert City PVC plant has a capacity of 1.1 billion pounds per year. Our large diameter PVC pipe facility has a capacity of approximately 55 million pounds per year.

Our vinyls facility in Geismar is situated on 184 acres on the Mississippi River. The site includes a PVC plant with a capacity of 600 million pounds per year and a VCM plant with a capacity of 550 million pounds per year with related EDC capacity. In August 2010, we announced that we intend to proceed with the previously announced construction of a new chlor-alkali plant to be located at our vinyls manufacturing complex in Geismar. The new chlor-alkali unit is expected to produce 250,000 ECUs annually upon completion, bringing our total ECU capacity to 525,000 per year. The new plant will improve the vertical integration of our vinyls business from chlorine downstream into VCM and PVC, and increase caustic soda sales. The project is currently targeted for start-up in the second half of 2013.

As of February 17, 2011, we operated 11 PVC building products plants, consisting of nine PVC pipe plants, and two profiles plants producing PVC fence, decking, windows and door profiles. The majority of our plants are strategically located near our Calvert City complex and serve customers throughout the middle United States. The combined capacity of our PVC building product plants is 1,140 million pounds per year.

We believe our current facilities and announced expansions are adequate to meet the requirements of our present and foreseeable future operations.

Headquarters

Our principal executive offices are located in Houston, Texas. Our office space is leased, at market rates, from an affiliate under a lease that expires on December 31, 2014. See Note 15 to the audited consolidated financial statements appearing elsewhere in this Form 10-K and "Certain Relationships and Related Transactions" in our proxy statement to be filed with the SEC within 120 days of December 31, 2010 pursuant to Regulation 14A with respect to our 2011 annual meeting of stockholders (the "Proxy Statement").

Item 3. Legal Proceedings

In addition to the matters described under Item 1, "Business—Environmental and Other Regulation," we are involved in various routine legal proceedings incidental to the conduct of our business. We do not believe that any of these routine legal proceedings will have a material adverse effect on our financial condition, results of operations or cash flows.

Executive Officers of the Registrant

James Chao (age 63). Mr. Chao has been our Chairman of the Board since July 2004 and became a director in June 2003. He previously served as our Vice Chairman of the Board since May 1996. Mr. Chao also has responsibility for the oversight of our Vinyls business. Mr. Chao has over 40 years of global experience in the chemical industry. In November 2010, Mr. Chao resigned as the Executive Chairman of Titan Chemicals Corp. Bhd., a position he held since June 2003. Prior to June 2003, he served as Titan's Managing Director. He has served as a Special Assistant to the Chairman of China General Plastics Group and worked in various financial, managerial and technical positions at Mattel Incorporated, Developmental Bank of Singapore, Singapore Gulf Plastics Pte. Ltd. and Gulf Oil Corporation. Mr. Chao, along with his brother Albert Chao, assisted their father T.T. Chao in founding Westlake Chemical Corporation. Mr. Chao received his Bachelor of Science degree from the Massachusetts Institute of Technology and an M.B.A. from Columbia University.

Albert Chao (age 61). Mr. Chao has been our President since May 1996 and a director since June 2003. Mr. Chao has over 35 years of global experience in the chemical industry. In 1985, Mr. Chao assisted his father T.T. Chao and his brother James Chao in founding Westlake Chemical Corporation, where he served as Executive Vice President until he succeeded James as President. He has held positions in the Controller's Group of Mobil Oil Corporation, in the Technical Department of Hercules Incorporated, in the Plastics Group of Gulf Oil Corporation and has served as Assistant to the Chairman of China General Plastics Group and Deputy Managing Director of a plastics fabrication business in Singapore. He was also previously a director of Titan Chemicals Corp. Bhd., a position he resigned from in November 2010. Mr. Chao received a bachelor's degree from Brandeis University and an M.B.A. from Columbia University. Mr. Chao is a trustee emeritus of Rice University.

M. Steven Bender (age 54). Mr. Bender has been our Senior Vice President and Chief Financial Officer since February 2008. In addition, from February 2008 until December 2010, Mr. Bender also served as our Treasurer. From February 2007 to February 2008, Mr. Bender served as our Vice President, Chief Financial Officer and Treasurer and from June 2005 to February 2007, he served as our Vice President and Treasurer. From June 2002 until June 2005, Mr. Bender served as Vice President and Treasurer of KBR, Inc., and from 1996 to 2002 he held the position of Assistant Treasurer for Halliburton Company. Prior to that, he held various financial positions within that company. Additionally, he was employed by Texas Eastern Corporation for over a decade in a variety of increasingly responsible audit, finance and treasury positions. Mr. Bender received a Bachelor of Business Administration from Texas A&M University and an M.B.A. from Southern Methodist University. Mr. Bender is also a Certified Public Accountant.

Robert F. Buesinger (age 54). Mr. Buesinger has been our Senior Vice President, Vinyls since joining us in April 2010. Prior to joining us, Mr. Buesinger served as the General Manager and President of Chevron Phillips Chemical Company L.P.'s Performance Pipe Division from February 2010 to March 2010. From June 2008 to January 2010, Mr. Buesinger held the position of General Manager in the Alpha Olefins and Poly Alpha Olefins business of Chevron Phillips Chemical Company L.P. From April 2005 to May 2008, he served as the President and Managing Director of Chevron Phillips Singapore Chemicals Pte. Ltd. and Asia Region General Manager for Chevron Phillips Chemical Company L.P. Prior to that, he held various technical and sales management positions within that company. Mr. Buesinger holds a B.S. in Chemical Engineering from Tulane University.

Donald M. Condon, Jr. (age 61). Mr. Condon has been our Senior Vice President, Olefins and Corporate Business Development since July 2008. From July 2006 to July 2008, Mr. Condon was our Senior Vice President, Corporate Planning and Business Development. Prior to joining us, Mr. Condon served as the Managing Director of Titan Chemicals Corp. Bhd. from July 2003 to June 2006 and President & General Manager of Conoco Energy Ventures from 1998 until July 2003. He previously was employed by Conoco and Dupont in a variety of management and executive positions. In 2010, Mr. Condon was named a non-executive director of The Manitowoc Company, Inc. He was also previously a director of Titan Chemicals Corp. Bhd., a position he resigned from in November 2010. Mr. Condon holds a B.B.A. from the University of Wisconsin.

David R. Hansen (age 60). Mr. Hansen has been our Senior Vice President, Administration, since September 1999 and served as Vice President, Human Resources from 1993 to 1999. From August 2003 until

July 2004 he was also our Secretary. Prior to joining us in 1990, Mr. Hansen served as Director of Human Resources & Administration for Agrico Chemical Company and held various human resources and administrative management positions within the Williams Companies. He has 30 years of administrative management experience in the oil, gas, energy, chemicals, pipeline, plastics and computer industries. He received his Bachelor of Science degree in Social Science from the University of Utah and has completed extensive graduate work toward an M.S. in Human Resources Management.

Jeffrey L. Taylor (age 57). Mr. Taylor has been our Senior Vice President, Polyethylene since April 2008. From January 2003 to April 2008, Mr. Taylor served as our Vice President, Polyethylene. Mr. Taylor joined us in March 2002 as Manager, Polyethylene Marketing. Mr. Taylor joined us after a 25-year career with Chevron Phillips Chemical Company where he served as the Vice President, Polyethylene, Americas from 2000 to 2001 and Marketing Manager—Polyethylene from 1999 to 2000. During his career, he has held a variety of sales, marketing, operations and general management assignments. He is a graduate of the University of Delaware with a B.S. in Business Administration and a B.A. in Mathematics.

Andrew C. Johannesen (age 43). Mr. Johannesen has been our Vice President and Treasurer since joining us in December 2010. Prior to joining us, Mr. Johannesen served as the Vice President and Treasurer of RRI Energy, Inc., and its predecessor company Reliant Energy, Inc., from March 2007 to December 2010. From May 2005 to March 2007, Mr. Johannesen held the position of Vice President and Assistant Treasurer of Reliant Energy, Inc. From June 2004 to May 2005, he served as the Assistant Treasurer of Reliant Energy, Inc. Prior to that, he held a variety of corporate development positions within that company. Additionally, he was employed by Exxon Mobil Corporation in various financial positions and by the public accounting firm Deloitte & Touche. Mr. Johannesen received a B.A. in Economics from Haverford College and an M.B.A. from the University of Chicago. He is also a Certified Public Accountant.

Andrew Kenner (age 46). Mr. Kenner has been our Vice President, Manufacturing since July 2008. Prior to joining us, Mr. Kenner served as Vice President and General Manager of Valero Energy Corporation's Delaware City Refinery from September 2005 to July 2008. From August 2004 to September 2005, Mr. Kenner held the position of Vice President and General Manager of Valero's Houston Refinery and from August 2003 to August 2004, he served as Operations Director for Valero's Texas City Refinery. Mr. Kenner holds a B.S. in Aerospace Engineering from Texas A&M University and a M.S. in Chemical Engineering from the University of Texas at Austin.

George J. Mangieri (age 60). Mr. Mangieri has been our Vice President and Chief Accounting Officer since February 2007. From April 2000 to February 2007, he was Vice President and Controller. Prior to joining us, Mr. Mangieri served as Vice President and Controller of Zurn Industries, Inc. from 1998 to 2000. He previously was employed as Vice President and Controller for Imo Industries, Inc. in New Jersey, and spent over 10 years in public accounting with Ernst & Young LLP, where he served as Senior Manager. He received his Bachelor of Science degree from Monmouth College and is a Certified Public Accountant.

Stephen Wallace (age 64). Mr. Wallace has been our Vice President and General Counsel since December 2003 and our Secretary since July 2004. He began his legal career over 25 years ago at the law firm of Baker Botts L.L.P., which he left as a partner in 1993. He subsequently held senior corporate legal positions with Transworld Oil U.S.A., Inc. (1993-1996; 2002-2003), Oman Oil Company Ltd. (1996-1997), and Enron Global Exploration & Production Inc. and its affiliates (1997-2002). Mr. Wallace holds a B.A. from Rice University and a Ph.D. from Cornell University in linguistics, and received his J.D. from the University of Houston.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Price Range of Common Stock

As of February 17, 2011, there were 60 holders of record of our common stock. Our common stock is listed on the New York Stock Exchange under the symbol "WLK." Set forth below are the high and low closing prices for our common stock, as reported on the New York Stock Exchange composite tape for the periods indicated and the cash dividends declared in these periods.

	High	Low	Cash Dividends Declared
Year Ended December 31, 2010			
4th Quarter	$43.59	$29.52	$0.0635
3rd Quarter	30.13	17.56	0.0635
2nd Quarter	29.77	18.55	0.0575
1st Quarter	25.79	19.66	0.0575
Year Ended December 31, 2009			
4th Quarter	$27.75	$24.27	$0.0575
3rd Quarter	28.18	18.97	0.0575
2nd Quarter	22.07	15.04	0.0525
1st Quarter	16.68	10.40	0.0525

Our credit facility and the indenture governing our senior notes restrict our ability to pay dividends or other distributions on our equity securities. We do not currently expect these restrictions to materially limit our ability to pay regular quarterly dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt" for a discussion of the restrictions.

Issuer Purchases of Equity Securities

The following table provides information on our purchase of equity securities during the quarter ended December 31, 2010:

Period	Total Number of Shares Purchased (1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
October 2010	—	$ —	N/A	N/A
November 2010	—	—	N/A	N/A
December 2010	334	43.49	N/A	N/A
Total	334	$43.49	N/A	N/A

(1) The shares purchased during the quarter ended December 31, 2010 represent shares withheld by us in satisfaction of withholding taxes due upon the vesting of restricted stock granted to our employees under the 2004 Omnibus Plan.

Equity Compensation Plan Information

Securities authorized for issuance under equity compensation plans are as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity compensation plans approved by security holders	1,314,524	$20.81	3,601,961
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,314,524	$20.81	3,601,961

Other information regarding our equity compensation plans is set forth in the section entitled "Executive Compensation" in our Proxy Statement, which information is incorporated herein by reference.

Item 6. Selected Financial and Operational Data (1)

	Year Ended December 31,				
	2010	2009	2008	2007	2006
	(dollars in thousands, except per share and volume data)				
Statement of Operations Data:					
Net sales	$ 3,171,787	$ 2,325,723	$ 3,692,353	$ 3,192,178	$ 2,484,366
Gross profit	482,683	195,128	69,368	271,400	396,483
Selling, general and administrative expenses	104,319	87,871	98,908	96,679	83,232
Income (loss) from operations	378,364	107,257	(29,540)	174,721	313,251
Interest expense	(39,875)	(34,957)	(33,957)	(18,422)	(16,519)
Debt retirement cost	—	—	—	—	(25,853)
Other income, net (2)	4,471	6,453	5,475	2,658	11,670
Income (loss) before income taxes	342,960	78,753	(58,022)	158,957	282,549
Provision for (benefit from) for income taxes	121,567	25,758	(28,479)	44,228	87,990
Net income (loss)	$ 221,393	$ 52,995	$ (29,543)	$ 114,729	$ 194,559
Earnings (loss) per share information (3):					
Basic	$ 3.35	$ 0.80	$ (0.45)	$ 1.75	$ 2.98
Diluted	$ 3.34	$ 0.80	$ (0.45)	$ 1.75	$ 2.98
Weighted average shares outstanding					
Basic	66,139,206	65,914,404	65,623,764	65,445,722	65,189,706
Diluted	66,342,995	66,012,693	65,623,764	65,525,379	65,296,666
Balance Sheet Data (end of period):					
Cash and cash equivalents	$ 630,299	$ 245,592	$ 90,239	$ 24,914	$ 52,646
Working capital (4)	1,152,382	701,812	586,701	650,923	527,875
Total assets	2,954,144	2,446,356	2,286,989	2,569,335	2,082,098
Total debt	764,482	515,400	510,319	511,414	260,156
Stockholders' equity	1,505,070	1,284,982	1,239,060	1,286,670	1,173,541
Cash dividends declared per share	$ 0.2420	$ 0.2200	$ 0.2050	$ 0.1800	$ 0.1350
Other Operating Data:					
Cash flow from:					
Operating activities	$ 283,284	$ 235,522	$ 186,089	$ 62,166	$ 237,184
Investing activities	(80,275)	(103,186)	(171,952)	(124,805)	(404,336)
Financing activities	181,698	23,017	51,188	34,907	(18,097)
Depreciation and amortization	128,732	123,199	111,926	103,514	86,262
Capital expenditures	81,269	99,769	172,561	135,725	136,258
EBITDA (5)	511,567	236,909	87,861	280,893	385,330
External Sales Volume (millions of pounds):					
Olefins Segment					
Polyethylene	2,320	2,211	2,231	2,447	1,318
Ethylene, styrene and other	938	741	971	948	858
Vinyls Segment					
PVC building products	593	613	627	756	758
VCM, PVC, and other	1,542	1,346	1,538	1,467	1,289

(1) The historical selected financial and operational data should be read together with Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Item 8, Financial Statements and Supplementary Data included in this annual report on Form 10-K.

(2) Other income, net is composed of interest income, insurance proceeds, equity income, management fee income and other gains and losses.

(3) As a result of an accounting standards update on earnings per share regarding participating securities that became effective on January 1, 2009, the Company's restricted stock is required to be included in the computation of basic earnings per share. Accordingly, the weighted average shares for the years ended December 31, 2008, 2007 and 2006 have been retrospectively adjusted and the (loss) earnings per share calculation for the years ended December 31, 2008, 2007 and 2006 have also been amended to reflect the new computation. The (loss) earnings per share for the years ended December 31, 2008, 2007 and 2006 have been adjusted, as necessary.

(4) Working capital equals current assets less current liabilities.

(5) EBITDA (a non-GAAP financial measure) is calculated as net income before interest expense, income taxes, depreciation and amortization. The body of accounting principles generally accepted in the United States is commonly referred to as "GAAP." For this purpose a non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical and future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. We have included EBITDA in this Form 10-K because our management considers it an important supplemental measure of our performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, some of which present EBITDA when reporting their results. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using EBITDA. EBITDA allows for meaningful company-to-company performance comparisons by adjusting for factors such as interest expense, depreciation and amortization and taxes, which often vary from company to company. In addition, we utilize EBITDA in evaluating acquisition targets. Management also believes that EBITDA is a useful tool for measuring our ability to meet our future debt service, capital expenditures and working capital requirements, and EBITDA is commonly used by us and our investors to measure our ability to service indebtedness. EBITDA is not a substitute for the GAAP measures of earnings or of cash flow and is not necessarily a measure of our ability to fund our cash needs. In addition, it should be noted that companies calculate EBITDA differently and, therefore, EBITDA as presented in this Form 10-K may not be comparable to EBITDA reported by other companies. EBITDA has material limitations as a performance measure because it excludes (1) interest expense, which is a necessary element of our costs and ability to generate revenues because we have borrowed money to finance our operations, (2) depreciation, which is a necessary element of our costs and ability to generate revenues because we use capital assets and (3) income taxes, which is a necessary element of our operations. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. The following table reconciles EBITDA to net income (loss) and to cash flow from operating activities.

Reconciliation of EBITDA to Net Income (Loss) and to Cash Flow from Operating Activities

	Year Ended December 31,				
	2010	2009	2008	2007	2006
	(dollars in thousands)				
EBITDA	$ 511,567	$ 236,909	$ 87,861	$ 280,893	$385,330
Less:					
(Provision for) benefit from income taxes	(121,567)	(25,758)	28,479	(44,228)	(87,990)
Interest expense	(39,875)	(34,957)	(33,957)	(18,422)	(16,519)
Depreciation and amortization	(128,732)	(123,199)	(111,926)	(103,514)	(86,262)
Net income (loss)	221,393	52,995	(29,543)	114,729	194,559
Changes in operating assets and liabilities	40,134	143,813	204,818	(59,830)	20,200
Equity in income of joint ventures	(2,212)	(3,818)	(621)	(2,796)	(1,766)
Deferred income taxes	14,153	31,207	(13,879)	5,286	13,852
Write-off of debt issuance cost	—	—	—	—	3,623
Loss from disposition of fixed assets	581	2,711	4,900	724	2,848
Gain on involuntary conversion of assets	—	(455)	—	—	—
Amortization of debt issue costs	2,154	1,461	954	760	850
Stock-based compensation expense	6,164	5,638	4,178	2,873	1,731
Provision for doubtful accounts	917	1,970	15,282	420	1,287
Cash flow from operating activities	$ 283,284	$ 235,522	$ 186,089	$ 62,166	$237,184

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a vertically integrated manufacturer and marketer of petrochemicals, polymers and fabricated PVC building products. Our two principal business segments are Olefins and Vinyls. We use the majority of our internally-produced basic chemicals to produce higher value-added chemicals and PVC building products.

Consumption of the basic chemicals that we manufacture in the commodity portions of our olefins and vinyls processes has increased significantly over the past 30 years. Our olefins and vinyls products are some of the most widely used chemicals in the world and are upgraded into a wide variety of higher value-added chemical products used in many end-markets. Petrochemicals are typically manufactured in large volume by a number of different producers using widely available technologies. The petrochemical industry exhibits cyclical commodity characteristics, and margins are influenced by changes in the balance between supply and demand and the resulting operating rates, the level of general economic activity and the price of raw materials. The cycle is generally characterized by periods of tight supply, leading to high operating rates and margins, followed by a decline in operating rates and margins primarily as a result of significant capacity additions. Due to the significant size of new plants, capacity additions are built in large increments and typically require several years of demand growth to be absorbed.

Weakness in the U.S. construction markets, which began in the third quarter of 2006, and more recently, the budgetary constraints in municipal spending, has contributed to lower demand for our vinyls products. As a result, operating margins remain depressed in our Vinyls segment. In addition, increases in feedstock costs, combined with the industry's inability to raise prices for PVC resin and PVC building products sufficiently in order to offset cost increases, significantly impacted our Vinyls segment's operating results in 2010. A precipitous decline in caustic prices driven by reduced industrial activity negatively impacted our Vinyls segment in 2009. However, caustic prices stabilized in the fourth quarter of 2009 and showed quarterly sequential improvements in 2010 primarily attributable to an increase in industrial demand. In December 2010, we assessed certain of our PVC building products assets for potential impairment and our analysis concluded that these assets were not impaired.

In 2008, Olefins segment margins declined significantly due to a sharp drop in product demand that started in the third quarter of 2008 as customers began to anticipate lower product prices due to a weakened global economy and collapsing energy prices. This was followed by a sharp drop in product prices in the last quarter of 2008, which resulted in continued weak demand, lower operating rates and a significant operating loss for that quarter. Lower customer inventory levels following the destocking that occurred in the fourth quarter of 2008 and first quarter of 2009 contributed to the increased demand and margins in our Olefins segment in 2009. In addition, in 2009 and continuing through 2010, a cost advantage for natural gas-based ethylene producers over naphtha-based ethylene producers allowed a strong export market and higher margins for North American producers. Increased global demand for polyethylene during 2010 resulted in increased sales volumes and improved operating margins and cash flow for our Olefins segment.

PVC industry operating rates have dropped from peak levels in the second half of 2006 to much lower levels in 2010. Looking forward, our Vinyls operating rates and margins may continue to be depressed due to the slow recovery of U.S. construction markets and recent and projected North American PVC capacity additions over the next year.

Some Olefins industry consultants predict that significant increases in worldwide ethylene and ethylene derivative capacity over the past three years, primarily from the Middle East and Asia, will continue for the next several years. As a result, our Olefins segment operating margins may be negatively impacted.

While the recent economic environment has been challenging for our customers, we believe our customer base remains generally healthy. As we continue to manage our business in this environment, including the slowdown in construction activity, we have taken steps designed to address the changes in demand and margins in our Vinyls segment and its resulting impact on our operations by matching production with sales demand and continuing to operate our plants in an efficient manner. We continue to monitor our cost management programs and discretionary capital spending. The global economic downturn has been challenging to our business and, depending on the performance of the economy in 2011 and beyond, could have a negative effect on our financial condition, results of operations or cash flows.

We purchase significant amounts of ethane and propane feedstock, natural gas, chlorine and salt from external suppliers for use in production of basic chemicals in the olefins and vinyls chains. We also purchase significant amounts of electricity to supply the energy required in our production processes. While we have agreements providing for the supply of ethane and propane feedstocks, natural gas, chlorine and electricity, the contractual prices for these raw materials and energy vary with market conditions and may be highly volatile. Factors that have caused volatility in our raw material prices in the past and which may do so in the future include:

- shortages of raw materials due to increasing demand;
- capacity constraints due to construction delays, strike action or involuntary shutdowns;
- the general level of business and economic activity; and
- the direct or indirect effect of governmental regulation.

Significant volatility in raw material costs tends to put pressure on product margins as sales price increases could lag behind raw material cost increases. Conversely, when raw material costs decrease, customers may seek relief in the form of lower sales prices. We currently use derivative instruments to reduce price volatility risk on feedstock commodities and lower overall costs. Normally, there is a pricing relationship between a commodity that we process and the feedstock from which it is derived. When this pricing relationship deviates from historical norms, we have from time to time entered into derivative instruments and physical positions in an attempt to take advantage of this relationship.

Our historical results have been significantly affected by our plant production capacity, our efficient use of the capacity and our ability to increase our capacity. Since our inception, we have followed a disciplined growth strategy that focuses on plant acquisitions, new plant construction and internal expansion. We evaluate each expansion project on the basis of its ability to produce sustained returns in excess of our cost of capital and its ability to improve efficiency or reduce operating costs.

As noted above in Item 1A, "Risk Factors," we are subject to extensive environmental regulations, which may impose significant additional costs on our operations in the future. Further, current concern about GHG emissions and their possible effects on climate change has led to the enactment of regulations, and to proposed legislation and additional regulations that could affect us in the form of increased cost of feedstocks and fuel, other increased costs of production and decreased demand for our products. While we do not expect any of these enactments or proposals to have a material adverse effect on us in the near term, we cannot predict the longer-term effect of any of these regulations or proposals on our future financial condition, results of operations or cash flows.

We experienced several shutdowns and planned major maintenance activities, or turnarounds, from 2008 to 2010. During a turnaround, production at the unit is suspended while work on the unit is performed, but sales can continue during the turnaround period from inventory on hand. In 2008, we performed a turnaround of our styrene plant in Lake Charles. The unit was shut down for a total of 48 days to perform planned major maintenance activities and a revamp project designed to increase energy efficiency and slightly increase capacity. The cost associated with the turnaround was approximately $17.5 million, which was deferred. During August and September 2008, we shut down our vinyls facilities at our Geismar complex and our olefins facilities at our Lake Charles complex due to Hurricanes Gustav and Ike. Both complexes sustained minimal damage from the hurricanes; however, the energy and power shortages caused by the hurricanes affected many suppliers and, as a consequence, the Lake Charles facilities were shut down for approximately three weeks due to the two hurricanes, while the Geismar facilities were shut down for approximately one and a half weeks due to Hurricane Gustav. In addition, one of our ethylene units in Lake Charles was idled during December 2008 due to significant customer inventory destocking and resulting weakened demand for our products. While that unit was down, we completed a turnaround of the unit that was originally scheduled for the first half of 2009. The unit was shut down for a total of 86 days and was successfully restarted in March 2009. The cost of this turnaround was approximately $22.6 million, which was deferred. In January 2009, our Calvert City complex experienced an ice storm that caused a power failure at the facility and resulted in damage to a compressor for our ethylene unit. The power outage caused the complex to be down for eight days and the ethylene unit compressor damage resulted in reduced production rates for all major products produced at the facility for a period of 24 days. In January 2010, our complex in Lake Charles experienced freezing temperatures that resulted in damage to a compressor at one of our ethylene units, resulting in an unscheduled shutdown of that unit for a total of 21 days. There were no planned major maintenance activities in 2010.

Recent Developments

In October 2010, we entered into a 50/50 joint venture with Kinder Morgan Energy Partners L.P. to own a 104-mile natural gas liquids pipeline from Mont Belvieu to Lake Charles. The acquisition of the pipeline interest is expected to provide overall improvement in the reliability of essential feedstock supply to our Lake Charles site. The investment in the joint venture is not significant to our consolidated financial position and is not expected to have a material impact on our financial condition, results of operations or cash flows in any individual reporting period.

In August 2010, we announced that we intend to proceed with the previously announced construction of a new chlor-alkali plant to be located at our vinyls manufacturing complex in Geismar. The new chlor-alkali unit is expected to produce 250,000 ECUs annually upon completion, bringing our total ECU capacity to 525,000 per year. The new plant will improve the vertical integration of our Vinyls business from chlorine downstream into VCM and PVC, and increase caustic soda sales. The project is currently estimated to cost in the range of $250.0 million to $300.0 million and is targeted for start-up in the second half of 2013. We expect the project will be funded with cash flow from operations, the net proceeds from certain of the revenue bonds of the Louisiana Local Government Environmental Facility and Development Authority (the "Authority"), a political subdivision of the State of Louisiana, and if necessary, our revolving credit facility and other external financing.

Results of Operations

Segment Data

	Year Ended December 31,		
	2010	2009	2008
	(dollars in thousands)		
Net external sales			
Olefins			
Polyethylene	$1,656,203	$1,210,706	$1,724,671
Ethylene, styrene and other	605,009	400,745	823,253
Total olefins	2,261,212	1,611,451	2,547,924
Vinyls			
PVC building products	352,419	315,447	428,461
VCM, PVC and other	558,156	398,825	715,968
Total vinyls	910,575	714,272	1,144,429
Total	$3,171,787	$2,325,723	$3,692,353
Income (loss) from operations			
Olefins	$ 460,027	$ 177,101	$ (40,145)
Vinyls	(62,429)	(57,445)	17,877
Corporate and other	(19,234)	(12,399)	(7,272)
Total income (loss) from operations	378,364	107,257	(29,540)
Interest expense	(39,875)	(34,957)	(33,957)
Other income, net	4,471	6,453	5,475
Provision for (benefit from) income taxes	121,567	25,758	(28,479)
Net income (loss)	$ 221,393	$ 52,995	$ (29,543)
Earnings (loss) per diluted share	$ 3.34	$ 0.80	$ (0.45)

	Year Ended December 31,			
	2010		2009	
	Average Sales Price	Volume	Average Sales Price	Volume
Product sales price and volume percentage change from prior year				
Olefins [1]	+34.7%	+5.6%	-32.2%	-4.6%
Vinyls [2]	+18.7%	+8.8%	-32.1%	-5.5%
Company average	+29.8%	+6.6%	-32.1%	-4.9%

(1) Includes: Ethylene and ethylene co-products, polyethylene, and styrene.

(2) Includes: Ethylene co-products, caustic, VCM, PVC resin, PVC pipe and other PVC building products.

	Year Ended December 31,		
	2010	2009	2008
Average industry prices (1)			
Ethane (cents/lb)	20.2	16.2	30.1
Propane (cents/lb)	27.6	19.9	33.4
Ethylene (cents/lb) (2)	45.9	33.9	58.5
Polyethylene (cents/lb) (3)	88.7	70.1	89.4
Styrene (cents/lb) (4)	62.7	49.6	73.2
Caustic ($/short ton) (5)	365.4	394.6	687.5
Chlorine ($/short ton) (6)	322.9	288.1	269.2
PVC (cents/lb) (7)	66.3	51.3	57.0

(1) Industry pricing data was obtained through the Chemical Market Associates, Inc., or CMAI. We have not independently verified the data.

(2) Represents average North American contract prices of ethylene over the period as reported by CMAI.

(3) Represents average North American contract prices of polyethylene low density film over the period as reported by CMAI.

(4) Represents average North American contract prices of styrene over the period as reported by CMAI.

(5) Represents average North American acquisition prices of caustic soda (diaphragm grade) over the period as reported by CMAI.

(6) Represents average North American contract prices of chlorine (into chemicals) over the period as reported by CMAI.

(7) Represents average North American contract prices of PVC over the period as reported by CMAI. During 2008, CMAI made a 16 cent per pound downward, non-market related adjustment to PVC resin prices.

Summary

For the year ended December 31, 2010, we had net income of $221.4 million, or $3.34 per diluted share, on net sales of $3,171.8 million. This represents an increase in net income of $168.4 million, or $2.54 per diluted share, from 2009 net income of $53.0 million, or $0.80 per diluted share, on net sales of $2,325.7 million in 2009. Sales for the year ended December 31, 2010 increased $846.1 million to $3,171.8 million compared to sales for 2009 of $2,325.7 million, primarily due to higher sales prices for most of our major products, except caustic, and higher sales volume for polyethylene and PVC resin. Income from operations was $378.4 million for the year ended December 31, 2010 as compared to $107.3 million for 2009. Income from operations benefited from improved Olefins segment integrated product margins due primarily to a 34.7% increase in product prices, higher polyethylene sales volume and improved production rates for most of our major products. The increase in income from operations was partially offset by lower Vinyls segment margins and an unscheduled outage at one of our ethylene units in Lake Charles caused by freezing temperatures in the first quarter of 2010. The 2009 results were negatively impacted by an unscheduled outage due to an ice storm at our Calvert City facility and a turnaround at one of our ethylene units in Lake Charles.

2010 Compared with 2009

Net Sales. Net sales increased by $846.1 million, or 36.4%, to $3,171.8 million in 2010 from $2,325.7 million in 2009. This increase was primarily due to higher sales prices for all major products, except caustic, and higher sales volume for polyethylene and PVC resin. Average sales prices for 2010 increased by 29.8% as compared to 2009. Overall sales volume increased by 6.6% in 2010 as compared to 2009, mainly driven by increased demand for polyethylene, PVC resin and caustic soda.

Gross Profit. Gross profit percentage increased to 15.2% in 2010 from 8.4% in 2009. The improvement in gross profit percentage was primarily due to improved Olefins segment integrated product margins resulting from higher sales prices, higher polyethylene sales volumes and higher production rates for most of our major products, partially offset by higher feedstock and energy costs. In addition, the 2010 gross profit percentage was impacted by the lost ethylene production, repair costs and unabsorbed fixed manufacturing costs incurred due to the Lake Charles outage in the first quarter of 2010 and a negative change of $5.2 million in trading activity. Our raw material costs in both segments normally track industry prices, which experienced an increase of 24.7% for ethane and 38.7% for propane in 2010 as compared to 2009. Average sales prices for 2010 increased by 29.8% as compared to 2009.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $16.4 million, or 18.7%, in 2010 as compared to 2009. The increase was mainly attributable to an increase in payroll and related labor costs and higher legal and professional fees.

Interest Expense. Interest expense increased by $4.9 million to $39.9 million in 2010 from $35.0 million in 2009, primarily due to higher average debt outstanding for the period as a result of the issuance of our senior notes in July 2010 and December 2010.

Other Income, Net. Other income, net decreased by $2.0 million to $4.5 million in 2010 from $6.5 million in 2009 primarily due to lower equity in income from our joint venture in China.

Income Taxes. The effective income tax rate was 35.4% in 2010 as compared to 32.7% in 2009. The effective 2010 tax rate was above the statutory rate of 35.0% primarily due to state income taxes, offset by state tax credits and the domestic manufacturing deduction. The effective 2009 tax rate was below the statutory rate of 35.0% primarily due to state tax credits, a lower foreign tax rate and a reduction of gross unrecognized tax benefits, partially offset by state income taxes.

Olefins Segment

Net Sales. Net sales increased by $649.7 million, or 40.3%, to $2,261.2 million in 2010 from $1,611.5 million in 2009. This increase was primarily due to an increase in sales prices for all major products and higher polyethylene sales volume. Average sales prices for the Olefins segment increased by 34.7% in 2010 as compared to 2009, while average sales volumes increased by 5.6% in 2010 as compared to 2009.

Income from Operations. Income from operations increased by $282.9 million to $460.0 million in 2010 from $177.1 million in 2009. This increase was mainly attributable to improved Olefins segment integrated product margins due to higher sales prices, increased polyethylene sales volume and higher operating rates. The increase was partially offset by higher feedstock costs and the unscheduled outage at one of our ethylene units in Lake Charles during the first quarter of 2010. In addition, trading activity for 2010 resulted in a gain of $0.1 million as compared to a gain of $5.3 million for 2009. Results for 2009 were negatively impacted by the turnaround at one of our ethylene units in Lake Charles.

Vinyls Segment

Net Sales. Net sales increased by $196.3 million, or 27.5%, to $910.6 million in 2010 from $714.3 million in 2009. This increase was primarily driven by higher sales prices for most of our major vinyls products and higher PVC resin sales volume. Average sales prices for the Vinyls segment increased by 18.7% in 2010 as compared to 2009, while average sales volumes increased by 8.8% in 2010 as compared to 2009.

Loss from Operations. The Vinyls segment incurred a loss from operations of $62.4 million in 2010 as compared to a loss from operations of $57.4 million in 2009. Operating results for 2010 were negatively impacted by lower integrated PVC resin margins primarily attributable to higher feedstock and energy costs, which were only partially offset by higher product prices. Vinyls margins remain under pressure due to the continued weakness in the U.S. construction markets, budgetary constraints in municipal spending and the industry's inability to raise prices for PVC resin and other downstream building products sufficiently in order to offset feedstock and energy cost increases.

2009 Compared with 2008

Net Sales. Net sales decreased by $1,366.7 million, or 37.0%, to $2,325.7 million in 2009 from $3,692.4 million in 2008. This decrease was primarily due to lower sales prices for all major products as a result of significantly lower raw material costs in 2009 and continued weakness in the construction markets. Average sales prices for 2009 decreased by 32.1% as compared to 2008. Overall sales volume decreased by 4.9% in 2009 as compared to 2008 attributable to lower demand for most of our major products.

Gross Profit. Gross profit percentage increased to 8.4% in 2009 from 1.9% in 2008. The increase was primarily driven by lower energy costs, raw material cost reductions that outpaced the drop in product sales prices and a positive change of $14.7 million in trading activity. Trading activity resulted in a gain of $5.3 million in 2009, compared to a loss of $9.4 million in 2008. Our raw material costs in both segments normally tracks industry prices, which experienced a decrease of 46.2% for ethane and 40.4% for propane in 2009 as compared to 2008. Average sales prices for 2009 decreased by 32.1% as compared to 2008. Our 2009 gross profit was negatively impacted by the ice storm in Calvert City and the turnaround at one of our ethylene units in Lake Charles during the first quarter of 2009. Our 2008 gross profit was negatively impacted by inventory losses and unabsorbed fixed manufacturing costs of approximately $168.0 million recorded in the fourth quarter of 2008.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $11.0 million, or 11.1%, in 2009 as compared to 2008. The decrease was primarily due to a reduction in our provision for doubtful accounts of $13.3 million. We increased our allowance for doubtful accounts in 2008 as a result of the economic downturn.

Interest Expense. Interest expense increased by $1.0 million to $35.0 million in 2009 from $34.0 million in 2008, primarily due to less interest capitalized in 2009 and slightly higher average debt outstanding for the period, as a result of the loan related to the variable rate tax-exempt revenue bonds due August 1, 2029 (the "Initial Series 2009A Revenue Bonds").

Other Income, Net. Other income, net increased by $1.0 million to $6.5 million in 2009 from $5.5 million in 2008 primarily due to higher equity in income from our joint venture in China, partially offset by lower interest income.

Income Taxes. The effective income tax rate was 32.7% in 2009 as compared to a benefit of 49.1% in 2008. The 2009 tax rate was below the statutory rate of 35% primarily due to state tax credits, a lower foreign tax rate, and a reduction of gross unrecognized tax benefits, partially offset by state income taxes. The 2008 tax rate was above the statutory rate of 35% primarily due to state tax credits and a reduction of gross unrecognized tax benefits, partially offset by state income taxes, all being applied to a loss before income taxes.

Olefins Segment

Net Sales. Net sales decreased by $936.4 million, or 36.8%, to $1,611.5 million in 2009 from $2,547.9 million in 2008. This decrease was primarily due to lower sales prices for all major olefins products. Average sales prices for the Olefins segment decreased by 32.2% in 2009 as compared to 2008, while average sales volumes decreased by 4.6% in 2009 as compared to 2008.

Income (Loss) from Operations. Income from operations was $177.1 million in 2009 compared to a loss from operations of $40.1 million in 2008, a positive change of $217.2 million. This increase was largely attributable to lower energy and feedstock costs, partially offset by lower sales prices for all major olefins products. In addition, trading activity for 2009 resulted in a gain of $5.3 million as compared to a loss of $9.4 million for 2008. Results for 2008 were negatively impacted by a $136.3 million loss from operations in the fourth quarter of 2008 as lower production, weakened product demand and a sharp drop in industry pricing resulted in inventory losses, the expensing of unabsorbed fixed manufacturing costs and negative margins. Further, the 2008 loss from operations included the impact of Hurricanes Gustav and Ike, which caused two separate outages at the Lake Charles plant and a styrene plant turnaround, also in Lake Charles.

Vinyls Segment

Net Sales. Net sales decreased by $430.1 million, or 37.6%, to $714.3 million in 2009 from $1,144.4 million in 2008. This decrease was mainly driven by the decrease in the sales prices for all major vinyls products and lower sales volumes for all major vinyls products except caustic. Average sales prices for the Vinyls segment decreased by 32.1% in 2009 as compared to 2008, while average sales volumes decreased by 5.5% in 2009 as compared to 2008.

(Loss) Income from Operations. The segment produced a loss from operations of $57.4 million in 2009 as compared to income from operations of $17.9 million in 2008, a decline of $75.3 million. This decrease was primarily attributable to a significant reduction in caustic margins due to a 42.6% drop in industry caustic prices compared to 2008, higher chlorine costs, lower operating rates, lower sales prices for all major vinyls products and the continued weakness in the construction markets. In addition, the 2009 results were negatively impacted by severance, asset impairments and other related costs amounting to $4.4 million related to the closing of PVC pipe facilities and an unscheduled outage at our Calvert City facility during the first quarter of 2009, partially offset by an insurance recovery gain of $6.9 million related to the outage.

Cash Flows

Operating Activities

Operating activities provided cash of $283.3 million in 2010 compared to $235.5 million in 2009. The $47.8 million increase in cash flows from operating activities was primarily due to an increase in income from operations and reduced turnaround spending, mostly offset by an increase in cash used for working capital and income taxes paid. Income from operations increased by $271.1 million in 2010 as compared to 2009 primarily as a result of improved production rates for most of our major products and higher Olefins segment integrated product margins. Changes in components of working capital, which we define for purposes of this cash flow discussion as accounts receivable, inventories, prepaid expense and other current assets less accounts payable and accrued liabilities, used cash of $85.8 million in 2010, compared to $39.3 million of cash provided in 2009, a change of $125.1 million. This change was largely due to an increase in accounts receivable and inventory primarily attributable to the increase in average product prices, sales volumes and feedstock costs as compared to 2009. Income taxes paid was $108.2 million in 2010 as compared to refunds received of $40.7 million in 2009 and deferred turnaround costs were $0.4 million in 2010 as compared to $20.3 million in 2009.

Operating activities provided cash of $235.5 million in 2009 compared to $186.1 million in 2008. The $49.4 million increase in cash flows from operating activities was primarily due to an increase in income from operations, partially offset by a decrease in cash provided from working capital and higher turnaround costs. Income from operations increased by $136.8 million in 2009 as compared to 2008 largely as a result of lower energy costs and raw material cost reductions that outpaced the drop in product sales prices in 2009 and the negative impact of inventory losses and unabsorbed fixed manufacturing costs of approximately $168.0 million in the fourth quarter of 2008. Changes in components of working capital provided cash of $39.3 million in 2009 (including a federal tax refund of $30.0 million, resulting from overpayment of 2008 federal income taxes), compared to $126.1 million in 2008, a decrease of $86.8 million. Accounts payable and accrued liabilities increased by $75.3 million primarily driven by the improving operating rates in 2009 and the corresponding increase in feedstock purchases. In addition, inventory increased by $41.5 million in 2009 primarily due to higher feedstock costs in the fourth quarter of 2009 as compared to the fourth quarter of 2008. The $126.1 million of working capital cash provided in 2008 was due primarily to reduced working capital requirements attributable to a sharp drop in feedstock costs, a significant drop in sales volumes and operating rates and a collapse in sales prices during the fourth quarter of 2008.

Investing Activities

Net cash used for investing activities during 2010 was $80.3 million as compared to net cash used of $103.2 million in 2009. Capital expenditures were $81.3 million in 2010 compared to $99.8 million in 2009. The higher capital expenditures in 2009 were largely attributable to expenditures related to capital projects performed during the turnaround at one of our ethylene facilities in Lake Charles and the completion of our PVC pipe facility and PVC resin plant expansion in Yucca, Arizona and Calvert City, respectively. Capital expenditures in 2010 and the remaining capital expenditures in 2009 primarily related to maintenance, safety and environmental projects. We expect to incur capital expenditures related to environmental compliance of $3.8 million and $5.3 million in 2011 and 2012, respectively. A significant percentage of the 2011 and 2012 estimated amounts are related to equipment replacement and upgrades to maintain environmental compliance. Other investing activities in 2010 included a $10.2 million investment in our natural gas liquids pipeline joint venture and proceeds of $9.5 million for the settlement of derivative instruments.

Net cash used for investing activities during 2009 was $103.2 million as compared to net cash used of $172.0 million in 2008. Capital expenditures were $99.8 million in 2009 compared to $172.6 million in 2008. The decrease in capital expenditures in 2009 was partially attributable to a reduction in our discretionary capital spending in 2009 due to the economic environment. Capital expenditures in 2008 included the expansions at Calvert City and the opening of the new plant in Yucca, Arizona. The remaining capital expenditures in 2009 and 2008 primarily related to maintenance, safety and environmental projects. Other investing activities in 2009 included the purchase of a PVC pipe plant in Janesville, Wisconsin for $6.3 million, partially offset by $3.3 million of proceeds received from the disposition of assets.

Financing Activities

Net cash provided by financing activities during 2010 was $181.7 million as compared to net cash provided of $23.0 million in 2009. The 2010 activity was primarily related to a $197.3 million draw-down of our restricted cash for use for eligible capital expenditures, which included the reimbursement of eligible capital expenditures incurred in prior years. Cash provided by financing activities was partially offset by the $16.0 million payment of cash dividends and $3.3 million of debt issuance costs associated with the issuance of our senior notes in July 2010 and December 2010. The 2009 activity was primarily related to a $38.9 million draw-down of our restricted cash, partially offset by the payment of cash dividends as well as fees incurred in connection with the issuance by the Authority of $5.0 million of the Initial Series 2009A Revenue Bonds under the Gulf Opportunity Zone Act of 2005 (the "GO Zone Act") and the amendment of our revolving credit facility.

Net cash provided by financing activities during 2009 was $23.0 million as compared to net cash provided of $51.2 million in 2008. The 2009 activity was primarily related to a $38.9 million draw-down of our restricted cash for use for eligible capital expenditures, partially offset by the $14.5 million payment of cash dividends and $2.2 million of fees incurred in connection with the issuance of the Initial Series 2009A Revenue Bonds and the amendment of our revolving credit facility. The 2008 activity was primarily related to a $68.2 million draw-down of our restricted cash, partially offset by the payment of cash dividends and fees incurred in connection with the amendment of our revolving credit facility.

Liquidity and Capital Resources

Liquidity and Financing Arrangements

Our principal sources of liquidity are from cash and cash equivalents, restricted cash, cash from operations, short-term borrowings under our revolving credit facility and our long-term financing. As we continue to manage our business through the current economic environment, we have maintained our focus on cost control and various initiatives designed to preserve cash and liquidity. Our cash flows remained positive in 2010 primarily due to the improvement in income from operations in 2010 as compared to 2009.

In August 2010, we announced that we intend to proceed with the previously announced plans for the construction of a new chlor-alkali plant at our Geismar facility. The project is currently estimated to cost in the range of $250.0 million to $300.0 million and is targeted for start-up in the second half of 2013. The project would be funded with cash flow from operations, the net proceeds from certain of the revenue bonds of the Authority and if necessary, our revolving credit facility and other external financing.

We believe that our sources of liquidity as described above will be adequate to fund our normal operations and ongoing capital expenditures. Funding of any potential large expansions or any potential acquisitions of third-party assets may depend on our ability to obtain additional financing in the future. We must maintain a minimum fixed charge coverage ratio of 1.0:1 under our revolving credit facility or our ability to make distributions and acquisitions will be restricted. In February 2009, we amended our revolving credit facility to allow us to make distributions and specified acquisitions when our fixed charge coverage ratio falls below 1.0:1 but we maintain at least $125.0 million to $200.0 million (depending on the amount of the distribution or acquisition payment) of borrowing availability, including cash, under the credit facility. For the twelve months ended December 31, 2010, the fixed charge coverage ratio under our revolving credit facility was 2.2:1. The indenture governing our 6 5/8% senior notes due 2016, our 6 1/2% senior notes due 2029, our 6 3/4% senior notes due 2032, our 6 1/2% senior notes due 2035 (the "2035 GO Zone 6 1/2% Notes") and our 6 1/2% senior notes due 2035 (the "2035 IKE Zone 6 1/2% Notes") (collectively, the "Senior Notes"), requires us to maintain a fixed charge coverage ratio of at least 2.0:1 in order to incur additional debt, except for specified permitted debt. For the twelve months ended December 31, 2010, this fixed charge coverage ratio was 12.7:1.

We may not be able to access additional liquidity at cost effective interest rates due to the volatility of the commercial credit markets. Despite the economic environment, our management believes that our revolving credit facility should be available up to our borrowing base, if needed. At December 31, 2010, the borrowing base of our credit facility was $392.3 million, which is below the maximum borrowing capacity of $400.0 million due to our low carrying amount of accounts receivable and inventory, which make up the borrowing base.

Cash and Restricted Cash

Total cash balances were $780.6 million at December 31, 2010, which included cash and cash equivalents of $630.3 million and restricted cash of $150.3 million. The restricted cash is held by a trustee until such time as we request reimbursement of amounts used to expand, refurbish and maintain our facilities in Calcasieu and Ascension Parishes. In addition, we have a revolving credit facility available to supplement cash if needed, as described under "Debt" below.

Debt

As of December 31, 2010, our long-term debt, including current maturities, totaled $764.5 million, consisting of $250.0 million principal amount of 6 5/8% senior notes due 2016 (less the unamortized discount of $0.4 million), $100.0 million of 6 1/2% senior notes due 2029, $250.0 million of 6 3/4% senior notes due 2032, $89.0 million of 2035 GO Zone 6 1/2% Notes, $65.0 million of 2035 IKE Zone 6 1/2% Notes and a $10.9 million loan from the proceeds of tax-exempt waste disposal revenue bonds (supported by an $11.3 million letter of credit). The 6 1/2% senior notes due 2029, the 6 3/4% senior notes due 2032, the 2035 GO Zone 6 1/2% Notes and the 2035 IKE Zone 6 1/2% Notes evidence and secure our obligations to the Authority under four loan agreements relating to the issuance of $100.0 million, $250.0 million, $89.0 million and $65.0 million aggregate principal amount of the Authority's tax-exempt revenue bonds, respectively. As of December 31, 2010, debt outstanding under the tax-exempt waste disposal revenue bonds bore interest at a variable rate. As of December 31, 2010, we were in compliance with all of the covenants with respect to our Senior Notes, our waste disposal revenue bonds and our revolving credit facility.

In December 2010, the Authority completed the offering of $89.0 million of 6 1/2% tax-exempt revenue bonds due November 1, 2035 under the GO Zone Act. The bonds are subject to optional redemption by the Authority upon the direction of the Company at any time prior to November 1, 2020 for 100% of the principal plus accrued interest and a discounted "make whole" payment of remaining unpaid principal and interest payments. On or after November 1, 2020, the bonds are subject to optional redemption by the Authority upon the direction of the Company for 100% of the principal plus accrued interest. The bonds are subject to redemption and the holders may require the bonds to be repurchased upon a change of control or a change in or loss of the current tax status of the bonds. In addition, the bonds are subject to optional redemption by the Authority upon the direction of the Company if certain events have occurred in connection with the operation of the projects for which the bond proceeds may be used, including if the Company has determined that the continued operation of any material portion of the projects would be impracticable, uneconomical or undesirable for any reason. In connection with the offering of the bonds, we entered into a loan agreement, dated as of November 1, 2010, with the Authority pursuant to which we agreed to pay all of the principal, premium, if any, and interest on the bonds and certain other amounts to the Authority. The net proceeds from the bond offering were lent by the Authority to us. We intend to use the proceeds to expand, refurbish and maintain certain of our facilities in the Louisiana Parishes of Calcasieu and Ascension. To evidence and secure our obligations under the loan agreement, on December 2, 2010, we entered into a fourth supplemental indenture, dated as of December 2, 2010, by and among us, the subsidiary guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, supplementing the senior indenture, dated as of January 1, 2006, by and among us, the potential subsidiary guarantors party thereto and the trustee, and issued $89.0 million aggregate principal amount of our 2035 GO Zone 6 1/2% Notes to be held by the bond trustee pursuant to the terms and provisions of the loan agreement. The 2035 GO Zone 6 1/2% Notes are unsecured and rank equally in right of payment with other existing and future unsecured senior indebtedness. All domestic restricted subsidiaries that guarantee other debt of ours or of another guarantor of the Senior Notes in excess of $5.0 million are guarantors of the 2035 GO Zone 6 1/2% Notes. As of December 31, 2010, we had drawn $35.2 million of the bond proceeds. The balance of the proceeds, plus interest income, remains with the trustee, and is classified on our consolidated balance sheet as a non-current asset, restricted cash, until such time as we request reimbursement of amounts used to expand, refurbish and maintain our facilities in Calcasieu and Ascension Parishes.

Also in December 2010, the Authority completed the offering of $65.0 million of 6 1/2% tax-exempt revenue bonds due November 1, 2035 under Section 704 of the Emergency Economic Stabilization Act of 2008 (the "IKE Zone Act"). The bonds are subject to optional redemption by the Authority upon the direction of the Company at any time prior to November 1, 2020 for 100% of the principal plus accrued interest and a discounted "make whole" payment of remaining unpaid principal and interest payments. On or after November 1, 2020, the bonds are subject to optional redemption by the Authority upon the direction of the Company for 100% of the principal plus accrued interest. The bonds are subject to redemption and the holders may require the bonds to be repurchased upon a change of control or a change in or loss of the current tax status of the bonds. In addition, the bonds are subject to optional redemption by the Authority upon the direction of the Company if certain events have occurred in connection with the operation of the projects for which the bond proceeds may be used, including if the Company has determined that the continued operation of any material portion of the projects would be impracticable, uneconomical or undesirable for any reason. In connection with the offering of the bonds, we entered into a loan agreement, dated as of November 1, 2010, with the Authority pursuant to which we agreed to pay all of the principal, premium, if any, and interest on the bonds and certain other amounts to the Authority. The net proceeds from the bond offering were lent by the Authority to us. We intend to use the proceeds to expand, refurbish and maintain certain of the Company's facilities in the Louisiana Parish of Calcasieu. To evidence and secure our obligations under the loan agreement, on December 2, 2010, we entered into a fifth supplemental indenture, dated as of December 2, 2010, by and among us, the subsidiary guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, supplementing the senior indenture, dated as of January 1, 2006, by and among us, the potential subsidiary guarantors party thereto and the trustee, and issued $65.0 million aggregate principal amount of our 2035 IKE Zone 6 1/2% Notes to be held by the bond trustee pursuant to the terms and provisions of the loan agreement. The 2035 IKE Zone 6 1/2% Notes are unsecured and rank equally in right of payment with other existing and future unsecured senior indebtedness. All domestic restricted subsidiaries that guarantee other debt of ours or of another guarantor of the Senior Notes in excess of $5.0 million are guarantors of the 2035 IKE Zone 6 1/2% Notes. As of December 31, 2010, we had drawn $0.01 million of the bond proceeds. The balance of the proceeds, plus interest income, remains with the trustee, and is classified on our consolidated balance sheet as a non-current asset, restricted cash, until such time as we request reimbursement of amounts used to expand, refurbish and maintain our facilities in Calcasieu Parish.

In July 2010, the Authority completed the reoffering of $100.0 million of 6 1/2% tax-exempt revenue bonds due August 1, 2029 under the GO Zone Act. This reoffering follows the issuance of the Initial Series 2009A Revenue Bonds in August 2009, which were subsequently repurchased by us to be included as part of the $100.0 million bond reoffering. The bonds are subject to optional redemption by the Authority upon the direction of the

Company at any time prior to August 1, 2020 for 100% of the principal plus accrued interest and a discounted "make whole" payment of remaining unpaid principal and interest payments. On or after August 1, 2020, the bonds are subject to optional redemption by the Authority upon the direction of the Company for 100% of the principal plus accrued interest. The bonds are subject to redemption and the holders may require the bonds to be repurchased upon a change of control or a change in or loss of the current tax status of the bonds. In addition, the bonds are subject to optional redemption by the Authority upon the direction of the Company if certain events have occurred in connection with the operation of the projects for which the bond proceeds may be used, including if the Company has determined that the continued operation of any material portion of the projects would be impracticable, uneconomical or undesirable for any reason. In connection with the reoffering of the bonds, we entered into a loan agreement, dated as of July 2, 2010 (the "Loan Agreement"), with the Authority pursuant to which we agreed to pay all of the principal, premium, if any, and interest on the bonds and certain other amounts to the Authority. The net proceeds from the bond reoffering were lent by the Authority to us. We intend to use the proceeds to expand, refurbish and maintain certain of our facilities in the Louisiana Parishes of Calcasieu and Ascension. To evidence and secure our obligations under the Loan Agreement, on July 2, 2010, we entered into a third supplemental indenture, dated as of July 2, 2010, by and among us, the subsidiary guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, supplementing the senior indenture, dated as of January 1, 2006, by and among us, the potential subsidiary guarantors party thereto and the trustee, and issued $100.0 million aggregate principal amount of our 6½% senior notes due 2029 to be held by the bond trustee pursuant to the terms and provisions of the Loan Agreement. The 6½% senior notes are unsecured and rank equally in right of payment with our other existing and future unsecured senior indebtedness. All domestic restricted subsidiaries that guarantee other debt of ours or of another guarantor of the Senior Notes in excess of $5.0 million are guarantors of the 6½% senior notes. As of December 31, 2010, we had drawn all the bond proceeds.

In August 2009, the Authority issued $5.0 million of the Initial Series 2009A Revenue Bonds. The bond proceeds, net of expenses, from this issuance were lent by the Authority to us under a loan agreement pursuant to which we agreed to pay all of the principal, premium, if any, and interest on the Initial Series 2009A Revenue Bonds and certain other amounts to the Authority. The Initial Series 2009A Revenue Bonds were subsequently repurchased by us in July 2010 to be included as part of the $100.0 million bond reoffering completed in July 2010. Prior to the July 2010 repurchase, the Initial Series 2009A Revenue Bonds were backed by an irrevocable $5.1 million letter of credit in favor of The Bank of New York Mellon Trust Company, N.A., as trustee for the Initial Series 2009A Revenue Bonds. Prior to the July 2010 repurchase, the Initial Series 2009A Revenue Bonds bore interest at a floating rate which was set weekly via a remarketing arrangement. Prior to the July 2010 repurchase, the net proceeds from the issuance of the Initial Series 2009A Revenue Bonds, plus interest income, were classified on our consolidated balance sheet as a non-current asset, restricted cash.

We have a $400.0 million senior secured revolving credit facility. In February 2009, we amended our revolving credit facility to allow us to make distributions and specified acquisitions when our fixed charge coverage ratio falls below 1.0:1 but we maintain at least $125.0 million to $200.0 million (depending on the amount of the distribution and acquisition payments) of borrowing availability, including cash, under the credit facility. At December 31, 2010, we had no borrowings under the revolving credit facility. Any borrowings under the facility will bear interest at either LIBOR plus a spread ranging from 2.75% to 3.50% or a base rate plus a spread ranging from 1.25% to 2.0%. The revolving credit facility also requires an unused commitment fee ranging from 0.75% to 0.875%, depending on the average daily borrowings. All interest rates under the facility are subject to monthly grid pricing adjustments based on prior month average daily loan availability. The revolving credit facility matures on September 8, 2013. As of December 31, 2010, we had outstanding letters of credit totaling $17.0 million and borrowing availability of $375.3 million under the revolving credit facility.

In December 2007, the Authority issued $250.0 million of 6¾% tax-exempt revenue bonds due November 1, 2032 under the GO Zone Act. The bonds are subject to optional redemption by the Authority upon the direction of the Company at any time prior to November 1, 2017 for 100% of the principal plus accrued interest and a discounted "make whole" payment of remaining unpaid principal and interest payments. On or after November 1, 2017, the bonds are subject to optional redemption by the Authority upon the direction of the Company for 100% of the principal plus accrued interest. The bonds are subject to redemption and the holders may require the bonds to be repurchased upon a change of control or a change in or loss of the current tax status of the bonds. In addition, the bonds are subject to optional redemption by the Authority upon the direction of the Company if certain events have occurred in connection with the operation of the projects for which the bond proceeds may be used, including if the Company has determined that the continued operation of any material portion of the projects would be impracticable, uneconomical or undesirable for any reason. In connection with the issuance of the bonds, we entered into a loan agreement with the Authority pursuant to which we agreed to pay all of the principal, premium, if any, and interest on the bonds and certain other amounts to the Authority. The proceeds from the bond offering were loaned by the Authority to us. We intend to use the proceeds to expand, refurbish and maintain certain of our facilities in the Louisiana Parishes of Calcasieu and Ascension. To evidence and secure our obligations under the loan agreement, we entered into a second supplemental indenture, by and among us, the subsidiary guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, and issued $250.0 million aggregate principal amount of our 6¾% senior notes due 2032 to be held by the bond trustee pursuant to the terms and provisions of the loan agreement. The 6¾% senior notes are unsecured and rank equally in right of payment with other existing and future unsecured senior indebtedness. All domestic restricted subsidiaries that guarantee other debt of ours or of another guarantor of the Senior Notes in excess of $5.0 million are guarantors of the 6¾% senior notes. As of December 31, 2010, we had drawn $218.4 million of the bond proceeds. The balance of the proceeds, plus interest income, remains with the trustee, and is classified on our consolidated balance sheet as a non-current asset, restricted cash, until such time as we request reimbursement of amounts used to expand, refurbish and maintain our facilities in Calcasieu and Ascension Parishes.

In January 2006, we issued $250.0 million aggregate principal amount of 6⅝% senior notes due 2016. The 6⅝% senior notes are unsecured and were issued with an original issue discount of $0.8 million. There is no sinking fund and no scheduled amortization of the notes prior to maturity. The notes are subject to redemption and the holders may require us to repurchase the notes upon a change of control. All domestic restricted subsidiaries that guarantee other debt of ours or of another guarantor of the Senior Notes in excess of $5.0 million are guarantors of the 6⅝% senior notes.

The agreements governing the Senior Notes and the revolving credit facility each contain customary covenants and events of default. Accordingly, these agreements impose significant operating and financial restrictions on us. These restrictions, among other things, provide limitations on incurrence of additional indebtedness, the payment of dividends, certain investments and acquisitions and sales of assets. The most significant of these provisions in the indenture for the Senior Notes restricts us from incurring additional debt, except specified permitted debt (including borrowings under our credit facility), when our fixed charge coverage ratio is below 2.0:1. These limitations are subject to a number of important qualifications and exceptions, including, without limitation, an exception for the payment of our regular quarterly dividend of up to $0.20 per share (currently $0.0635 per share). The Senior Notes indenture does not allow distributions in excess of $100.0 million unless, after giving pro forma effect to the distribution, our fixed charge coverage ratio is at least 2.0:1 and such payment, together with the aggregate amount of all other distributions after January 13, 2006, is less than the sum of 50% of our consolidated net income for the period from October 1, 2003 to the end of the most recent quarter for which financial statements have been filed, plus 100% of net cash proceeds received after October 1, 2003 as a contribution to our common equity capital or from the issuance or sale of certain securities, plus several other adjustments. For the twelve months ended December 31, 2010, the fixed charge coverage ratio under the Senior Notes indenture was 12.7:1. The amount allowed under this restriction was $556.8 million at December 31, 2010.

The revolving credit facility also restricts distributions and specified acquisitions unless, after giving effect to such distribution or acquisition payment, our fixed charge coverage ratio is at least 1.0:1, provided that we may also make distributions and specified acquisitions when our fixed charge coverage ratio falls below 1.0:1 but we maintain at least $125.0 million to $200.0 million (depending on the amount of the distribution or acquisition payment) of borrowing availability, including cash, under the revolving credit facility. For the twelve months ended December 31, 2010, the fixed charge coverage ratio under the revolving credit facility was 2.2:1. No other agreements require us to maintain specified financial ratios. In addition, the Senior Notes indenture and the revolving credit facility restrict our ability to create liens, to engage in certain affiliate transactions and to engage in sale-leaseback transactions.

In December 1997, we entered into a loan agreement with a public trust established for public purposes for the benefit of the Parish of Calcasieu, Louisiana. The public trust issued $10.9 million principal amount of tax-exempt waste disposal revenue bonds in order to finance our construction of waste disposal facilities for an ethylene plant. The waste disposal revenue bonds expire in December 2027 and are subject to redemption and mandatory tender for purchase prior to maturity under certain conditions. Interest on the waste disposal revenue bonds accrues at a rate determined by a remarketing agent and is payable quarterly. The interest rate on the waste disposal revenue bonds at December 31, 2010 and 2009 was 0.45% and 0.37%, respectively.

Our ability to make payments on our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our revolving credit facility will be adequate to meet our normal operating needs for the foreseeable future.

Contractual Obligations and Commercial Commitments

In addition to long-term debt, we are required to make payments relating to various types of obligations. The following table summarizes our minimum payments as of December 31, 2010 relating to long-term debt, operating leases, pension benefits funding, post-retirement healthcare benefits, unconditional purchase obligations and interest payments for the next five years and thereafter. The amounts do not include deferred charges, liabilities for uncertain tax positions and other items classified in other liabilities in the consolidated balance sheet due to the uncertainty of the future payment schedule.

	Payment Due by Period				
	Total	2011	2012-2013	2014-2015	Thereafter
	(dollars in millions)				
Contractual Obligations					
Long-term debt	$ 764.5	$ —	$ —	$ —	$ 764.5
Operating leases	103.0	23.3	34.4	18.3	27.0
Pension benefits funding	4.7	4.0	0.7	—	—
Post-retirement healthcare benefits	18.4	1.6	4.0	4.6	8.2
Unconditional purchase obligations	88.1	36.3	28.1	21.1	2.6
Interest payments	829.7	50.0	100.0	100.0	579.7
Total	$1,808.4	$115.2	$167.2	$144.0	$1,382.0
Other Commercial Commitments					
Standby letters of credit	$ 17.0	$ 17.0	$ —	$ —	$ —

Long-Term Debt. Long-term debt consists of the 6⅝% senior notes due 2016, the 6½% senior notes due 2029, the 6¾% senior notes due 2032, the 2035 GO Zone 6½% Notes, the 2035 IKE Zone 6½% Notes and the tax-exempt waste disposal revenue bonds.

Operating Leases. We lease various facilities and equipment under noncancelable operating leases (primarily related to rail car leases and land) for various periods.

Pension Benefits Funding. We have noncontributory defined benefit pension plans that cover certain eligible salaried and wage employees of one subsidiary. We expect to contribute approximately $4.0 million and $0.7 million in 2011 and 2012, respectively, for plan years 2010 and 2011. Funding requirements for our defined benefit pension plans have not been determined for plan years 2012 and beyond. Due to the uncertainty of the funding, no amounts with respect to such plan years have been included in the table above. Long-term liabilities for pension benefits were $21.2 million as of December 31, 2010. See the discussion in Note 7 to the consolidated financial statements for more information.

Post-retirement Healthcare Benefits. We provide post-retirement healthcare benefits to the employees of two subsidiaries who meet certain minimum age and service requirements. See the discussion in Note 7 to the consolidated financial statements for more information.

Unconditional Purchase Obligations. We are party to various unconditional obligations, primarily to purchase products and services, including commitments to purchase various utilities, nitrogen, oxygen, product storage and pipeline usage. We also have various purchase commitments for materials, supplies and services incident to the ordinary conduct of business which may not be unconditional and are not reflected in the table above.

Interest Payments. Interest payments are based on interest rates in effect at December 31, 2010 and assume contractual amortization payments.

Standby Letters of Credit. This includes (1) our obligation under an $11.3 million letter of credit issued in connection with the $10.9 million tax-exempt waste disposal revenue bonds and (2) other letters of credit totaling $5.7 million issued to support obligations under our insurance programs, including workers' compensation claims and other commercial obligations.

Off-Balance Sheet Arrangements

None.

Critical Accounting Policies

Critical accounting policies are those that are important to our financial condition and require management's most difficult, subjective, or complex judgments. Different amounts would be reported under different operating conditions or under alternative assumptions. We have evaluated the accounting policies used in the preparation of the accompanying consolidated financial statements and related notes and believe those policies are reasonable and appropriate.

We apply those accounting policies that we believe best reflect the underlying business and economic events, consistent with GAAP. Our more critical accounting policies include those related to revenue recognition, long-lived assets, accruals for long-term employee benefits, inventories, accounts receivable, income taxes and environmental and legal obligations. Inherent in such policies are certain key assumptions and estimates. We periodically update the estimates used in the preparation of the financial statements based on our latest assessment of the current and projected business and general economic environment. Our significant accounting policies are summarized in Note 1 to the audited consolidated financial statements appearing elsewhere in this Form 10-K. We believe the following to be our most critical accounting policies applied in the preparation of our financial statements.

Revenue Recognition. Revenue is recognized when title and risk of loss passes to the customer upon delivery under executed customer purchase orders or contracts. For export contracts, the title and risk of loss passes to customers at the time specified by each contract. Provisions for discounts, rebates and returns are provided for in the same period as the related sales are recorded.

Long-Lived Assets. Key estimates related to long-lived assets include useful lives, recoverability of carrying values and existence of any retirement obligations. Such estimates could be significantly modified. The carrying values of long-lived assets could be impaired by significant changes or projected changes in supply and demand fundamentals (which would have a negative impact on operating rates or margins), new technological developments, new competitors with significant raw material or other cost advantages, adverse changes associated with the U.S. and world economies, the cyclical nature of the chemical and refining industries and uncertainties associated with governmental actions.

We periodically evaluate long-lived assets for potential impairment indicators whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, including when negative conditions such as significant current or projected operating losses exist. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and the operational performance of our businesses. Actual impairment losses incurred could vary significantly from amounts estimated. Long-lived assets assessed for impairment are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Additionally, future events could cause us to conclude that impairment indicators exist and that associated long-lived assets of our businesses are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

The estimated useful lives of long-lived assets range from three to 35 years. Depreciation and amortization of these assets, including amortization of deferred turnaround costs, under the straight-line method over their estimated useful lives totaled $128.7 million, $123.2 million and $111.9 million in 2010, 2009 and 2008, respectively. If the useful lives of the assets were found to be shorter than originally estimated, depreciation charges would be accelerated.

We defer the costs of planned major maintenance activities, or turnarounds, and amortize the costs over the period until the next planned turnaround of the affected unit. There were no planned major maintenance activities in 2010. In 2009, we completed a turnaround at one of our ethylene units in Lake Charles. In 2008, we completed a turnaround at our styrene facility in Lake Charles. Total costs deferred on these turnarounds were $20.3 million in 2009 and $16.5 million in 2008. Amortization in 2010, 2009 and 2008 of previously deferred turnaround costs was $15.0 million, $15.1 million and $11.2 million, respectively. As of December 31, 2010, deferred turnaround costs, net of accumulated amortization, totaled $35.4 million. Expensing turnaround costs would likely result in greater variability of our quarterly operating results and would adversely affect our financial position and results of operations.

Additional information concerning long-lived assets and related depreciation and amortization appears in Notes 4 and 5 to the audited consolidated financial statements appearing elsewhere in this Form 10-K.

Fair Value Estimates. We develop estimates of fair value to allocate the purchase prices paid to acquire businesses to the assets acquired and liabilities assumed in those acquisitions, to assess impairment of long-lived assets, goodwill and intangible assets and to record derivative instruments and pension plan assets. We use all available information to make these fair value determinations, including the engagement of third-party consultants. At December 31, 2010, our recorded goodwill was $30.0 million, all of which was associated with the acquisition of our Longview facilities. In addition, we record all derivative instruments and pension plan assets at fair value. The fair value of these items is determined by quoted market prices or from observable market-based inputs. See Notes 7, 10 and 11 to the consolidated financial statements for more information.

Long-Term Employee Benefit Costs. Our costs for long-term employee benefits, particularly pension and postretirement medical and life benefits, are incurred over long periods of time and involve many uncertainties over those periods. The net periodic benefit cost attributable to current periods is based on several assumptions about such future uncertainties and is sensitive to changes in those assumptions. It is our responsibility, often with the assistance of independent experts, to select assumptions that represent the best estimates of those uncertainties. It is also our responsibility to review those assumptions periodically and, if necessary, adjust the assumptions to reflect changes in economic or other factors.

Accounting for employee retirement plans involves estimating the cost of benefits that are to be provided in the future and attempting to match, for each employee, that estimated cost to the period worked. To accomplish this, we rely extensively on advice from actuaries, and we make assumptions about inflation, investment returns, mortality, employee turnover and discount rates that ultimately impact amounts recorded. Changes in these assumptions may result in different expense and liability amounts. Two of the more significant assumptions relate to the discount rate for measuring benefit obligations and the expected long-term rate of return on plan assets. At December 31, 2010, the projected pension benefit obligation was calculated using an assumed weighted average discount rate of 5.3%. The discount rate was determined using a benchmark pension discount curve and applying spot rates from the curve to each year of expected benefit payments to determine the appropriate discount rate. The return on asset assumption of 7.0% is based on historical asset returns, anticipated future performance of the investments and financial markets and input from our third-party independent actuary and the pension fund trustee. Even with the increase in the value of plan assets that occurred during 2010, we expect funding requirements for the pension plans to increase in 2011 as a result of our accumulated benefit obligation at December 31, 2010. Additional information on the 2011 funding requirements and key assumptions underlying these benefit costs appear in Note 7 to the audited consolidated financial statements appearing elsewhere in this Form 10-K.

Assumed healthcare trend rates do not have a significant effect on the amounts reported for the healthcare plans because benefits for participants are capped at a fixed amount.

While we believe that the amounts recorded in the consolidated financial statements appearing elsewhere in this Form 10-K related to these retirement plans are based on the best estimates and judgments available, the actual outcomes could differ from these estimates.

Inventories. Inventories primarily include product, materials and supplies. Inventories are stated at lower of cost or market. Cost is determined using the first-in, first-out, or FIFO, method. The use of other methods, such as last-in, first-out ("LIFO"), could result in differing amounts being reported as inventories and cost of sales depending on price changes and sales turnover levels.

Allowance for Doubtful Accounts. In our determination of the allowance for doubtful accounts, and consistent with our accounting policy, we estimate the amount of accounts receivable that we believe are unlikely to be collected and we record an expense of that amount. Estimating this amount requires us to analyze the financial strength of our customers, and, in our analysis, we combine the use of historical experience, our accounts receivable aged trial balance and specific collectibility analysis. We review our allowance for doubtful accounts quarterly. Balances over 90 days past due and accounts determined by our analysis of financial strength of customers to be high risk are reviewed individually for collectibility. By its nature, such an estimate is highly subjective and it is possible that the amount of accounts receivable that we are unable to collect may be different than the amount initially estimated.

Income Taxes. We utilize the liability method of accounting for income taxes. Under the liability method, deferred tax assets or liabilities are recorded based upon temporary differences between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. Deferred tax expense or benefit is the result of changes in the deferred tax assets and liabilities during the period. Valuation allowances are recorded against deferred tax assets when it is considered more likely than not that the deferred tax assets will not be realized.

Environmental and Legal Obligations. We consult with various professionals to assist us in making estimates relating to environmental costs and legal proceedings. We accrue an expense when we determine that it is probable that a liability has been incurred and the amount is reasonably estimable. While we believe that the amounts recorded in the accompanying consolidated financial statements related to these contingencies are based on the best estimates and judgments available, the actual outcomes could differ from our estimates. Additional information about certain legal proceedings and environmental matters appears in Note 18 to the audited consolidated financial statements appearing elsewhere in this Form 10-K.

Recent Accounting Pronouncements

See Note 1 to the audited consolidated financial statements for a full description of recent accounting pronouncements, including expected dates of adoption and estimated effects on results of operations and financial condition, which is incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Commodity Price Risk

A substantial portion of our products and raw materials are commodities whose prices fluctuate as market supply and demand fundamentals change. Accordingly, product margins and the level of our profitability tend to fluctuate with changes in the business cycle. We try to protect against such instability through various business strategies. Our strategies include ethylene product feedstock flexibility and moving downstream into the olefins and vinyls products where pricing is more stable. We use derivative instruments in certain instances to reduce price volatility risk on feedstocks and products. However, at December 31, 2010, we had no open derivative positions as all our derivative contracts had been settled prior to December 31, 2010. Additional information concerning derivative commodity instruments appears in Note 10 to the consolidated financial statements.

Interest Rate Risk

We are exposed to interest rate risk with respect to fixed and variable rate debt. At December 31, 2010, we had variable rate debt of $10.9 million outstanding. All of the debt outstanding under our revolving credit facility (none was outstanding at December 31, 2010) and our loan relating to the tax-exempt waste disposal revenue bonds are at variable rates. We do not currently hedge our variable interest rate debt, but we may do so in the future. The average variable interest rate for our variable rate debt of $10.9 million as of December 31, 2010 was 0.45%. A hypothetical 100 basis point increase in the average interest rate on our variable rate debt would increase our annual interest expense by approximately $0.1 million. Also, at December 31, 2010, we had $754.0 million principal amount of fixed rate debt. We are subject to the risk of higher interest cost if and when this debt is refinanced. If interest rates are 1% higher at the time of refinancing, our annual interest expense would increase by approximately $7.5 million.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Financial statement schedules not included in this Form 10-K have been omitted because they are not applicable or because the required information is shown in the financial statements or notes thereto.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Westlake Chemical Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Westlake's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Westlake management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework.* Based on its assessment, Westlake's management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2010 based on those criteria.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K, has also audited the effectiveness of internal control over financial reporting as of December 31, 2010 as stated in their report that appears on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Westlake Chemical Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Westlake Chemical Corporation and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
February 24, 2011

WESTLAKE CHEMICAL CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2009
	(in thousands of dollars, except par values and share amounts)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 630,299	$ 245,592
Accounts receivable, net	362,863	339,796
Inventories, net	450,028	369,417
Prepaid expenses and other current assets	15,482	7,074
Deferred income taxes	17,288	26,499
Total current assets	1,475,960	988,378
Property, plant and equipment, net	1,170,334	1,194,311
Equity investments	46,314	33,925
Restricted cash	150,288	101,149
Other assets, net	111,248	128,593
Total assets	$2,954,144	$2,446,356
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 204,774	$ 179,130
Accrued liabilities	118,804	107,436
Total current liabilities	323,578	286,566
Long-term debt	764,482	515,400
Deferred income taxes	315,518	309,618
Other liabilities	45,496	49,790
Total liabilities	1,449,074	1,161,374
Commitments and contingencies (Notes 6 and 18)		
Stockholders' equity		
Preferred stock, $0.01 par value, 50,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.01 par value, 150,000,000 shares authorized; 66,256,144 and 65,979,951 shares issued and outstanding in 2010 and 2009, respectively	663	660
Additional paid-in capital	452,703	442,469
Retained earnings	1,058,737	853,358
Accumulated other comprehensive income		
Benefits liability, net of tax	(12,328)	(15,856)
Cumulative translation adjustment	5,295	4,351
Total stockholders' equity	1,505,070	1,284,982
Total liabilities and stockholders' equity	$2,954,144	$2,446,356

The accompanying notes are an integral part of these consolidated financial statements.

WESTLAKE CHEMICAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2010	2009	2008
	(in thousands of dollars, except share amounts and per share data)		
Net sales	$ 3,171,787	$ 2,325,723	$ 3,692,353
Cost of sales	2,689,104	2,130,595	3,622,985
Gross profit	482,683	195,128	69,368
Selling, general and administrative expenses	104,319	87,871	98,908
Income (loss) from operations	378,364	107,257	(29,540)
Other income (expense)			
Interest expense	(39,875)	(34,957)	(33,957)
Other income, net	4,471	6,453	5,475
Income (loss) before income taxes	342,960	78,753	(58,022)
Provision for (benefit from) income taxes	121,567	25,758	(28,479)
Net income (loss)	$ 221,393	$ 52,995	$ (29,543)
Earnings (loss) per common share:			
Basic	$ 3.35	$ 0.80	$ (0.45)
Diluted	$ 3.34	$ 0.80	$ (0.45)
Weighted average shares outstanding:			
Basic	66,139,206	65,914,404	65,623,764
Diluted	66,342,995	66,012,693	65,623,764
Dividends per common share	$ 0.2420	$ 0.2200	$ 0.2050

The accompanying notes are an integral part of these consolidated financial statements.

WESTLAKE CHEMICAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock				Accumulated Other Comprehensive Income (Loss)		
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Benefits Liability Net of Tax	Cumulative Foreign Currency Exchange	Total
	(in thousands of dollars, except share amounts)						
Balances at December 31, 2007	65,487,119	$655	$431,197	$ 857,872	$ (9,234)	$ 6,180	$1,286,670
Net loss	—	—	—	(29,543)	—	—	(29,543)
Other comprehensive loss	—	—	—	—	(4,105)	(4,892)	(8,997)
Total comprehensive loss							(38,540)
Stock options exercised	14,899	—	208	—	—	—	208
Stock-based compensation, net of tax on stock options exercised	156,124	2	4,176	—	—	—	4,178
Dividends paid	—	—	—	(13,456)	—	—	(13,456)
Balances at December 31, 2008	65,658,142	657	435,581	814,873	(13,339)	1,288	1,239,060
Net income	—	—	—	52,995	—	—	52,995
Other comprehensive income	—	—	—	—	(2,517)	3,063	546
Total comprehensive income							53,541
Stock options exercised	55,401	—	879	—	—	—	879
Stock-based compensation, net of tax on stock options exercised	266,408	3	6,009	—	—	—	6,012
Dividends paid	—	—	—	(14,510)	—	—	(14,510)
Balances at December 31, 2009	65,979,951	660	442,469	853,358	(15,856)	4,351	1,284,982
Net income	—	—	—	221,393	—	—	221,393
Other comprehensive income	—	—	—	—	3,528	944	4,472
Total comprehensive income							225,865
Stock options exercised	173,014	2	3,745	—	—	—	3,747
Stock-based compensation, net of tax on stock options exercised	103,179	1	6,489	—	—	—	6,490
Dividends paid	—	—	—	(16,014)	—	—	(16,014)
Balances at December 31, 2010	66,256,144	$663	$452,703	$1,058,737	$(12,328)	$ 5,295	$1,505,070

The accompanying notes are an integral part of these consolidated financial statements.

WESTLAKE CHEMICAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2010	2009	2008
	(in thousands of dollars)		
Cash flows from operating activities			
Net income (loss)	$221,393	$ 52,995	$ (29,543)
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Depreciation and amortization	128,732	123,199	111,926
Provision for doubtful accounts	917	1,970	15,282
Amortization of debt issue costs	2,154	1,461	954
Stock-based compensation expense	6,164	5,638	4,178
Loss from disposition of fixed assets	581	2,711	4,900
Gain on involuntary conversion of assets	—	(455)	—
Deferred income taxes	14,153	31,207	(13,879)
Equity in income of joint ventures	(2,212)	(3,818)	(621)
Changes in operating assets and liabilities			
Accounts receivable	(33,478)	5,667	148,852
Inventories	(80,611)	(41,450)	199,904
Prepaid expenses and other current assets	(7,217)	(236)	7,394
Accounts payable	25,644	67,044	(202,865)
Accrued liabilities	9,910	8,308	(27,183)
Other, net	(2,846)	(18,719)	(33,210)
Net cash provided by operating activities	283,284	235,522	186,089
Cash flows from investing activities			
Additions to property, plant and equipment	(81,269)	(99,769)	(172,561)
Additions to equity investments	(10,177)	—	—
Acquisition of business	—	(6,297)	—
Proceeds from disposition of assets	914	3,255	808
Proceeds from involuntary conversion of assets	—	484	—
Proceeds from repayment of loan to affiliate	763	—	—
Settlements of derivative instruments	9,494	(859)	(199)
Net cash used for investing activities	(80,275)	(103,186)	(171,952)
Cash flows from financing activities			
Proceeds from exercise of stock options	3,745	879	208
Dividends paid	(16,014)	(14,510)	(13,456)
Proceeds from borrowings	—	—	851,635
Repayments of borrowings	—	—	(852,812)
Utilization of restricted cash	197,298	38,851	68,248
Capitalized debt issuance costs	(3,331)	(2,203)	(2,635)
Net cash provided by financing activities	181,698	23,017	51,188
Net increase in cash and cash equivalents	384,707	155,353	65,325
Cash and cash equivalents at beginning of the year	245,592	90,239	24,914
Cash and cash equivalents at end of the year	$630,299	$ 245,592	$ 90,239
Supplemental cash flow information			
Cash paid (refunded) during the year for:			
Interest paid (net of interest capitalized)	$ 33,980	$ 33,394	$ 33,622
Income taxes paid (refunded)	108,218	(40,741)	42,683
Non-cash financing activity:			
Proceeds from borrowings related to series 2009A revenue bonds (in restricted cash)	$ —	$ 4,900	$ —
Proceeds from borrowings related to the 6 ½% tax-exempt revenue bonds due 2029 (in restricted cash)	93,943	—	—
Proceeds from borrowings related to the GO Zone 6 ½% tax-exempt revenue bonds due 2035 (in restricted cash)	87,940	—	—
Proceeds from borrowings related to the IKE Zone 6 ½% tax-exempt revenue bonds due 2035 (in restricted cash)	64,209	—	—

The accompanying notes are an integral part of these consolidated financial statements.

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of dollars, except share amounts and per share data)

1. Description of Business and Significant Accounting Policies

Description of Business

Westlake Chemical Corporation (the "Company") operates as an integrated manufacturer and marketer of basic chemicals, vinyls, polymers and fabricated PVC building products. These products include some of the most widely used chemicals in the world, which are fundamental to many diverse consumer and industrial markets, including flexible and rigid packaging, automotive products, coatings, residential and commercial construction as well as other durable and non-durable goods. The Company's customers range from large chemical processors and plastics fabricators to small construction contractors, municipalities and supply warehouses primarily throughout North America. The petrochemical industry is subject to price fluctuations and volatile feedstock pricing typical of a commodity-based industry, the effects of which may not be immediately passed along to customers.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and subsidiaries in which the Company directly or indirectly owns more than a 50% voting interest and exercises a controlling financial interest or the entity meets the definition of a variable interest entity. The Company owns a 59% interest in a PVC joint venture in China but accounts for the investment using the equity method of accounting because the entity does not meet the definition of a variable interest entity and because contractual arrangements allowing certain substantive participatory rights to minority shareholders prevent the Company from exercising a controlling financial interest over this entity. In addition, the Company has a 50% ownership interest in a natural gas liquids pipeline joint venture and accounts for its interest in this joint venture using the equity method of accounting. Undistributed earnings from joint ventures included in retained earnings were $13,604 as of December 31, 2010.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have a maturity of three months or less at the date of acquisition.

Allowance for Doubtful Accounts

The determination of the allowance for doubtful accounts is based on estimation of the amount of accounts receivable that the Company believes are unlikely to be collected. Estimating this amount requires analysis of the financial strength of the Company's customers, the use of historical experience, the Company's accounts receivable aged trial balance, and specific collectibility analysis. The allowance for doubtful accounts is reviewed quarterly. Past due balances over 90 days and high risk accounts as determined by the analysis of financial strength of customers are reviewed individually for collectibility.

Inventories

Inventories primarily include product, material and supplies. Inventories are stated at lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") or average method.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, net of accumulated depreciation. Cost includes expenditures for improvements and betterments that extend the useful lives of the assets and interest capitalized on significant capital projects. Capitalized interest was $22, $123 and $3,198 for the years ended December 31, 2010, 2009 and 2008, respectively. Repair and maintenance costs are charged to operations as incurred.

(in thousands of dollars, except share amounts and per share data)

The accounting guidance for asset retirement obligations requires the recording of liabilities equal to the fair value of asset retirement obligations and corresponding additional asset costs, when there is a legal asset retirement obligation as a result of existing or enacted law, statute or contract. The Company has conditional asset retirement obligations for the removal and disposal of hazardous materials from certain of the Company's manufacturing facilities. However, no asset retirement obligations have been recognized because the fair value of the conditional legal obligation cannot be measured due to the indeterminate settlement date of the obligation. Settlement of these conditional asset retirement obligations is not expected to have a material adverse effect on the Company's financial condition, results of operations or cash flows in any individual reporting period.

Depreciation is provided by utilizing the straight-line method over the estimated useful lives of the assets as follows:

Classification	Years
Buildings and improvements	25
Plant and equipment	25
Ethylene pipeline	35
Other	3-10

Fair Value Estimates

The Company develops estimates of fair value to allocate the purchase prices paid to acquire businesses to the assets acquired and liabilities assumed in those acquisitions, to assess impairment of long-lived assets, goodwill and intangible assets and to record derivative instruments and pension plan assets. The Company uses all available information to make these fair value determinations, including the engagement of third-party consultants.

Impairment of Long-Lived Assets

The accounting guidance for the impairment or disposal of long-lived assets requires that the Company review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets assessed for impairment are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. Assets are considered to be impaired if the carrying amount of an asset exceeds the future undiscounted cash flows. The impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or estimated fair value less costs to sell.

Impairment of Intangible Assets

The accounting guidance for goodwill and intangible assets requires that goodwill and indefinite-lived intangible assets are tested for impairment at least annually. Other intangible assets with finite lives are amortized over their estimated useful life and reviewed for impairment in accordance with the provisions of the accounting guidance. As of December 31, 2010, the Company's recorded goodwill was $29,990, all of which was associated with the acquisition of the Company's Longview facilities in 2006, which is reflected in the Olefins segment. The annual impairment test for the recorded goodwill was performed as of October 31, 2010. The Company's impairment test indicated that its goodwill was not impaired. In addition, there has been no impairment of the goodwill since it was initially recorded.

Restricted Cash

Restricted cash, which is restricted as to withdrawal or usage, is classified separately from the cash and cash equivalents category on the Company's balance sheet. As indicated in Note 6, the proceeds of the 6½% senior notes due 2029 and 2035 and the 6¾% senior notes due 2032 issued by the Company, along with their accrued interest income, remain with a trustee, and are classified on the Company's balance sheet as a non-current asset until such time as the Company submits a request for reimbursement of qualifying amounts spent for facilities in Louisiana.

Turnaround Costs

The Company accounts for turnaround costs under the deferral method. Turnarounds are the scheduled and required shutdowns of specific operating units in order to perform planned major maintenance activities. The costs related to the significant overhaul and refurbishment activities include maintenance materials, parts and direct labor costs. The costs of the turnaround are deferred when incurred at the time of the turnaround and amortized (within depreciation and amortization) on a straight-line basis until the next planned turnaround, which ranges from 3 to 6 years. Deferred turnaround costs are presented as a component of other assets, net. The cash outflows related to these costs are included in operating activities in the consolidated statement of cash flows.

Exchanges

The Company enters into inventory exchange transactions with third parties, which involve fungible commodities. These exchanges are settled in like-kind quantities and are valued at lower of cost or market. Cost is determined using the FIFO method. As of December 31, 2010 and 2009, the net exchange balance of $950 and $8,345 was included in accounts receivable, net and accounts payable, respectively.

Income Taxes

The Company utilizes the liability method of accounting for deferred income taxes. Under the liability method, deferred tax assets or liabilities are recorded based upon temporary differences between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. Deferred tax expense or benefit is the result of changes in the deferred tax assets and liabilities during the period. Valuation allowances are recorded against deferred tax assets when it is considered more likely than not that the deferred tax assets will not be realized.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries are translated to U.S. dollars at the exchange rate as of the end of the year. Statement of operations items are translated at the average exchange rate for the year. The resulting translation adjustment is recorded as a separate component of stockholders' equity.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of risk consist principally of trade receivables from customers engaged in manufacturing polyethylene products, polyvinyl chloride products and polyvinyl chloride pipe products. The Company performs periodic credit evaluations of the customers' financial condition and generally does not require collateral. The Company maintains allowances for potential losses.

Revenue Recognition

Revenue is recognized when title and risk of loss passes to the customer upon delivery under executed customer purchase orders or contracts. For export contracts, the title and risk of loss passes to customers at the time specified by each contract. Provisions for discounts, rebates and returns are provided for in the same period as the related sales are recorded.

Earnings per Share

The accounting guidance for earnings per share requires the Company to present basic earnings per share and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

Price Risk Management

The accounting guidance for derivative instruments and hedging activities requires that the Company recognize all derivative instruments on the balance sheet at fair value, and changes in the derivative's fair value must be currently recognized in earnings or comprehensive income, depending on the designation of the derivative. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is recorded in comprehensive income and is recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings currently.

The Company utilizes commodity price swaps to reduce price risks by entering into price swaps with counterparties and by purchasing or selling futures on established exchanges. The Company takes both fixed and variable positions, depending upon anticipated future physical purchases and sales of these commodities. The fair value of derivative financial instruments is estimated using quoted market prices in active markets and observable market-based inputs or unobservable inputs that are corroborated by market data when active markets are not available. The Company assesses both counterparty as well as its own nonperformance risk when measuring the fair value of derivative liabilities. The Company does not consider its nonperformance risk to be significant. See Note 11 for a summary of the carrying value and fair value of derivative instruments.

During 2010, 2009 and 2008, the Company did not designate any of its commodity derivative instruments as hedges. Consequently, gains and losses from changes in the fair value of all the commodity derivative instruments used in 2010, 2009 and 2008 were included in earnings.

Environmental Costs

Environmental costs relating to current operations are expensed or capitalized, as appropriate, depending on whether such costs provide future economic benefits. Remediation liabilities are recognized when the costs are considered probable and can be reasonably estimated. Measurement of liabilities is based on currently enacted laws and regulations, existing technology and undiscounted site-specific costs. Environmental liabilities in connection with properties that are sold or closed are realized upon such sale or closure, to the extent they are probable and estimable and not previously reserved. Recognition of any joint and several liabilities is based upon the Company's best estimate of its final pro rata share of the liability.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, net and accounts payable approximate their fair value due to the short maturities of these instruments. The fair value of the Company's debt at December 31, 2010 differs from the carrying value due to the Company's fixed rate

(in thousands of dollars, except share amounts and per share data)

senior notes. The fair value of financial instruments is estimated using quoted market prices in active markets and observable market-based inputs or unobservable inputs that are corroborated by market data when active markets are not available. See Note 11 for more information on the fair value of financial instruments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Other

Amortization of debt issuance costs is computed on a basis which approximates the interest method over the term of the related debt. Certain other assets (see Note 5) are amortized over periods ranging from 2 to 20 years using the straight-line method.

Recent Accounting Pronouncements

Accounting for Transfers of Financial Assets

In June 2009, the Financial Accounting Standards Board ("FASB") issued an accounting standards update on the accounting for transfers of financial assets. The new accounting guidance eliminates the qualifying special-purpose entity concept, introduces a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarifies and changes the derecognition criteria for a transfer to be accounted for as a sale, changes the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor and requires extensive new disclosures. The accounting standards update is effective for annual reporting periods beginning after November 15, 2009. The Company adopted the new guidance as of January 1, 2010, and it did not have a material impact on the Company's consolidated financial position or results of operations.

Consolidation of Variable Interest Entities

In June 2009, the FASB issued an accounting standards update on the consolidation of variable interest entities. The new accounting guidance requires an analysis to determine who should consolidate a variable-interest entity, as well as when it would be necessary to reassess who should consolidate a variable-interest entity. The new guidance also eliminates the exemption for qualifying special purpose entities. The accounting standards update is effective for annual reporting periods beginning after November 15, 2009, with certain exceptions. The Company adopted the new guidance as of January 1, 2010, and it did not have a material impact on the Company's consolidated financial position or results of operations.

Consolidation

In January 2010, the FASB issued an accounting standards update on the accounting and reporting for decreases in ownership of a subsidiary. The new accounting guidance clarified and broadened the scope for partial sales and deconsolidation events to include groups of assets that are businesses or are nonprofit activities and transfers of a business to a joint venture or to an equity method investee even when the transfer is in exchange for an interest in those entities. The new accounting guidance also requires additional disclosures on the deconsolidation of a subsidiary or derecognition of a group of assets within its scope. The accounting guidance was effective upon issuance. The Company has adopted the new guidance, and it did not have an impact on the Company's consolidated financial position or results of operations.

(in thousands of dollars, except share amounts and per share data)

Fair Value Measurements

In January 2010, the FASB issued an accounting standards update on fair value measurement disclosures. The new accounting guidance requires disclosures on significant transfers in and out of Levels 1 and 2 of the fair value hierarchy and gross presentation of Level 3 reconciliation components. It also clarifies two existing disclosure requirements regarding fair value disclosures by class of assets and liabilities rather than by major category and disclosures of valuation technique and the inputs used in determining fair value of each class of assets and liabilities for Levels 2 and 3 measurements. The accounting standards update is effective for reporting periods beginning after December 15, 2009, except for the gross presentation of the Level 3 reconciliation, which is effective for reporting periods beginning after December 15, 2010. With the exception of the gross presentation of the Level 3 reconciliation, the Company adopted the new guidance as of January 1, 2010, and it did not have an impact on the Company's consolidated financial position or results of operations. The Company will adopt the new guidance pertaining to the gross presentation of the Level 3 reconciliation for the quarter ending March 31, 2011, but it is not expected to have a material impact on the Company's consolidated financial position or results of operations.

Subsequent Events

In February 2010, the FASB issued an accounting standards update on subsequent events. The new accounting guidance removes the requirement for an SEC filer to disclose the date in both issued and revised financial statements through which it has evaluated subsequent events. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of United States generally accepted accounting principles. The accounting guidance was effective upon issuance. The Company has adopted the new guidance, and it did not have an impact on the Company's consolidated financial position or results of operations.

Credit Quality of Financing Receivables and the Allowance for Credit Losses

In July 2010, the FASB issued an accounting standards update that requires enhanced disclosures regarding the nature of credit risk inherent in an entity's portfolio of financing receivables, how that risk is analyzed, and the changes and reasons for those changes in the allowance for credit losses. The new accounting guidance also requires disclosures for both the financing receivables and the related allowance for credit losses at more disaggregated levels. The accounting standards update is effective for interim and annual reporting periods ending on or after December 15, 2010. The Company has adopted the new guidance, and it did not have an impact on the Company's consolidated financial position or results of operations.

2. Accounts Receivable

Accounts receivable consist of the following at December 31:

	2010	2009
Trade customers	$353,035	$307,298
Affiliates	475	1,408
Allowance for doubtful accounts	(9,710)	(9,167)
	343,800	299,539
Federal and state taxes	15,499	20,098
Other	3,564	20,159
Accounts receivable, net	$362,863	$339,796

(in thousands of dollars, except share amounts and per share data)

3. Inventories

Inventories consist of the following at December 31:

	2010	2009
Finished products	$220,426	$198,091
Feedstock, additives, and chemicals	189,007	133,547
Materials and supplies	47,897	45,023
	457,330	376,661
Allowance for inventory obsolescence	(7,302)	(7,244)
Inventories, net	$450,028	$369,417

4. Property, Plant and Equipment

Property, plant and equipment consist of the following at December 31:

	2010	2009
Land	$ 12,897	$ 12,985
Building and improvements	129,881	128,280
Plant and equipment	1,963,186	1,918,425
Other	133,241	117,165
	2,239,205	2,176,855
Less: Accumulated depreciation	(1,098,792)	(1,005,963)
	1,140,413	1,170,892
Construction in progress	29,921	23,419
Property, plant and equipment, net	$ 1,170,334	$ 1,194,311

Depreciation expense on property, plant and equipment of $105,744, $100,333 and $93,137 is included in cost of sales in the consolidated statements of operations for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company assessed certain of its Vinyls segment PVC building products assets, with carrying value of $109,751, for potential impairment in December 2010, and the Company's analysis concluded that these assets were not impaired. The future cash flows used to test the recoverability of these PVC building products assets for the impairment analysis were calculated using an undiscounted cash flow methodology. The undiscounted cash flow projections were based on 15 year forecasts beginning in 2011, in order to reflect the estimated useful lives of the assets. The forecast was based on sales volume trends and margins developed by management considering historical data. While the Company believes its estimates of undiscounted future cash flows used in performing the impairment test are appropriate, different assumptions regarding such cash flows could materially affect the evaluation.

Under the undiscounted cash flow methodology, even if the future cash flows of the PVC building products assets assessed for impairment decreased in excess of 20%, they would not be impaired.

Due to the negative impact of the economic downturn and continuing weakness in the U.S. construction markets on the demand for the Company's downstream PVC building products, the Company recorded asset impairments in 2009 related to two closed PVC pipe facilities. See Note 16 for more information.

(in thousands of dollars, except share amounts and per share data)

5. Other Assets

Other assets consist of the following at December 31:

	2010			2009			
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net	Weighted Average Life
Intangible assets:							
Technology licenses	$ 44,762	$ (39,763)	$ 4,999	$ 44,533	$(37,108)	$ 7,425	13
Patents	6,503	(2,655)	3,848	6,503	(2,005)	4,498	10
Customer relationships	17,649	(5,544)	12,105	17,649	(4,186)	13,463	13
Goodwill	29,990	—	29,990	29,990	—	29,990	
Other	1,161	—	1,161	1,161	—	1,161	
Total intangible assets	100,065	(47,962)	52,103	99,836	(43,299)	56,537	
Notes receivable from affiliate	3,575	—	3,575	5,529	—	5,529	
Turnaround costs	85,307	(49,864)	35,443	84,873	(35,924)	48,949	5
Debt issuance cost	17,930	(7,307)	10,623	15,170	(5,723)	9,447	10
Other, net	19,444	(9,940)	9,504	14,855	(6,724)	8,131	4
Other assets, net	$226,321	$(115,073)	$111,248	$220,263	$(91,670)	$128,593	

Amortization expense on other assets of $25,142, $24,327 and $19,743 is included in the consolidated statements of operations for the years ended December 31, 2010, 2009 and 2008, respectively.

Scheduled amortization of intangible assets for the next five years is as follows: $3,181, $3,048, $3,046, $2,507 and $2,507 in 2011, 2012, 2013, 2014 and 2015, respectively.

The annual impairment test for the recorded goodwill was performed as of October 31, 2010. The Company's impairment test indicated that its goodwill was not impaired. The fair value of the Olefins segment, the reporting unit assessed, was calculated using both a discounted cash flow methodology and a market value methodology. The discounted cash flow projections were based on a nine-year forecast, from 2011 to 2019, to reflect the cyclicality of the Company's olefins business. The forecast was based on (1) prices and spreads projected by Chemical Market Associates, Inc. ("CMAI"), a global source of market and business advisory services for the chemical market, for the same period, and (2) estimates by management, including our strategic and operational plans. Other significant assumptions used in the discounted cash flow projection included sales volumes based on current capacities. The future cash flows were discounted to present value using a discount rate of 8.8%.

The significant assumptions used in determining the fair value of the reporting unit using the market value methodology include the determination of appropriate market comparables and the estimated multiples of EBITDA a willing buyer is likely to pay.

Under the discounted cash flow methodology, even if the fair value of the Olefins segment decreased in excess of 20%, the carrying value of the Olefins segment would not exceed its fair value.

(in thousands of dollars, except share amounts and per share data)

6. Long-Term Debt

Long-term debt consists of the following at December 31:

	2010	2009
6⅝% senior notes due 2016	$249,593	$249,511
6½% senior notes due 2029	100,000	—
6¾% senior notes due 2032	250,000	250,000
6½% senior notes due 2035 (the "2035 GO Zone 6½% Notes")	89,000	—
6½% senior notes due 2035 (the "2035 IKE Zone 6½% Notes")	65,000	—
Loan related to tax-exempt waste disposal revenue bonds due 2027	10,889	10,889
Loan related to tax-exempt series 2009A revenue bonds due 2029	—	5,000
Long-term debt	$764,482	$515,400

In December 2010, the Louisiana Local Government Environmental Facilities and Community Development Authority (the "Authority"), a political subdivision of the State of Louisiana, completed the offering of $89,000 of 6½% tax-exempt revenue bonds due November 1, 2035 under the Gulf Opportunity Zone Act of 2005 (the "GO Zone Act"). The bonds are subject to optional redemption by the Authority upon the direction of the Company at any time prior to November 1, 2020 for 100% of the principal plus accrued interest and a discounted "make whole" payment of remaining unpaid principal and interest payments. On or after November 1, 2020, the bonds are subject to optional redemption by the Authority upon the direction of the Company for 100% of the principal plus accrued interest. The bonds are subject to redemption and the holders may require the bonds to be repurchased upon a change of control or a change in or loss of the current tax status of the bonds. In addition, the bonds are subject to optional redemption by the Authority upon the direction of the Company if certain events have occurred in connection with the operation of the projects for which the bond proceeds may be used, including if the Company has determined that the continued operation of any material portion of the projects would be impracticable, uneconomical or undesirable for any reason. In connection with the offering of the bonds, the Company entered into a loan agreement, dated as of November 1, 2010, with the Authority pursuant to which the Company agreed to pay all of the principal, premium, if any, and interest on the bonds and certain other amounts to the Authority. The net proceeds from the bond offering were loaned by the Authority to the Company. The Company intends to use the proceeds to expand, refurbish and maintain certain of the Company's facilities in the Louisiana Parishes of Calcasieu and Ascension. To evidence and secure the Company's obligations under the loan agreement, on December 2, 2010, the Company entered into a fourth supplemental indenture, dated as of December 2, 2010, by and among the Company, the subsidiary guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, supplementing the senior indenture, dated as of January 1, 2006, by and among the Company, the potential subsidiary guarantors party thereto and the trustee, and issued $89,000 aggregate principal amount of the Company's 2035 GO Zone 6½% Notes to be held by the bond trustee pursuant to the terms and provisions of the loan agreement. The 2035 GO Zone 6½% Notes are unsecured and rank equally in right of payment with other existing and future unsecured senior indebtedness. All domestic restricted subsidiaries that guarantee other debt of the Company or of another guarantor of the 6⅝% senior notes due 2016, the 6½% senior notes due 2029, the 6¾% senior notes due 2032, the 2035 GO Zone 6½% Notes and the 2035 IKE Zone 6½% Notes (collectively, the "Senior Notes") in excess of $5,000 are guarantors of the 2035 GO Zone 6½% Notes. As of December 31, 2010, we had drawn $35,230 of the bond proceeds. The balance of the proceeds, plus interest income, remains with the trustee, and is classified on the Company's consolidated balance sheet as a non-current asset, restricted cash, until such time as the Company requests reimbursement of amounts used to expand, refurbish and maintain the Company's facilities in Calcasieu and Ascension Parishes.

(in thousands of dollars, except share amounts and per share data)

Also in December 2010, the Authority completed the offering of $65,000 of 6 ½% tax-exempt revenue bonds due November 1, 2035 under Section 704 of the Emergency Economic Stabilization Act of 2008 (the "IKE Zone Act"). The bonds are subject to optional redemption by the Authority upon the direction of the Company at any time prior to November 1, 2020 for 100% of the principal plus accrued interest and a discounted "make whole" payment of remaining unpaid principal and interest payments. On or after November 1, 2020, the bonds are subject to optional redemption by the Authority upon the direction of the Company for 100% of the principal plus accrued interest. The bonds are subject to redemption and the holders may require the bonds to be repurchased upon a change of control or a change in or loss of the current tax status of the bonds. In addition, the bonds are subject to optional redemption by the Authority upon the direction of the Company if certain events have occurred in connection with the operation of the projects for which the bond proceeds may be used, including if the Company has determined that the continued operation of any material portion of the projects would be impracticable, uneconomical or undesirable for any reason. In connection with the offering of the bonds, the Company entered into a loan agreement, dated as of November 1, 2010, with the Authority pursuant to which the Company agreed to pay all of the principal, premium, if any, and interest on the bonds and certain other amounts to the Authority. The net proceeds from the bond offering were loaned by the Authority to the Company. The Company intends to use the proceeds to expand, refurbish and maintain certain of the Company's facilities in the Louisiana Parish of Calcasieu. To evidence and secure the Company's obligations under the loan agreement, on December 2, 2010, the Company entered into a fifth supplemental indenture, dated as of December 2, 2010, by and among the Company, the subsidiary guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, supplementing the senior indenture, dated as of January 1, 2006, by and among the Company, the potential subsidiary guarantors party thereto and the trustee, and issued $65,000 aggregate principal amount of the Company's 2035 IKE Zone 6 ½% Notes to be held by the bond trustee pursuant to the terms and provisions of the loan agreement. The 2035 IKE Zone 6 ½% Notes are unsecured and rank equally in right of payment with other existing and future unsecured senior indebtedness. All domestic restricted subsidiaries that guarantee other debt of the Company or of another guarantor of the Senior Notes in excess of $5,000 are guarantors of the 2035 IKE Zone 6 ½% Notes. As of December 31, 2010, we had drawn $12 of the bond proceeds. The balance of the proceeds, plus interest income, remains with the trustee, and is classified on the Company's consolidated balance sheet as a non-current asset, restricted cash, until such time as the Company requests reimbursement of amounts used to expand, refurbish and maintain the Company's facilities in Calcasieu Parish.

In July 2010, the Authority completed the reoffering of $100,000 of 6 ½% tax-exempt revenue bonds due August 1, 2029 under the GO Zone Act. This reoffering follows the issuance by the Authority of $5,000 of variable rate tax-exempt revenue bonds due August 1, 2029 (the "Initial Series 2009A Revenue Bonds") in August 2009, which were subsequently repurchased by the Company to be included as part of the $100,000 bond reoffering. The bonds are subject to optional redemption by the Authority upon the direction of the Company at any time prior to August 1, 2020 for 100% of the principal plus accrued interest and a discounted "make whole" payment of remaining unpaid principal and interest payments. On or after August 1, 2020, the bonds are subject to optional redemption by the Authority upon the direction of the Company for 100% of the principal plus accrued interest. The bonds are subject to redemption and the holders may require the bonds to be repurchased upon a change of control or a change in or loss of the current tax status of the bonds. In addition, the bonds are subject to optional redemption by the Authority upon the direction of the Company if certain events have occurred in connection with the operation of the projects for which the bond proceeds may be used, including if the Company has determined that the continued operation of any material portion of the projects would be impracticable, uneconomical or undesirable for any reason. In connection with the reoffering of the bonds, the Company entered into a loan agreement, dated as of July 2, 2010 (the "Loan Agreement"), with the Authority pursuant to which the Company agreed to pay all of the principal, premium, if any, and interest on the bonds and certain other amounts to the Authority. The net proceeds from the bond reoffering were loaned by the Authority

(in thousands of dollars, except share amounts and per share data)

to the Company. The Company intends to use the proceeds to expand, refurbish and maintain certain of the Company's facilities in the Louisiana Parishes of Calcasieu and Ascension. To evidence and secure the Company's obligations under the Loan Agreement, on July 2, 2010, the Company entered into a third supplemental indenture, dated as of July 2, 2010, by and among the Company, the subsidiary guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, supplementing the senior indenture, dated as of January 1, 2006, by and among the Company, the potential subsidiary guarantors party thereto and the trustee, and issued $100,000 aggregate principal amount of the Company's 6½% senior notes due 2029 to be held by the bond trustee pursuant to the terms and provisions of the Loan Agreement. The 6½% senior notes are unsecured and rank equally in right of payment with other existing and future unsecured senior indebtedness. All domestic restricted subsidiaries that guarantee other debt of the Company or of another guarantor of the Senior Notes in excess of $5,000 are guarantors of the 6½% senior notes. As of December 31, 2010, the Company had drawn all the bond proceeds.

In August 2009, the Authority issued $5,000 of variable rate tax-exempt revenue bonds due August 1, 2029 under the GO Zone Act (the "Initial Series 2009A Revenue Bonds"). The bond proceeds, net of expenses, from this issuance were lent by the Authority to the Company under a loan agreement pursuant to which the Company agreed to pay all of the principal, premium, if any, and interest on the Initial Series 2009A Revenue Bonds and certain other amounts to the Authority. The Initial Series 2009A Revenue Bonds were subsequently repurchased by the Company in July 2010 to be included as part of the $100,000 bond reoffering completed in July 2010. Prior to the July 2010 repurchase, the Initial Series 2009A Revenue Bonds were backed by an irrevocable $5,100 letter of credit in favor of The Bank of New York Mellon Trust Company, N.A., as trustee for the Initial Series 2009A Revenue Bonds. Prior to the July 2010 repurchase, the Initial Series 2009A Revenue Bonds bore interest at a floating rate which was set weekly via a remarketing arrangement. Prior to the July 2010 repurchase, the net proceeds from the issuance of the Initial Series 2009A Revenue Bonds, plus interest income, were classified on the Company's consolidated balance sheet as a non-current asset, restricted cash.

The Company has a $400,000 senior secured revolving credit facility. In February 2009, the Company amended its revolving credit facility to allow the Company to make distributions and specified acquisitions when the fixed charge coverage ratio falls below 1.0:1 if the Company maintains at least $125,000 to $200,000 (depending on the amount of distributions and acquisition payments) of borrowing availability, including cash, under the credit facility. At December 31, 2010, the Company had no borrowings outstanding under the revolving credit facility. Any borrowings under the facility would bear interest at either LIBOR plus a spread ranging from 2.75% to 3.50% or a base rate plus a spread ranging from 1.25% to 2.0%. The revolving credit facility also requires an unused commitment fee ranging from 0.75% to 0.875%, depending on the average daily borrowings. All interest rates under the facility are subject to monthly grid pricing adjustments based on prior month average daily loan availability. The revolving credit facility matures on September 8, 2013. As of December 31, 2010, the Company had outstanding letters of credit totaling $17,012 and borrowing availability of $375,336 under the revolving credit facility.

In December 2007, the Authority issued $250,000 of 6¾% tax-exempt revenue bonds due November 1, 2032 under the GO Zone Act. The bonds are subject to optional redemption by the Authority upon the direction of the Company at any time prior to November 1, 2017 for 100% of the principal plus accrued interest and a discounted "make whole" payment of remaining unpaid principal and interest payments. On or after November 1, 2017, the bonds are subject to optional redemption by the Authority upon the direction of the Company for 100% of the principal plus accrued interest. The bonds are subject to redemption and the holders may require the bonds to be repurchased upon a change of control or a change in or loss of the current tax status of the bonds. In addition, the bonds are subject to optional redemption by the Authority upon the direction of the Company if certain events have occurred in connection with the operation of the projects for which the bond proceeds may be

(in thousands of dollars, except share amounts and per share data)

used, including if the Company has determined that the continued operation of any material portion of the projects would be impracticable, uneconomical or undesirable for any reason. In connection with the issuance of the bonds, the Company entered into a loan agreement with the Authority pursuant to which the Company agreed to pay all of the principal, premium, if any, and interest on the bonds and certain other amounts to the Authority. The proceeds from the bond offering were loaned by the Authority to the Company. The Company intends to use the proceeds to expand, refurbish and maintain certain of the Company's facilities in the Louisiana Parishes of Calcasieu and Ascension. To evidence and secure the Company's obligations under the loan agreement, the Company entered into a second supplemental indenture, by and among the Company, the subsidiary guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, and issued $250,000 aggregate principal amount of the Company's 6¾% senior notes due 2032 to be held by the bond trustee pursuant to the terms and provisions of the loan agreement. The 6¾% senior notes are unsecured and rank equally in right of payment with other existing and future unsecured senior indebtedness. All domestic restricted subsidiaries that guarantee other debt of the Company or of another guarantor of the Senior Notes in excess of $5,000 are guarantors of the 6¾% senior notes. As of December 31, 2010, the Company had drawn $218,352 of the bond proceeds. The balance of the proceeds, plus interest income, remains with the trustee, and is classified on the Company's consolidated balance sheet as a non-current asset, restricted cash, until such time as the Company requests reimbursement of amounts used to expand, refurbish and maintain the Company's facilities in Calcasieu and Ascension Parishes.

In January 2006, the Company issued $250,000 of aggregate principal amount of 6⅝% senior notes due 2016. The 6⅝% senior notes are unsecured and were issued with an original issue discount of $815. There is no sinking fund and no scheduled amortization of the notes prior to maturity. The notes are subject to redemption and the holders may require the Company to repurchase the notes upon a change of control. All domestic restricted subsidiaries that guarantee other debt of the Company or of another guarantor of the Senior Notes in excess of $5,000 are guarantors of the 6⅝% senior notes.

The agreements governing the Senior Notes and the revolving credit facility each contain customary covenants and events of default. Accordingly, these agreements impose significant operating and financial restrictions on the Company. These restrictions, among other things, provide limitations on incurrence of additional indebtedness, the payment of dividends, certain investments and acquisitions and sales of assets. The most significant of these provisions in the indenture for the Senior Notes restricts the Company from incurring additional debt, except specified permitted debt (including borrowings under its credit facility), when the Company's fixed charge coverage ratio is below 2.0:1. These limitations are subject to a number of important qualifications and exceptions, including, without limitation, an exception for the payment of the Company's regular quarterly dividend of up to $0.20 per share (currently $0.0635 per share). The Senior Notes indenture does not allow distributions in excess of $100,000 unless, after giving pro forma effect to the distribution, the Company's fixed charge coverage ratio is at least 2.0:1 and such payment, together with the aggregate amount of all other distributions after January 13, 2006, is less than the sum of 50% of the Company's consolidated net income for the period from October 1, 2003 to the end of the most recent quarter for which financial statements have been filed, plus 100% of net cash proceeds received after October 1, 2003 as a contribution to the Company's common equity capital or from the issuance or sale of certain securities, plus several other adjustments. For the twelve months ended December 31, 2010, the fixed charge coverage ratio under the Senior Notes indenture was 12.7:1. The amount allowed under this restriction was $556,790 at December 31, 2010.

The Company's revolving credit facility also restricts distributions and specified acquisitions unless, after giving effect to such distribution or acquisition payment, the fixed charge coverage ratio is at least 1.0:1, provided that the Company may also make distributions and specified acquisitions when the fixed charge coverage ratio falls below 1.0:1 but the Company maintains at least $125,000 to $200,000 (depending on the

(in thousands of dollars, except share amounts and per share data)

amount of the distribution or acquisition payment) of borrowing availability, including cash, under the revolving credit facility. For the twelve months ended December 31, 2010, the fixed charge coverage ratio under the revolving credit facility was 2.2:1. No other agreements require the Company to maintain specified financial ratios. In addition, the Senior Notes indenture and the revolving credit facility restrict the Company's ability to create liens, to engage in certain affiliate transactions and to engage in sale-leaseback transactions.

In December 1997, the Company entered into a loan agreement with a public trust established for public purposes for the benefit of the Parish of Calcasieu, Louisiana. The public trust issued $10,889 principal amount of tax-exempt waste disposal revenue bonds in order to finance the Company's construction of waste disposal facilities for an ethylene plant. The waste disposal revenue bonds expire in December 2027 and are subject to redemption and mandatory tender for purchase prior to maturity under certain conditions. Interest on the waste disposal revenue bonds accrues at a rate determined by a remarketing agent and is payable quarterly. The interest rate on the waste disposal revenue bonds at December 31, 2010 and 2009 was 0.45% and 0.37%, respectively.

The weighted average interest rate on all long-term debt was 6.5% at December 31, 2010 and 2009.

As of December 31, 2010, the Company had no maturities of long-term debt until 2016.

7. Employee Benefits

The Company has a defined contribution savings plan covering all regular full-time and part-time employees whereby eligible employees may elect to contribute up to 100% of their annual compensation. Beginning January 1, 2008, the Company matches 100% of an employee's contribution up to the first 4% of such employee's compensation. The Company may, at its discretion, make an additional contribution in an amount as the board of directors may determine. For the years ended December 31, 2010, 2009 and 2008, the Company charged approximately $4,556, $4,450 and $4,591, respectively, to expense for these contributions.

Further, within the defined contribution savings plan, the Company also makes an annual retirement contribution to substantially all employees of one subsidiary and certain employees of another subsidiary who have completed one year of service. The Company's contributions to the plan are determined as a percentage of employees' base and overtime pay. For the years ended December 31, 2010, 2009 and 2008, the Company charged approximately $5,562, $5,173 and $4,016, respectively, to expense for these contributions.

The Company has noncontributory defined benefit pension plans that cover certain eligible salaried and wage employees of one subsidiary. Benefits for salaried employees under these plans are based primarily on years of service and employees' pay near retirement. Benefits for wage employees are based upon years of service and a fixed amount as periodically adjusted. The Company recognizes the years of service prior to the Company's acquisition of the facilities for purposes of determining vesting, eligibility and benefit levels for certain employees of the subsidiary and for determining vesting and eligibility for certain other employees of the subsidiary. The measurement date for these plans is December 31.

The Company also provides post-retirement healthcare benefits to the employees of two subsidiaries who meet certain minimum age and service requirements. The Company has the right to modify or terminate some of these benefits.

(in thousands of dollars, except share amounts and per share data)

Details of the changes in benefit obligations, plan assets and funded status of the Company's pension and post-retirement healthcare plans are as follows:

	Pension Benefits		Post-retirement Healthcare	
	2010	2009	2010	2009
Change in benefit obligation				
Benefit obligation, beginning of year	$ 52,059	$ 42,315	$ 21,048	$ 20,145
Service cost	938	842	45	85
Interest cost	2,751	2,465	919	1,067
Amendments	—	1,484	—	—
Actuarial loss (gain)	326	6,652	(656)	1,039
Benefits paid	(2,041)	(1,699)	(1,309)	(1,288)
Benefit obligation, end of year	$ 54,033	$ 52,059	$ 20,047	$ 21,048
Change in plan assets				
Fair value of plan assets, beginning of year	$ 28,580	$ 24,250	$ —	$ —
Actual return	3,782	4,500	—	—
Employer contribution	2,546	1,529	1,309	1,288
Benefits paid	(2,041)	(1,699)	(1,309)	(1,288)
Fair value of plan assets, end of year	$ 32,867	$ 28,580	$ —	$ —
Funded status, end of year	$(21,166)	$(23,479)	$(20,047)	$(21,048)
Amounts recognized in the consolidated balance sheet at December 31				
Current liabilities	$ —	$ —	$ (1,590)	$ (1,367)
Noncurrent liabilities	(21,166)	(23,479)	(18,457)	(19,681)
Net amount recognized	$(21,166)	$(23,479)	$(20,047)	$(21,048)
Amounts recognized in accumulated other comprehensive income				
Net loss	$ 15,791	$ 18,915	$ 2,825	$ 3,532
Transition obligation	—	—	114	228
Prior service cost	1,187	1,484	404	616
Total before tax [(1)]	$ 16,978	$ 20,399	$ 3,343	$ 4,376

(1) For 2010, after-tax totals for pension benefits and post-retirement healthcare benefits were $10,300 and $2,028, respectively. The sum of these amounts ($12,328) is reflected in stockholders' equity as accumulated other comprehensive income. For 2009, after-tax totals for pension benefits and post-retirement healthcare benefits were $13,055 and $2,801, respectively. The sum of these amounts ($15,856) is reflected in stockholders' equity as accumulated other comprehensive income.

The Pension Protection Act of 2006 (the "Pension Protection Act") established a relationship between a qualified pension plan's funded status and the actual benefits that can be provided. Restrictions on plan benefits and additional funding and notice requirements are imposed when a plan's funded status is less than certain threshold levels. For the 2010 plan year, the funded status for the Company's pension plans are in the 61% to 80% range. Accordingly, the Company's pension plans are currently restricted from increasing plan benefits, unless the cost of the plan amendment is fully funded by the Company prior to the effective date of the benefit

(in thousands of dollars, except share amounts and per share data)

increase. In 2009, the Company amended the pension plan for wage employees to increase, over a three year period, the monthly benefit multiplier used to compute plan benefits. During 2010, the Company fully funded the benefit increase for the current year prior to the effective date of the benefit increase, so the plan remains in compliance with the Pension Protection Act's benefit restriction requirements.

Pension plans with an accumulated benefit obligation in excess of plan assets at December 31 are as follows:

	Pension Benefits	
	2010	2009
Information for pension plans with an accumulated benefit obligation in excess of plan assets		
Projected benefit obligation	$54,033	$52,059
Accumulated benefit obligation	49,602	46,998
Fair value of plan assets	32,867	28,580

	Pension Benefits			Post-retirement Healthcare		
	Year Ended December 31,			Year Ended December 31,		
	2010	2009	2008	2010	2009	2008
Components of net periodic benefit cost						
Service cost	$ 938	$ 842	$ 986	$ 45	$ 85	$ 101
Interest cost	2,751	2,465	2,374	919	1,067	1,096
Expected return on plan assets	(1,935)	(1,652)	(2,483)	—	—	—
Net amortization	1,899	1,646	866	377	427	504
Net periodic benefit cost	$ 3,653	$ 3,301	$ 1,743	$ 1,341	$1,579	$1,701
Other changes in plan assets and benefit obligation recognized in other comprehensive income (OCI)						
Net loss (gain) emerging	$(1,521)	$ 3,804	$ 8,030	$ (656)	$1,039	$ (485)
Prior service cost	—	1,484	—	—	—	—
Amortization of net loss	(1,602)	(1,381)	(548)	(51)	(101)	(178)
Amortization of transition obligation	—	—	—	(114)	(114)	(114)
Amortization of prior service cost	(297)	(265)	(318)	(212)	(212)	(212)
Total recognized in OCI	$(3,420)	$ 3,642	$ 7,164	$(1,033)	$ 612	$ (989)
Total net periodic benefit cost and OCI	$ 233	$ 6,943	$ 8,907	$ 308	$2,191	$ 712

The estimated prior service cost and net loss for the defined benefit plans that will be amortized from other comprehensive income into net periodic benefit cost during 2011 are expected to be $297 and $1,215, respectively. The estimated transition obligation, prior service cost and net loss for the post-retirement healthcare benefit plans that will be amortized from other comprehensive income into net periodic benefit cost during 2011 are expected to be $114, $186 and $112, respectively.

(in thousands of dollars, except share amounts and per share data)

The weighted-average assumptions used to determine pension and post-retirement healthcare plan obligations and net periodic benefit costs for the plans are as follows:

	Pension Benefits			Post-retirement Healthcare		
	2010	2009	2008	2010	2009	2008
Weighted average assumptions used to determine benefit obligations at December 31						
Discount rate	5.3%	5.5%	6.0%	4.5%	5.0%	5.8%
Expected return on plan assets	7.0%	7.0%	8.0%	—	—	—
Rate of compensation increase	4.0%	4.0%	4.0%	—	—	—
Weighted average assumptions used to determine net periodic benefit costs for years ended December 31						
Discount rate	5.5%	6.0%	5.8%	5.0%	5.8%	5.5%
Expected return on plan assets	7.0%	7.0%	8.0%	—	—	—
Rate of compensation increase	4.0%	4.0%	4.0%	—	—	—

The Company's return on asset assumption of 7% is based on historical asset returns, anticipated future performance of the investments and financial markets and input from the Company's third-party independent actuary and the pension fund trustee. The discount rate is based on representative published high quality bond indices which indicate the general level of rates. Beginning in 2008, the discount rate was determined using a benchmark pension discount curve and applying spot rates from the curve to each year of expected benefit payments to determine the appropriate discount rate for the Company.

Assumed healthcare trend rates do not have a significant effect on the amounts reported for the healthcare plans because benefits for participants are capped at a fixed amount.

The Company's overall investment strategy is to achieve a balance between moderate income generation and capital appreciation. The investment strategy includes a mix of approximately 65% of investments for long-term growth and 35% for near-term benefit payments with a diversification of asset types. The Company does not believe that there are significant concentrations of risk in the pension plan assets due to its strategy of asset diversification. The pension fund investment policy allows the pension fund trustee a 10% discretionary range in the asset allocation model, with a target of approximately 60% equity securities and 40% fixed income. The Company expects to maintain the 60/40 investment policy for the near future. Equity securities primarily include investments in large-cap and small-cap companies located in the United States and international developed market stocks. Fixed income securities are comprised of investment grade bonds, including U.S. Treasuries and corporate bonds of companies from diversified industries.

Under the accounting guidance for fair value measurements, inputs used to measure fair value are classified in one of three levels:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

(in thousands of dollars, except share amounts and per share data)

The investments in the bank collective trust funds are valued using a market approach based on the net asset value of units held. The fair values of the Company's pension plans assets at December 31, by asset category, are as follows:

	2010			2009		
	Level 2	Level 3	Total	Level 2	Level 3	Total
Bank collective trust funds—Equity securities						
Large-cap index funds [(1)]	$15,007	$—	$15,007	$10,217	$—	$10,217
Small-cap index funds [(2)]	3,220	—	3,220	3,942	—	3,942
International index funds [(3)]	3,216	—	3,216	4,605	—	4,605
Bank collective trust funds—Fixed income:						
Bond index funds [(4)]	10,957	—	10,957	9,625	—	9,625
Short term investment funds	—	467	467	—	191	191
	$32,400	$467	$32,867	$28,389	$191	$28,580

(1) Over 90% of the assets of these funds are invested in large-cap U.S. companies. The remainder of the assets of these funds is invested in cash reserves.

(2) Over 95% of the assets of these funds are invested in small-cap U.S. companies. The remainder of the assets of these funds is invested in cash reserves.

(3) At least 90% of the assets of these funds are invested in international companies in developed markets (excluding the U.S. and Canada). The remainder of the assets of these funds is invested in cash reserves.

(4) This category represents investment grade bonds of U.S. issuers, including U.S. Treasury notes.

Because of the immaterial amount of the Company's Level 3 pension plans assets, no summary of changes in the fair value of Level 3 pension plans assets is presented.

The Company's funding policy is consistent with the minimum funding requirements of federal law and regulations, and based on preliminary estimates, the Company expects to make contributions of approximately $2,134 for the salaried pension plan and approximately $1,816 for the wage pension plan in 2011.

The following benefit payments are expected to be paid:

	Pension Benefits	Post-retirement Healthcare
Estimated future benefit payments:		
Year 1	$ 2,231	$1,590
Year 2	2,460	1,896
Year 3	2,716	2,132
Year 4	2,969	2,325
Year 5	3,180	2,273
Years 6 to 10	18,566	8,198

8. Stockholders' Equity

The Company's board of directors has declared a regular quarterly dividend to holders of its common stock aggregating $16,014, $14,510 and $13,456 for the years ended December 31, 2010, 2009 and 2008, respectively.

(in thousands of dollars, except share amounts and per share data)

Common Stock

Each share of common stock entitles the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. There are no cumulative voting rights. Accordingly, holders of a majority of the total votes entitled to vote in an election of directors will be able to elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of the common stock will share equally on a per share basis any dividends when, as and if declared by the board of directors out of funds legally available for that purpose. If the Company is liquidated, dissolved or wound up, the holders of the Company's common stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all the Company's liabilities and of the prior rights of any outstanding class of the Company's preferred stock. The Company's common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Company's common stock.

Preferred Stock

The Company's charter authorizes the issuance of shares of preferred stock. The Company's board of directors has the authority, without shareholder approval, to issue preferred shares from time to time in one or more series, and to fix the number of shares and terms of each such series. The board may determine the designations and other terms of each series including dividend rates, whether dividends will be cumulative or non-cumulative, redemption rights, liquidation rights, sinking fund provisions, conversion or exchange rights and voting rights.

9. Stock-Based Compensation

Under the Westlake Chemical Corporation 2004 Omnibus Incentive Plan (the "2004 Plan"), all employees and nonemployee directors of the Company, as well as certain individuals who have agreed to become the Company's employees, are eligible for awards. Shares of common stock may be issued as authorized in the 2004 Plan. At the discretion of the administrator of the 2004 Plan, employees and non-employee directors may be granted awards in the form of stock options, stock appreciation rights, stock awards or cash awards (any of which may be a performance award). Outstanding stock option awards have a ten year term and vest either (1) ratably on an annual basis over a three to five year period or (2) in one-half increments on the five year and nine and one-half year anniversaries of the award date. Current outstanding restricted stock awards also vest either (1) ratably on an annual basis over a three or five year period, (2) at the end of a three year period or (3) in one-half increments on the five year and nine and one-half year anniversaries of the award date. In accordance with accounting guidance related to share-based payments, stock-based compensation expense for all stock-based compensation awards is based on estimated grant-date fair value. The Company recognizes these stock-based compensation costs net of a forfeiture rate and on a straight-line basis over the requisite service period of the award for only those shares expected to vest. For the years ended December 31, 2010, 2009 and 2008, the total recognized stock-based compensation expense related to the 2004 Plan was $6,164, $5,638 and $4,178, respectively.

(in thousands of dollars, except share amounts and per share data)

Option activity and changes during the year ended December 31, 2010 were as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2009	1,361,887	$21.29		
Granted	232,371	20.93		
Exercised	(173,014)	21.67		
Cancelled	(106,720)	25.84		
Outstanding at December 31, 2010	1,314,524	$20.81	7.2	$29,789
Exercisable at December 31, 2010	469,164	$20.14	6.2	$10,945

For options outstanding at December 31, 2010, the options had the following range of exercise prices:

Range of Prices	Options Outstanding	Weighted Average Remaining Contractual Life (Years)
$14.24 – $19.29	710,617	7.2
$20.53 – $27.24	301,600	8.4
$30.07 – $43.43	302,307	6.1

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company's closing stock price on the last trading day of the year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010. This amount changes based on the fair market value of the Company's common stock. For the years ended December 31, 2010, 2009 and 2008, the total intrinsic value of options exercised was $1,835, $485 and $98, respectively.

As of December 31, 2010, $3,885 of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 1.5 years. Income tax benefits of $214, $155 and $34 were realized from the exercise of stock options during the years ended December 31, 2010, 2009 and 2008, respectively.

The Company used the Black-Scholes option pricing model to value its options. The table below presents the weighted average value and assumptions used in determining each option's fair value. Volatility was calculated using historical trends of the Company's common stock price.

	Stock Option Grants		
	Year Ended December 31,		
	2010	2009	2008
Weighted average fair value	$ 8.31	$ 5.67	$ 7.52
Risk-free interest rate	2.9%	2.8%	5.0%
Expected life in years	6	6 – 7	6 – 7
Expected volatility	41.8%	42.5%	35.0%
Expected dividend yield	1.1%	1.5%	1.0%

(in thousands of dollars, except share amounts and per share data)

Non-vested restricted stock awards as of December 31, 2010 and changes during the year ended December 31, 2010 were as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2009	616,716	$21.11
Granted	161,462	21.04
Vested	(65,654)	30.50
Forfeited	(58,283)	23.21
Non-vested at December 31, 2010	654,241	$19.97

As of December 31, 2010, there was $5,368 of unrecognized stock-based compensation expense related to non-vested restricted stock awards. This cost is expected to be recognized over a weighted-average period of 1.5 years. The total fair value of shares of restricted stock that vested during the years ended December 31, 2010, 2009 and 2008 was $1,427, $246 and $376, respectively.

10. Derivative Commodity Instruments

The Company uses derivative instruments to reduce price volatility risk on commodities, primarily natural gas and ethane, from time to time. In 2010, 2009 and 2008, due to the short-term nature of the commitments and associated derivative instruments, the Company did not designate any of its commodity derivative instruments as hedges. As such, gains and losses from changes in the fair value of all the derivative instruments used in 2010, 2009 and 2008 were included in earnings.

The exposure on commodity derivatives used for price risk management includes the risk that the counterparty will not pay if the market declines below the established fixed price. In such case, the Company would lose the benefit of the derivative differential on the volume of the commodities covered. In any case, the Company would continue to receive the market price on the actual volume hedged. The Company also bears the risk that it could lose the benefit of market improvements over the fixed derivative price for the term and volume of the derivative securities (as such improvements would accrue to the benefit of the counterparty).

Under the accounting guidance for fair value measurements, inputs used to measure fair value are classified in one of three levels. The following table summarizes the classification of risk management assets and liabilities by fair value measurement level at December 31:

	2010			2009		
	Level 1	Level 2	Total	Level 1	Level 2	Total
Risk management assets	$47	$—	$47	$8,696	$7,543	$16,239
Risk management liabilities	46	—	46	4,243	5,247	9,490

There were no transfers in and out of Levels 1 and 2 of the fair value hierarchy for the year ended December 31, 2010.

The following tables reflect the fair values of derivative instruments in the Company's consolidated balance sheets and the gain (loss) from trading activities in its consolidated statements of operations:

	Asset Derivatives			Liability Derivatives		
		Fair Value as of December 31,			Fair Value as of December 31,	
Derivatives Not Designated as Hedging Instruments	Balance Sheet Location	2010	2009	Balance Sheet Location	2010	2009
Commodity contracts	Accounts receivable, net	$47	$16,239	Accrued liabilities	$46	$9,490

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands of dollars, except share amounts and per share data)

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivative	Year Ended December 31, 2010 Gain	2009 Gain	2008 Loss
Commodity contracts	Cost of sales	$69	$5,347	$(9,386)

See Note 11 for the fair value of the Company's derivative instruments.

11. Fair Value of Financial Instruments

The carrying and fair values of the Company's derivative commodity instruments and financial instruments at December 31 are summarized below:

	2010		2009	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Commodity Instruments:				
Natural gas forward contracts	$ 1	$ 1	$ 9,039	$ 9,039
Crude oil forward contracts	—	—	(4,586)	(4,586)
Other forward contracts	—	—	2,296	2,296
Financial Instruments:				
6⅝% senior notes due 2016	$249,593	$258,438	$249,511	$248,750
6½% senior notes due 2029	100,000	99,875	—	—
6¾% senior notes due 2032	250,000	251,925	250,000	254,790
2035 GO Zone 6½% Notes	89,000	88,653	—	—
2035 IKE Zone 6½% Notes	65,000	64,905	—	—
Loan related to tax-exempt waste disposal revenue bonds due 2027	10,889	10,889	10,889	10,889
Loan related to tax-exempt series 2009A revenue bonds due 2029	—	—	5,000	5,000

12. Other Income, net

Other income, net consists of the following:

	Year Ended December 31, 2010	2009	2008
Management services	$ 850	$ 823	$ 902
Interest income	1,510	1,382	4,560
Franchise taxes	(754)	(585)	(549)
Equity in income of joint ventures	2,212	3,818	621
Other	653	1,015	(59)
	$4,471	$6,453	$5,475

(in thousands of dollars, except share amounts and per share data)

13. Income Taxes

The components of income (loss) before income taxes are as follows:

	Year Ended December 31,		
	2010	2009	2008
Domestic	$339,382	$72,079	$(53,488)
Foreign	3,578	6,674	(4,534)
	$342,960	$78,753	$(58,022)

The Company's provision for (benefit from) income taxes consists of the following:

	Year Ended December 31,		
	2010	2009	2008
Current			
Federal	$ 97,822	$ (3,049)	$(13,990)
State	8,128	(2,306)	308
Foreign	1,464	(94)	(918)
	107,414	(5,449)	(14,600)
Deferred			
Federal	7,083	29,824	(8,920)
State	6,829	660	(4,330)
Foreign	241	723	(629)
	14,153	31,207	(13,879)
Total provision (benefit)	$121,567	$25,758	$(28,479)

A reconciliation of taxes computed at the statutory rate to the Company's income tax expense is as follows:

	Year Ended December 31,		
	2010	2009	2008
Provision for (benefit from) federal income tax at statutory rate	$120,036	$27,563	$(20,308)
State income tax provision net of federal income tax effect	9,372	462	(693)
Tax benefit	—	—	(1,636)
Foreign tax	1,705	629	(1,547)
Foreign earnings	(1,252)	(2,336)	1,587
Manufacturing deduction	(8,750)	—	—
Tax exempt interest income	—	(34)	(1,040)
Contingent tax liability	(411)	(1,004)	(5,418)
Other, net	867	478	576
	$121,567	$25,758	$(28,479)

The 2008 tax benefit resulted from a reduction in deferred taxes due to a change in apportionment ratios upon the reorganization of several subsidiaries. The 2008 contingent tax liability is for federal and state contingent liabilities released due to the related statutes of limitations expiring and audit settlements.

(in thousands of dollars, except share amounts and per share data)

The tax effects of the principal temporary differences between financial reporting and income tax reporting at December 31 are as follows:

	2010	2009
Net operating loss carryforward	$ 15,018	$ 14,599
Credit carryforward	1,729	3,335
Accruals	24,693	24,864
Allowance for doubtful accounts	878	803
Inventories	6,893	7,942
Other	6,119	4,931
Deferred taxes assets—total	55,330	56,474
Property, plant and equipment	(328,635)	(314,607)
Turnaround costs	(13,091)	(18,129)
Other	(795)	405
Deferred tax liabilities—total	(342,521)	(332,331)
Valuation allowance	(11,039)	(7,262)
Total net deferred tax liabilities	$(298,230)	$(283,119)
Balance sheet classifications		
Current deferred tax asset	$ 17,288	$ 26,499
Deferred tax liability	(315,518)	(309,618)
Total net deferred tax liabilities	$(298,230)	$(283,119)

At December 31, 2010, the Company had state net operating loss carryforwards of approximately $320,857 which will expire in varying amounts between 2012 and 2030 and are subject to certain limitations on an annual basis. Management believes the Company will realize the benefit of the net operating loss carryforwards before they expire, but to the extent that the full benefit may not be realized, a state net operating loss valuation allowance has been recorded. The valuation allowance increased by $3,777 in 2010 due to additional current year state losses not expected to be realized.

Applicable U.S. deferred income taxes and related foreign dividend withholding taxes have not been provided on approximately $20,881 of undistributed earnings and profits of the Company's foreign corporate joint venture and foreign subsidiaries. The Company considers such earnings to be permanently reinvested outside the United States. The types of events that would cause the earnings to be subject to tax are a taxable remittance or restructuring. It is not practical to estimate the amount of deferred income taxes associated with these earnings.

The gross unrecognized tax benefits at December 31 are as follows:

	2010	2009	2008
Beginning balance	$ 4,873	$ 5,054	$ 9,472
Additions based on tax position related to current year	—	678	—
(Reductions) additions for tax positions for prior years	(26)	711	—
Reductions due to tax settlements	(1,389)	—	(2,198)
Reductions due to statutes of limitations expiring	(317)	(1,570)	(2,220)
Ending balance	$ 3,141	$ 4,873	$ 5,054

(in thousands of dollars, except share amounts and per share data)

Management anticipates no material reductions to the total amount of gross unrecognized tax benefits within the next twelve months.

The Company recognizes penalties and interest accrued related to unrecognized tax benefits in income tax expense. Accrued gross interest and penalties related to uncertain tax positions was $10 and $296 for the years ended December 31, 2010 and 2009, respectively.

The Company files income tax returns in the U.S. federal jurisdiction, various states and foreign jurisdictions. The Company is no longer subject to examinations by tax authorities before the year 2005. During the first quarter of 2010, the Internal Revenue Service completed the audit of the Company for the 2007 tax year resulting in no material adjustments.

14. Earnings (Loss) per Share

As a result of an accounting standards update on earnings per share that became effective on January 1, 2009, the Company's restricted stock is required to be included in the computation of basic earnings per share as such shares are considered participating securities. Accordingly, the weighted average shares for the year ended December 31, 2008 have been retrospectively adjusted. The loss per share calculation for the year ended December 31, 2008 has also been amended to reflect the new computation. The change in the calculation for the year ended December 31, 2008 was insignificant and did not change the originally reported basic and diluted loss per share of $0.45.

There are no adjustments to "Net income (loss)" for the diluted earnings (loss) per share computations.

The following table reconciles the denominator for the basic and diluted earnings (loss) per share computations shown in the consolidated statements of operations:

	Year Ended December 31,		
	2010	2009	2008
Weighted average common shares—basic	66,139,206	65,914,404	65,623,764
Plus incremental shares from:			
Assumed exercise of options	203,789	98,289	—
Weighted average common shares—diluted	66,342,995	66,012,693	65,623,764

Excluded from the computation of diluted earnings per share for the years ended December 31, 2010 and 2009 are options to purchase 433,403 and 536,644 shares of common stock, respectively. These options were outstanding during the periods reported but were excluded because the option exercise price was greater than the average market price of the shares. As the Company recognized a net loss for the year ended December 31, 2008, all outstanding options to purchase shares of common stock were excluded from the computation of diluted loss per share because they were considered to be antidilutive.

15. Related Party and Affiliate Transactions

The Company leases office space for management and administrative services from an affiliated party. For the years ended December 31, 2010, 2009 and 2008, the Company incurred and paid lease payments of approximately $1,549, $1,469 and $1,495, respectively.

In March 2000, the Company loaned $2,000 to Suzhou Huasu Plastics Company, Ltd., a Chinese joint venture company in which the Company owns a 59% equity stake. Interest on the debt accrues at LIBOR plus

(in thousands of dollars, except share amounts and per share data)

2%. Previously, the Company loaned this same affiliate $5,150. In 2010, the Company received interest and principal payments of $934 and $763, respectively. No interest or principal payments were received in 2009 or 2008. As of December 31, 2010, the notes receivable balances of $1,192 and $3,575 are included in prepaid expenses and other current assets and other assets, net, respectively, in the accompanying consolidated balance sheets.

During the years ended December 31, 2009 and 2008, the Company and its subsidiaries charged affiliates $510 and $676, respectively, for management services incurred on their behalf. The amounts are included in other income, net in the accompanying consolidated statements of operations. Amounts due for such services and other expenses of $193 as of December 31, 2009 are included in accounts receivable, net in the accompanying consolidated balance sheet. During the fourth quarter of 2010, the Company terminated the management services agreement with the affiliate. In addition, during the fourth quarter of 2010, the entity ceased to be an affiliate of the Company.

16. Plant Closures

In October 2009, as a result of excess capacity due to the weak construction market and in an effort to reduce total costs, the Company closed its Bristol, Indiana PVC pipe facility and moved the production to the Company's other PVC pipe facilities. Asset impairments and severance and other costs related to closed PVC pipe facilities, including the Bristol facility, were $3,898 and $457, respectively, for the year ended December 31, 2009. The Company determined the fair value of the impaired assets using internally developed, unobservable inputs (Level 3 inputs in the fair value hierarchy of fair value accounting) based on the projected cash flows of the closed plants. The remaining carrying value of these assets after impairment was $2,167.

The Company closed the Pawling, New York facility and consolidated manufacturing of window and door components in Calgary, Canada in 2008. Also in 2008, the Company announced the closure of the PVC pipe plant in Van Buren, Arkansas, which had an annual capacity of 50 million pounds. Asset impairments, severance and other costs recorded in 2008 related to these closures were $3,850. The remaining carrying value of these assets after impairment was $6,915.

17. Insurance Recoveries

During the first quarter of 2010, the Company's complex in Lake Charles, Louisiana experienced freezing temperatures that resulted in damage to a compressor at one of the ethylene units. The Company received property damage insurance proceeds of $2,600 related to this outage during the fourth quarter of 2010, which are included in cost of sales in the consolidated statement of operations. The insurance proceeds received were mainly for repair costs and are included in cash flows from operating activities.

During the first quarter of 2009, the Company's Calvert City, Kentucky complex experienced an ice storm that caused a power failure at the facility and resulted in damage to a compressor for the ethylene unit. The Company received property damage insurance proceeds of $4,577 related to this outage during the third quarter of 2009, which are included in cost of sales in the consolidated statement of operations. The insurance proceeds received were for repair costs and involuntary asset conversion and are included in cash flows from operating and investing activities, respectively. In addition, the Company received $2,321 for insurance recoveries related to business interruption costs incurred due to the ice storm, which is included in cost of sales in the consolidated statement of operations.

18. Commitments and Contingencies

The Company is subject to environmental laws and regulations that can impose civil and criminal sanctions and that may require it to mitigate the effects of contamination caused by the release or disposal of hazardous

(in thousands of dollars, except share amounts and per share data)

substances into the environment. Under one law, an owner or operator of property may be held strictly liable for remediating contamination without regard to whether that person caused the contamination, and without regard to whether the practices that resulted in the contamination were legal at the time they occurred. Because several of the Company's production sites have a history of industrial use, it is impossible to predict precisely what effect these requirements will have on the Company.

Contract Disputes with Goodrich and PolyOne. In connection with the 1990 and 1997 acquisitions of the Goodrich Corporation ("Goodrich") chemical manufacturing complex in Calvert City, Goodrich agreed to indemnify the Company for any liabilities related to preexisting contamination at the complex. For its part, the Company agreed to indemnify Goodrich for post-closing contamination caused by the Company's operations. The soil and groundwater at the complex, which does not include the Company's nearby PVC facility, had been extensively contaminated by Goodrich's operations. In 1993, Goodrich spun off the predecessor of PolyOne Corporation ("PolyOne"), and that predecessor assumed Goodrich's indemnification obligations relating to preexisting contamination.

In 2003, litigation arose among the Company, Goodrich and PolyOne with respect to the allocation of the cost of remediating contamination at the site. The parties settled this litigation in December 2007 and the case was dismissed. In the settlement the parties agreed that, among other things: (1) PolyOne would pay 100% of the costs (with specified exceptions), net of recoveries or credits from third parties, incurred with respect to environmental issues at the Calvert City site from August 1, 2007 forward; (2) either the Company or PolyOne might, from time to time in the future (but not more than once every five years), institute an arbitration proceeding to adjust that percentage; and (3) the Company and PolyOne would negotiate a new environmental remediation utilities and services agreement to cover the Company's provision to or on behalf of PolyOne of certain environmental remediation services at the site. The current environmental remediation activities at the Calvert City complex do not have a specified termination date but are expected to last for the foreseeable future. The costs incurred by PolyOne to provide the environmental remediation services were $3,028 and $2,718 in 2010 and 2009, respectively. On March 17, 2010, the Company received notice of PolyOne's intention to commence an arbitration proceeding under the settlement agreement. In this proceeding, PolyOne seeks to readjust the percentage allocation of costs and to recover approximately $1,400 from the Company in reimbursement of previously paid remediation costs. At this time, since the proceeding is in an early stage, the Company is not able to estimate the loss, if any, that the arbitration proceeding could have on the Company's financial statements in 2011 and later years.

Administrative Proceedings. There are several administrative proceedings in Kentucky involving the Company, Goodrich and PolyOne related to the same manufacturing complex in Calvert City. In 2003, the Kentucky Environmental and Public Protection Cabinet (the "Cabinet") re-issued Goodrich's Resource Conservation and Recovery Act ("RCRA") permit which requires Goodrich to remediate contamination at the Calvert City manufacturing complex. Both Goodrich and PolyOne challenged various terms of the permit in an attempt to shift Goodrich's clean-up obligations under the permit to the Company. The Company intervened in the proceedings. The Cabinet has suspended all corrective action under the RCRA permit in deference to a remedial investigation and feasibility study ("RIFS") being conducted pursuant to an Administrative Settlement Agreement ("AOC"), which became effective on December 9, 2009. See "Change in Regulatory Regime" below. The proceedings have been postponed. Periodic status conferences will be held to evaluate whether additional proceedings will be required.

In January 2004, the Cabinet notified the Company that the Company's ownership of a closed landfill (known as former Pond 4) required it to submit an application for its own permit under RCRA. This could have required the Company to bear the cost of performing remediation work at former Pond 4 and adjacent areas at the

(in thousands of dollars, except share amounts and per share data)

complex. The Company challenged the Cabinet's January 2004 order and obtained several extensions to submit the required permit application. In October 2006, the Cabinet notified Goodrich and the Company that both were "operators" of former Pond 4 under RCRA, and ordered them to jointly submit an application for a RCRA permit. Goodrich and the Company both challenged the Cabinet's October 2006 order. On December 18, 2009, the Cabinet notified the Company that it had withdrawn the requirement for the Company to submit a permit application with regard to former Pond 4. On August 12, 2010, an agreed order, signed by all parties, dismissed the Company's challenge to the Cabinet's January 2004 former Pond 4 order.

Change in Regulatory Regime. On May 22, 2009, the Cabinet sent a letter to the U.S. Environmental Protection Agency ("EPA") requesting the EPA's assistance in addressing contamination at the Calvert City site under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). In its response to the Cabinet on May 29, 2009, the EPA stated that it concurred with the Cabinet's request and would incorporate work previously conducted under the Cabinet's RCRA authority into the EPA's cleanup efforts under CERCLA. Since 1983, the EPA has been addressing contamination at an abandoned landfill adjacent to the Company's plant which had been operated by Goodrich and which was being remediated pursuant to CERCLA. During the past two years, the EPA has directed Goodrich and PolyOne to conduct additional investigation activities at the landfill and at the Company's plant. On June 26, 2009, the EPA notified the Company that the Company may have potential liability under section 107(a) of CERCLA at its plant site. Liability under section 107(a) of CERCLA is strict and joint and several. The EPA specified a period of 60 days during which the Company could negotiate the performance and funding of response activities at the site. The EPA's letter of June 26, 2009 also identified Goodrich and PolyOne, among others, as potentially responsible parties at the plant site. The Company negotiated, in conjunction with the other potentially responsible parties, the AOC and an order to conduct the RIFS. The parties submitted and received EPA approval for a RIFS work plan to implement the AOC. The parties have begun to conduct the RIFS.

Litigation Related to the Administrative Proceedings. The Company has the contractual right to reconvey title to former Pond 4 back to Goodrich, and the Company has tendered former Pond 4 back to Goodrich under this provision. In March 2005, the Company sued Goodrich in the United States District Court for the Western District of Kentucky to require Goodrich to accept the tendered reconveyance and to indemnify the Company for costs the Company incurred in connection with former Pond 4. Goodrich subsequently filed a third-party complaint against PolyOne, seeking to hold PolyOne responsible for any of Goodrich's former Pond 4 liabilities to the Company. Goodrich moved to dismiss the Company's suit against it, the Company filed a motion for partial summary judgment against Goodrich, and PolyOne moved to dismiss Goodrich's third-party complaint against it. In March 2007, the court granted Goodrich's motion to dismiss the Company's claim that Goodrich is required to accept the tendered reconveyance. On December 18, 2009, the Cabinet withdrew its request for a RCRA permit application for former Pond 4. Thereafter, the parties agreed to dismiss the case without prejudice. The dismissal order was issued by the court on June 23, 2010.

Monetary Relief. Except as noted above, with respect to the settlement of the contract litigation among the Company, Goodrich and PolyOne, none of the court, the Cabinet nor the EPA has established any allocation of the costs of remediation among the various parties that are involved in the judicial and administrative proceedings discussed above. At this time, the Company is not able to estimate the loss, if any, that the resolution of these proceedings could have on the Company's financial statements in 2011 and later years. Any cash expenditures that the Company might incur in the future with respect to the remediation of contamination at the complex would likely be spread out over an extended period. As a result, the Company believes it is unlikely that any remediation costs allocable to it will be material in terms of expenditures made in any individual reporting period.

(in thousands of dollars, except share amounts and per share data)

Environmental Investigations at Calvert City. In 2002, the National Enforcement Investigations Center ("NEIC") of the EPA investigated the Company's manufacturing complex in Calvert City. In early 2004, the NEIC investigated the Company's nearby PVC plant. The EPA subsequently submitted information requests to the Company under the Clean Air Act and RCRA. On September 17, 2010, after lengthy negotiations, a consent decree signed by the parties was filed with the United States District Court for the Western District of Kentucky, which settled claims arising out of the audits. Pursuant to the terms of the settlement, the Company agreed to pay a penalty totaling $800 and to modify its operations to reduce certain emissions and conduct enhanced monitoring. The Company also agreed to perform an investigation of certain sumps and containment areas at its PVC plant to determine if releases from those facilities have occurred.

EPA Audit of Ethylene Units in Lake Charles. During 2007, the EPA conducted an audit of the Company's ethylene units in Lake Charles, with a focus on leak detection and repair, or LDAR. In January 2008, the U.S. Department of Justice, or DOJ, notified the Company that the EPA had referred the matter to the DOJ to bring a civil case against the Company alleging violations of various environmental laws and regulations. The DOJ informed the Company that it would seek monetary penalties and require the Company to implement an "enhanced LDAR" program for the ethylene units. The Company's representatives met with the EPA in February 2008 to conduct initial settlement discussions. While the Company can offer no assurance as to an outcome, the Company believes that the resolution of this matter will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

In addition to the matters described above, the Company is involved in various routine legal proceedings incidental to the conduct of its business. The Company does not believe that any of these routine legal proceedings will have a material adverse effect on its financial condition, results of operations or cash flows.

Other Commitments

The Company is obligated under various long-term and short-term noncancelable operating leases, primarily related to rail car leases. Several of the leases provide for renewal terms. At December 31, 2010, future minimum lease commitments were as follows:

2011	$ 23,312
2012	19,185
2013	15,224
2014	10,830
2015	7,452
Thereafter	26,966
	$102,969

Rental expense, net of railcar mileage credits, was approximately $38,506, $42,886 and $41,765 for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company has various purchase commitments for materials, supplies and services incident to the ordinary conduct of business. Such commitments are at prices not in excess of market prices. Certain feedstock purchase commitments require taking delivery of minimum volumes at market-determined prices.

(in thousands of dollars, except share amounts and per share data)

19. Segment and Geographic Information

Segment Information

The Company operates in two principal business segments: Olefins and Vinyls. These segments are strategic business units that offer a variety of different products. The Company manages each segment separately as each business requires different technology and marketing strategies.

The Company's Olefins segment manufactures and markets ethylene, polyethylene, styrene monomer and various ethylene co-products. The majority of the Company's ethylene production is used in the Company's polyethylene, styrene and VCM operations. The remainder of the Company's ethylene is sold to external customers. In addition, the Company makes ethylene co-products such as propylene, crude butadiene and hydrogen that are sold to external customers.

The majority of sales in the Company's Olefins business are made under long-term agreements where contract volumes are established within a range (typically, more than one year). Earlier terminations may occur if the parties fail to agree on price and deliveries are suspended for a period of several months. In most cases, these contracts also contemplate extension of the term unless specifically terminated by one of the parties. No single customer accounted for more than 10% of sales in the Olefins segment for the years ended December 31, 2010, 2009 or 2008.

The Company's Vinyls segment manufactures and markets PVC, VCM, chlorine, caustic soda and ethylene. The Company also manufactures and sells products fabricated from PVC that the Company produces, including pipe, window and door profiles and fence. The Company's main manufacturing complex is located in Calvert City. It includes an ethylene plant, a chlor-alkali plant, a VCM plant and a PVC plant. The Company also operates a PVC and VCM manufacturing facility in Geismar, Louisiana. In addition, the Company owns a 59% interest in a PVC joint venture in China.

The Company uses a majority of its chlorine, VCM and PVC production to manufacture PVC building products at the Company's 11 regional plants. For the year ended December 31, 2010, one customer in the Company's Vinyls segment accounted for 10.6% of segment net sales. For the years ended December 31, 2009 and 2008, no single customer accounted for more than 10% of sales in the Vinyls segment.

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands of dollars, except share amounts and per share data)

The accounting policies of the individual segments are the same as those described in Note 1.

	Year Ended December 31,		
	2010	2009	2008
Net external sales			
Olefins			
Polyethylene	$1,656,203	$1,210,706	$1,724,671
Ethylene, styrene and other	605,009	400,745	823,253
Total olefins	2,261,212	1,611,451	2,547,924
Vinyls			
PVC building products	352,419	315,447	428,461
VCM, PVC and other	558,156	398,825	715,968
Total vinyls	910,575	714,272	1,144,429
	$3,171,787	$2,325,723	$3,692,353
Intersegment sales			
Olefins	$ 322,125	$ 233,746	$ 448,802
Vinyls	1,047	1,222	2,120
	$ 323,172	$ 234,968	$ 450,922
Income (loss) from operations			
Olefins	$ 460,027	$ 177,101	$ (40,145)
Vinyls	(62,429)	(57,445)	17,877
Corporate and other	(19,234)	(12,399)	(7,272)
	$ 378,364	$ 107,257	$ (29,540)
Depreciation and amortization			
Olefins	$ 86,086	$ 82,952	$ 78,227
Vinyls	42,062	39,843	33,501
Corporate and other	584	404	198
	$ 128,732	$ 123,199	$ 111,926
Other income, net			
Olefins	$ 440	$ 440	$ 8
Vinyls	399	478	162
Corporate and other	3,632	5,535	5,305
	$ 4,471	$ 6,453	$ 5,475
Provision for (benefit from) income taxes			
Olefins	$ 147,296	$ 44,987	$ (43,489)
Vinyls	(24,519)	(31,287)	(18,919)
Corporate and other	(1,210)	12,058	33,929
	$ 121,567	$ 25,758	$ (28,479)

(in thousands of dollars, except share amounts and per share data)

	Year Ended December 31,		
	2010	2009	2008
Capital expenditures			
Olefins	$37,865	$40,251	$ 54,947
Vinyls	42,371	58,186	115,030
Corporate and other	1,033	1,332	2,584
	$81,269	$99,769	$172,561

	December 31, 2010	December 31, 2009
Total assets		
Olefins	$1,372,785	$1,345,545
Vinyls	767,875	686,831
Corporate and other	813,484	413,980
	$2,954,144	$2,446,356

A reconciliation of total segment income (loss) from operations to consolidated income (loss) before income taxes is as follows:

	Year Ended December 31,		
	2010	2009	2008
Income (loss) from operations for reportable segments	$378,364	$107,257	$(29,540)
Interest expense	(39,875)	(34,957)	(33,957)
Other income, net	4,471	6,453	5,475
Income (loss) before income taxes	$342,960	$ 78,753	$(58,022)

Geographic Information

	Year Ended December 31,		
	2010	2009	2008
Sales to external customers [(a)]			
United States	$2,832,980	$2,088,344	$3,275,860
Foreign			
Canada	214,662	154,972	318,969
Singapore	32,733	27,300	25,235
Other	91,412	55,107	72,289
	$3,171,787	$2,325,723	$3,692,353

	December 31, 2010	December 31, 2009
Long-lived assets		
United States	$1,159,051	$1,181,221
Foreign	11,283	13,090
	$1,170,334	$1,194,311

(a) Revenues are attributed to countries based on location of customer.

(in thousands of dollars, except share amounts and per share data)

20. Subsequent Events

Subsequent events were evaluated through the date on which the financial statements were issued.

21. Guarantor Disclosures

The Company's payment obligations under the Company's 6⅝% senior notes due 2016 is fully and unconditionally guaranteed by each of its current and future domestic restricted subsidiaries that guarantee other debt of the Company or of another guarantor of the senior notes in excess of $5,000 (the "Guarantor Subsidiaries"). Each Guarantor Subsidiary is 100% owned by Westlake Chemical Corporation. These guarantees are the joint and several obligations of the Guarantor Subsidiaries. The following condensed consolidating financial information presents the financial condition, results of operations and cash flows of Westlake Chemical Corporation, the Guarantor Subsidiaries and the remaining subsidiaries that do not guarantee the notes (the "Non-Guarantor Subsidiaries"), together with consolidating adjustments necessary to present the Company's results on a consolidated basis.

Condensed Consolidating Financial Information as of December 31, 2010

	Westlake Chemical Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Balance Sheet					
Current assets					
Cash and cash equivalents	$ 611,158	$ 53	$19,088	$ —	$ 630,299
Accounts receivable, net	128,628	594,952	2,086	(362,803)	362,863
Inventories, net	—	437,130	12,898	—	450,028
Prepaid expenses and other current assets	162	13,763	1,557	—	15,482
Deferred income taxes	6,626	16,771	160	(6,269)	17,288
Total current assets	746,574	1,062,669	35,789	(369,072)	1,475,960
Property, plant and equipment, net	—	1,159,051	11,283	—	1,170,334
Equity investments	1,576,542	33,976	35,588	(1,599,792)	46,314
Restricted cash	150,288	—	—	—	150,288
Other assets, net	46,658	108,352	3,769	(47,531)	111,248
Total assets	$2,520,062	$2,364,048	$86,429	$(2,016,395)	$2,954,144
Current liabilities					
Accounts payable	$ 244,478	$ 189,852	$ 2,946	$ (232,502)	$ 204,774
Accrued liabilities	16,868	228,364	2,121	(128,549)	118,804
Total current liabilities	261,346	418,216	5,067	(361,051)	323,578
Long-term debt	753,593	46,919	13,255	(49,285)	764,482
Deferred income taxes	—	320,813	972	(6,267)	315,518
Other liabilities	53	45,435	8	—	45,496
Stockholders' equity	1,505,070	1,532,665	67,127	(1,599,792)	1,505,070
Total liabilities and stockholders' equity	$2,520,062	$2,364,048	$86,429	$(2,016,395)	$2,954,144

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands of dollars, except share amounts and per share data)

Condensed Consolidating Financial Information as of December 31, 2009

	Westlake Chemical Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Balance Sheet					
Current assets					
Cash and cash equivalents	$ 232,802	$ 77	$12,713	$ —	$ 245,592
Accounts receivable, net	88,139	331,975	4,655	(84,973)	339,796
Inventories, net	—	356,788	12,629	—	369,417
Prepaid expenses and other current assets	370	6,671	33	—	7,074
Deferred income taxes	3,777	22,644	284	(206)	26,499
Total current assets	325,088	718,155	30,314	(85,179)	988,378
Property, plant and equipment, net	—	1,181,221	13,090	—	1,194,311
Equity investments	1,317,935	23,250	33,925	(1,341,185)	33,925
Restricted cash	101,149	—	—	—	101,149
Other assets, net	56,194	113,318	5,827	(46,746)	128,593
Total assets	$1,800,366	$2,035,944	$83,156	$(1,473,110)	$2,446,356
Current liabilities					
Accounts payable	$ 2	$ 175,472	$ 4,526	$ (870)	$ 179,130
Accrued liabilities	10,818	95,197	1,586	(165)	107,436
Total current liabilities	10,820	270,669	6,112	(1,035)	286,566
Long-term debt	504,511	119,365	11,674	(120,150)	515,400
Deferred income taxes	—	319,715	616	(10,713)	309,618
Other liabilities	53	49,737	—	—	49,790
Stockholders' equity	1,284,982	1,276,458	64,754	(1,341,212)	1,284,982
Total liabilities and stockholders' equity	$1,800,366	$2,035,944	$83,156	$(1,473,110)	$2,446,356

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands of dollars, except share amounts and per share data)

Condensed Consolidating Financial Information for the Year Ended December 31, 2010

	Westlake Chemical Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Statement of Operations					
Net sales	$ —	$3,130,513	$44,006	$ (2,732)	$3,171,787
Cost of sales	—	2,653,234	38,602	(2,732)	2,689,104
Gross profit	—	477,279	5,404	—	482,683
Selling, general and administrative expenses	4,257	95,441	4,621	—	104,319
(Loss) income from operations	(4,257)	381,838	783	—	378,364
Interest expense	(25,723)	(13,749)	(403)	—	(39,875)
Other income, net	248,902	988	2,544	(247,963)	4,471
Income before income taxes	218,922	369,077	2,924	(247,963)	342,960
(Benefit from) provision for income taxes	(2,471)	122,541	1,497	—	121,567
Net income	$221,393	$ 246,536	$ 1,427	$(247,963)	$ 221,393

Condensed Consolidating Financial Information for the Year Ended December 31, 2009

	Westlake Chemical Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Statement of Operations					
Net sales	$ —	$2,289,953	$38,980	$ (3,210)	$2,325,723
Cost of sales	—	2,099,795	34,010	(3,210)	2,130,595
Gross profit	—	190,158	4,970	—	195,128
Selling, general and administrative expenses	4,185	80,213	3,473	—	87,871
(Loss) income from operations	(4,185)	109,945	1,497	—	107,257
Interest expense	(20,719)	(14,212)	(26)	—	(34,957)
Other income, net	71,585	1,138	4,617	(70,887)	6,453
Income before income taxes	46,681	96,871	6,088	(70,887)	78,753
(Benefit from) provision for income taxes	(6,314)	31,620	452	—	25,758
Net income	$ 52,995	$ 65,251	$ 5,636	$(70,887)	$ 52,995

(in thousands of dollars, except share amounts and per share data)

Condensed Consolidating Financial Information for the Year Ended December 31, 2008

	Westlake Chemical Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Statement of Operations					
Net sales	$ —	$3,653,091	$46,182	$ (6,920)	$3,692,353
Cost of sales	—	3,584,253	45,652	(6,920)	3,622,985
Gross profit	—	68,838	530	—	69,368
Selling, general and administrative expenses	2,523	90,258	6,127	—	98,908
Loss from operations	(2,523)	(21,420)	(5,597)	—	(29,540)
Interest expense	(12,056)	(21,655)	(246)	—	(33,957)
Other (expense) income, net	(21,279)	282	1,132	25,340	5,475
Loss before income taxes	(35,858)	(42,793)	(4,711)	25,340	(58,022)
Benefit from income taxes	(6,315)	(20,617)	(1,547)	—	(28,479)
Net loss	$(29,543)	$ (22,176)	$ (3,164)	$25,340	$ (29,543)

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands of dollars, except share amounts and per share data)

Condensed Consolidating Financial Information for the Year Ended December 31, 2010

	Westlake Chemical Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Statement of Cash Flows					
Cash flows from operating activities					
Net income	$ 221,393	$ 246,536	$ 1,427	$(247,963)	$221,393
Adjustments to reconcile net income to net cash (used for) provided by operating activities					
Depreciation and amortization	2,154	125,002	3,730	—	130,886
Provision for doubtful accounts	—	913	4	—	917
Stock-based compensation expense	—	6,017	147	—	6,164
Loss from disposition of fixed assets	—	581	—	—	581
Deferred income taxes	7,864	6,048	241	—	14,153
Equity in income of joint ventures	—	(549)	(1,663)	—	(2,212)
Net changes in working capital and other	(245,113)	(94,261)	2,813	247,963	(88,598)
Net cash (used for) provided by operating activities	(13,702)	290,287	6,699	—	283,284
Cash flows from investing activities					
Additions to property, plant and equipment	—	(79,928)	(1,341)	—	(81,269)
Additions to equity investments	—	(10,177)	—	—	(10,177)
Proceeds from disposition of assets	—	914	—	—	914
Proceeds from repayment of loan to affiliate	—	—	763	—	763
Settlements of derivative instruments	—	9,494	—	—	9,494
Net cash used for investing activities	—	(79,697)	(578)	—	(80,275)
Cash flows from financing activities					
Intercompany financing	210,360	(210,614)	254	—	—
Proceeds from exercise of stock options	3,745	—	—	—	3,745
Dividends paid	(16,014)	—	—	—	(16,014)
Utilization of restricted cash	197,298	—	—	—	197,298
Capitalized debt issuance costs	(3,331)	—	—	—	(3,331)
Net cash provided by (used for) financing activities	392,058	(210,614)	254	—	181,698
Net increase (decrease) in cash and cash equivalents	378,356	(24)	6,375	—	384,707
Cash and cash equivalents at beginning of the year	232,802	77	12,713	—	245,592
Cash and cash equivalents at end of the year	$ 611,158	$ 53	$19,088	$ —	$630,299

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands of dollars, except share amounts and per share data)

Condensed Consolidating Financial Information for the Year Ended December 31, 2009

	Westlake Chemical Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Statement of Cash Flows					
Cash flows from operating activities					
Net income	$ 52,995	$ 65,251	$ 5,636	$(70,887)	$ 52,995
Adjustments to reconcile net income to net cash (used for) provided by operating activities					
Depreciation and amortization	1,461	119,296	3,903	—	124,660
Provision for doubtful accounts	—	1,859	111	—	1,970
Stock-based compensation expense	—	5,476	162	—	5,638
Loss from disposition of fixed assets	—	2,711	—	—	2,711
Gain on involuntary conversion of assets	—	(455)	—	—	(455)
Deferred income taxes	2,086	27,113	2,008	—	31,207
Equity in income of joint venture	—	—	(3,818)	—	(3,818)
Net changes in working capital and other	(72,567)	18,140	4,154	70,887	20,614
Net cash (used for) provided by operating activities	(16,025)	239,391	12,156	—	235,522
Cash flows from investing activities					
Additions to property, plant and equipment	—	(98,555)	(1,214)	—	(99,769)
Acquisition of business	—	(6,297)	—	—	(6,297)
Proceeds from disposition of assets	—	3,255	—	—	3,255
Proceeds from involuntary conversion of assets	—	484	—	—	484
Settlements of derivative instruments	—	(859)	—	—	(859)
Net cash used for investing activities	—	(101,972)	(1,214)	—	(103,186)
Cash flows from financing activities					
Intercompany financing	137,442	(137,411)	(31)	—	—
Proceeds from exercise of stock options	879	—	—	—	879
Dividends paid	(14,510)	—	—	—	(14,510)
Utilization of restricted cash	38,851	—	—	—	38,851
Capitalized debt issuance costs	(2,203)	—	—	—	(2,203)
Net cash provided by (used for) financing activities	160,459	(137,411)	(31)	—	23,017
Net increase in cash and cash equivalents	144,434	8	10,911	—	155,353
Cash and cash equivalents at beginning of the year	88,368	69	1,802	—	90,239
Cash and cash equivalents at end of the year	$232,802	$ 77	$12,713	$ —	$ 245,592

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands of dollars, except share amounts and per share data)

Condensed Consolidating Financial Information for the Year Ended December 31, 2008

	Westlake Chemical Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Statement of Cash Flows					
Cash flows from operating activities					
Net loss	$ (29,543)	$ (22,176)	$(3,164)	$ 25,340	$ (29,543)
Adjustments to reconcile net loss to net cash (used for) provided by operating activities					
Depreciation and amortization	954	108,557	3,369	—	112,880
Provision for (recovery of) doubtful accounts	—	15,380	(98)	—	15,282
Stock-based compensation expense	—	4,034	144	—	4,178
Loss from disposition of fixed assets	—	4,900	—	—	4,900
Deferred income taxes	5,944	(19,195)	(628)	—	(13,879)
Equity in income of joint venture	—	—	(621)	—	(621)
Net changes in working capital and other	20,430	102,102	(4,300)	(25,340)	92,892
Net cash (used for) provided by operating activities	(2,215)	193,602	(5,298)	—	186,089
Cash flows from investing activities					
Additions to property, plant and equipment	—	(170,978)	(1,583)	—	(172,561)
Proceeds from disposition of assets	—	808	—	—	808
Settlements of derivative instruments	—	(199)	—	—	(199)
Net cash used for investing activities	—	(170,369)	(1,583)	—	(171,952)
Cash flows from financing activities					
Intercompany financing	23,221	(23,261)	40	—	—
Proceeds from exercise of stock options	208	—	—	—	208
Dividends paid	(13,456)	—	—	—	(13,456)
Proceeds from borrowings	851,635	—	—	—	851,635
Repayments of borrowings	(852,812)	—	—	—	(852,812)
Utilization of restricted cash	68,248	—	—	—	68,248
Capitalized debt issuance costs	(2,635)	—	—	—	(2,635)
Net cash provided by (used for) financing activities	74,409	(23,261)	40	—	51,188
Net increase (decrease) in cash and cash equivalents	72,194	(28)	(6,841)	—	65,325
Cash and cash equivalents at beginning of the year	16,173	96	8,645	—	24,914
Cash and cash equivalents at end of the year	$ 88,367	$ 68	$ 1,804	$ —	$ 90,239

(in thousands of dollars, except share amounts and per share data)

22. Quarterly Financial Information (Unaudited)

	Three Months Ended			
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Net sales	$778,334	$818,389	$779,677	$795,387
Gross profit	57,680	126,024	134,855	164,124
Income from operations	34,429	99,537	107,346	137,052
Net income	17,647	56,942	62,731	84,073
Basic earnings per common share [(1)]	$ 0.27	$ 0.86	$ 0.95	$ 1.27
Diluted earnings per common share [(1)]	$ 0.27	$ 0.86	$ 0.95	$ 1.26

	Three Months Ended			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Net sales	$488,251	$574,865	$632,571	$630,036
Gross profit	20,064	55,662	72,538	46,864
(Loss) income from operations	(903)	36,175	49,023	22,962
Net (loss) income	(6,075)	16,851	29,766	12,453
Basic and diluted (loss) earnings per common share [(1)]	$ (0.09)	$ 0.26	$ 0.45	$ 0.19

(1) Basic and diluted earnings (loss) per common share ("EPS") for each quarter is computed using the weighted average shares outstanding during that quarter, while EPS for the year is computed using the weighted average shares outstanding for the year. As a result, the sum of the EPS for each of the four quarters may not equal the EPS for the year.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure, Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our President and Chief Executive Officer (our principal executive officer) and our Senior Vice President and Chief Financial Officer (our principal financial officer), of the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 as of the end of the period covered by this Form 10-K. In the course of this evaluation, management considered certain internal control areas in which we have made and are continuing to make changes to improve and enhance controls. Based upon that evaluation, our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2010 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Internal Control Over Financial Reporting

Westlake's management's report on internal control over financial reporting appears on page 46 of this Annual Report on Form 10-K. In addition, PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K, has also audited the effectiveness of internal control over financial reporting as of December 31, 2010, as stated in their report that appears on page 47 of this Annual Report on Form 10-K.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Pursuant to Item 401(b) of Regulation S-K, the information required by this item with respect to our executive officers is set forth in Part I of this Form 10-K.

Item 11. Executive Compensation.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Item 14. Principal Accountant Fees and Services.

The information required by Items 10, 11, 12, 13 and 14 is incorporated by reference to the Proxy Statement, which will be filed with the SEC pursuant to Regulation 14A under the Exchange Act within 120 days of December 31, 2010.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) The financial statements listed in the Index to Consolidated Financial Statements in Item 8 of this Form 10-K are filed as part of this Form 10-K.

(a)(2) The following schedule is presented as required. All other schedules are omitted because the information is not applicable, not required, or has been furnished in the Consolidated Financial Statements or Notes thereto in Item 8 of this Form 10-K.

Financial Statement Schedule

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(dollars in thousands)

Accounts Receivable Allowance for Doubtful Accounts	Balance at Beginning of Year	Charged to Expense	Additions/ (Deductions) [1]	Balance at End of Year
2010	$ 9,167	$ 917	$ (374)	$ 9,710
2009	14,438	1,970	(7,241)	9,167
2008	3,546	15,282	(4,390)	14,438

Inventory Allowance for Inventory Obsolescence	Balance at Beginning of Year	Charged to Expense	Additions/ (Deductions) [2]	Balance at End of Year
2010	$ 7,244	$ 718	$ (660)	$ 7,302
2009	8,311	364	(1,431)	7,244
2008	7,901	2,063	(1,653)	8,311

(1) Primarily accounts receivable written off during the period.

(2) Inventory written off during the period.

(a)(3) Exhibits

Exhibit No.	Exhibit
2.1	Acquisition Agreement dated as of October 9, 2006 by and between Westlake Longview Corporation (formerly Westlake NG II Corporation) and Eastman Chemical Company (incorporated by reference to Westlake's Current Report on Form 8-K, filed on October 12, 2006, File No. 1-32260).
3.1	Certificate of Incorporation of Westlake as filed with the Delaware Secretary of State on August 6, 2004 (incorporated by reference to Westlake's Registration Statement on Form S-1/A, filed on August 9, 2004).
3.2	Bylaws of Westlake (incorporated by reference to Westlake's Registration Statement on Form S-1/A, filed on August 9, 2004).
4.1	Indenture dated as of January 1, 2006 by and among Westlake, the potential subsidiary guarantors listed therein and JPMorgan Chase Bank, National Association, as trustee (incorporated by reference to Westlake's Current Report on Form 8-K, filed on January 13, 2006, File No. 1-32260).
4.2	First Supplemental Indenture dated as of January 13, 2006 by and among Westlake, the subsidiary guarantors party thereto and JPMorgan Chase Bank, National Association, as trustee (incorporated by reference to Westlake's Current Report on Form 8-K, filed on January 13, 2006, File No. 1-32260).
4.3	Form of 6⅝% senior notes due 2016 (included in Exhibit 4.2).
4.4	Second Supplemental Indenture, dated as of November 1, 2007, among the Company, the Subsidiary Guarantors (as defined therein) and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Westlake's Current Report on Form 8-K, filed on December 18, 2007, File No. 1-32260).
4.5	Form of 6¾% senior notes due 2032 (included in Exhibit 4.4).
4.6	Third Supplemental Indenture, dated as of July 2, 2010, among the Company, the Subsidiary Guarantors (as defined therein) and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Westlake's Current Report on Form 8-K, filed on July 8, 2010, File No. 1-32260).
4.7	Form of 6½% senior notes due 2029 (included in Exhibit 4.6).
4.8	Fourth Supplemental Indenture, dated as of December 2, 2010, among the Company, the Subsidiary Guarantors (as defined therein) and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Westlake's Current Report on Form 8-K, filed on December 8, 2010, File No. 1-32260).
4.9	Form of 6½% senior notes due 2035 (the "2035 GO Zone Notes") (included in Exhibit 4.8).
4.10	Fifth Supplemental Indenture, dated as of December 2, 2010, among the Company, the Subsidiary Guarantors (as defined therein) and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Westlake's Current Report on Form 8-K, filed on December 8, 2010, File No. 1-32260).
4.11	Form of 6½% senior notes due 2035 (the "2035 IKE Zone Notes") (included in Exhibit 4.10).
4.12	Supplemental Indenture, dated as of December 31, 2007, among the Company, WPT LLC, Westlake Polymers LLC, Westlake Petrochemicals LLC, Westlake Styrene LLC, the other subsidiary guarantors party thereto and The Bank of New York Trust Company, N.A. related to the 6⅝% senior notes (incorporated by reference to Exhibit 4.6 to Westlake's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 20, 2008, File No. 1-32260).

Exhibit No.	Exhibit
4.13	Supplemental Indenture, dated as of December 31, 2007, among the Company, WPT LLC, Westlake Polymers LLC, Westlake Petrochemicals LLC, Westlake Styrene LLC, the other subsidiary guarantors party thereto and The Bank of New York Trust Company, N.A. related to the 6¾% senior notes (incorporated by reference to Exhibit 4.7 to Westlake's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 20, 2008, File No. 1-32260).
	Westlake and its subsidiaries are party to other long-term debt instruments not filed herewith under which the total amount of securities authorized does not exceed 10% of the total assets of Westlake and its subsidiaries on a consolidated basis. Pursuant to paragraph 4(iii)(A) of Item 601(b) of Regulation S-K, Westlake agrees to furnish a copy of such instruments to the SEC upon request.
10.1	Amended and Restated Credit Agreement dated as of September 8, 2008 ("the Revolving Credit Agreement") by and among Westlake Chemical Corporation, certain of its domestic subsidiaries, Bank of America, N.A., in its capacity as agent for lenders, and lenders party thereto (incorporated by reference to Exhibit 10.1 to Westlake's Current Report on Form 8-K, filed on September 11, 2008, File No. 1-32260).
10.2	First Amendment to the Revolving Credit Agreement, dated February 5, 2009, by and among Westlake Chemical Corporation, certain of its domestic subsidiaries, Bank of America, N.A. in its capacity as agent for lenders, and lenders party thereto (incorporated by reference to Westlake's Current Report on Form 8-K, filed on February 9, 2009, File No. 1-32260).
10.3	Loan Agreement, dated as of November 1, 2007, by and between the Company and the Louisiana Local Government Environmental Facilities and Community Development Authority (incorporated by reference to Westlake's Current Report on Form 8-K, filed on December 18, 2007, File No. 1-32260).
10.4	Amended and Restated Loan Agreement, dated as of July 2, 2010, by and between the Company and the Louisiana Local Government Environmental Facilities and Community Development Authority (incorporated by reference to Westlake's Current Report on Form 8-K, filed on July 8, 2010, File No. 1-32260).
10.5	Loan Agreement, dated as of November 1, 2010, by and between the Company and the Louisiana Local Government Environmental Facilities and Community Development Authority, relating to the 2035 GO Zone Notes (incorporated by reference to Westlake's Current Report on Form 8-K, filed on December 8, 2010, File No. 1-32260).
10.6	Loan Agreement, dated as of November 1, 2010, by and between the Company and the Louisiana Local Government Environmental Facilities and Community Development Authority, relating to the 2035 IKE Zone Notes (incorporated by reference to Westlake's Current Report on Form 8-K, filed on December 8, 2010, File No. 1-32260).
10.7	Form of Registration Rights Agreement between Westlake and TTWF LP (incorporated by reference to Westlake's Registration Statement on Form S-1/A, filed on July 2, 2004).
10.8+	Westlake Group Performance Unit Plan effective January 1, 1991 (incorporated by reference to Westlake's Registration Statement on Form S-4, filed on September 22, 2003).
10.9+	EVA Incentive Plan (incorporated by reference to Westlake's Registration Statement on Form S-4, filed on September 22, 2003).
10.10+	Agreement with Stephen Wallace dated November 5, 2003 (incorporated by reference to Westlake's Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 26, 2004, File No. 1-32260).

Exhibit No.	Exhibit
10.11+	Agreement with Wayne D. Morse effective January 1, 2004 (incorporated by reference to Westlake's Registration Statement on Form S-1, filed on May 24, 2004).
10.12+	Westlake Chemical Corporation 2004 Omnibus Incentive Plan (incorporated by reference to Westlake's Registration Statement on Form S-1/A, filed on August 9, 2004).
10.13+	Form of Employee Nonqualified Option Award Letter Agreement (incorporated by reference to Westlake's Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005, File No. 1-32260).
10.14+	Form of Employee Nonqualified Option Award (incorporated by reference to Westlake's Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005, File No. 1-32260).
10.15+	Form of Director Option Award Letter (incorporated by reference to Westlake's Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005, File No. 1-32260).
10.16+	Form of Director Option Award (incorporated by reference to Westlake's Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005, File No. 1-32260).
10.17+	Form of Restricted Stock Unit Award (incorporated by reference to Westlake's Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005, File No. 1-32260).
10.18+	Form of Restricted Stock Award letter granted effective as of August 31, 2005, to Directors (incorporated by reference to Westlake's Current Report on Form 8-K, filed on September 15, 2005, File No. 1-32260).
10.19+	Form of Restricted Stock Award letter granted effective as of August 31, 2005, to Named Executive Officers (incorporated by reference to Westlake's Current Report on Form 8-K, filed on September 15, 2005, File No. 1-32260).
10.20+	Form of Award letter for stock options granted effective as of August 31, 2005, to Named Executive Officers (incorporated by reference to Westlake's Current Report on Form 8-K, filed on September 15, 2005, File No. 1-32260).
10.21+	Form of Restricted Stock Award granted effective as of March 15, 2006, to Named Executive Officers (incorporated by reference to Westlake's Current Report on Form 8-K, filed on March 22, 2006, File No. 1-32260).
10.22+	Form of Award Letter for Stock Options granted effective as of March 15, 2006, to Named Executive Officers (incorporated by reference to Westlake's Current Report on Form 8-K, filed on March 22, 2006, File No. 1-32260).
10.23+	Form of Award Letter for Stock Options granted effective as of August 21, 2006, to Non-Management Directors (incorporated by reference to Westlake's Current Report on Form 8-K, filed on August 24, 2006, File No. 1-32260).
10.24+	Form of Restricted Stock Award granted effective as of August 21, 2006, to Non-Management Directors (incorporated by reference to Westlake's Current Report on Form 8-K, filed on August 24, 2006, File No. 1-32260).
10.25+	Form of Restricted Stock Award Letter for Special February 2007 Awards (incorporated by reference to Westlake's Current Report on Form 8-K, filed on March 1, 2007, File No. 1-32260).
10.26+	Form of Stock Option Award Letter for Special February 2007 Awards (incorporated by reference to Westlake's Current Report on Form 8-K, filed on March 1, 2007, File No. 1-32260).
10.27+	Form of Long-Term Cash Performance Award Letter effective as of February 26, 2010 (incorporated by reference to Westlake's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed on May 5, 2010, File No. 1-32260).

Exhibit No.	Exhibit
10.28+	Westlake Chemical Corporation Annual Incentive Plan adopted by the Compensation Committee of the Board of Directors on May 15, 2009 (incorporated by reference to Westlake's Current Report on Form 8-K, filed on May 21, 2009, File No. 1-32260).
10.29†+	Form of Long-Term Cash Performance Award Letter effective as of February 18, 2011.
21†	Subsidiaries of Westlake.
23.1†	Consent of PricewaterhouseCoopers LLP.
31.1†	Rule 13a-14(a) / 15d-14(a) Certification (Principal Executive Officer).
31.2†	Rule 13a-14(a) / 15d-14(a) Certification (Principal Financial Officer).
32.1†	Section 1350 Certification (Principal Executive Officer and Principal Financial Officer).

† Filed herewith.

+ Management contract, compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTLAKE CHEMICAL CORPORATION

Date: February 24, 2011

/s/ ALBERT CHAO

Albert Chao, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ALBERT CHAO **Albert Chao**	President and Chief Executive Officer (Principal Executive Officer)	February 24, 2011
/s/ M. STEVEN BENDER **M. Steven Bender**	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 24, 2011
/s/ GEORGE J. MANGIERI **George J. Mangieri**	Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 24, 2011
/s/ JAMES CHAO **James Chao**	Chairman of the Board of Directors	February 24, 2011
/s/ ALBERT CHAO **Albert Chao**	Director	February 24, 2011
/s/ E. WILLIAM BARNETT **E. William Barnett**	Director	February 24, 2011
/s/ ROBERT T. BLAKELY **Robert T. Blakely**	Director	February 24, 2011
/s/ DOROTHY C. JENKINS **Dorothy C. Jenkins**	Director	February 24, 2011
/s/ MAX L. LUKENS **Max L. Lukens**	Director	February 24, 2011
/s/ H. JOHN RILEY, JR. **H. John Riley, Jr.**	Director	February 24, 2011

Exhibit Index

Exhibit No.	Exhibit
2.1	Acquisition Agreement dated as of October 9, 2006 by and between Westlake Longview Corporation (formerly Westlake NG II Corporation) and Eastman Chemical Company (incorporated by reference to Westlake's Current Report on Form 8-K, filed on October 12, 2006, File No. 1-32260).
3.1	Certificate of Incorporation of Westlake as filed with the Delaware Secretary of State on August 6, 2004 (incorporated by reference to Westlake's Registration Statement on Form S-1/A, filed on August 9, 2004).
3.2	Bylaws of Westlake (incorporated by reference to Westlake's Registration Statement on Form S-1/A, filed on August 9, 2004).
4.1	Indenture dated as of January 1, 2006 by and among Westlake, the potential subsidiary guarantors listed therein and JPMorgan Chase Bank, National Association, as trustee (incorporated by reference to Westlake's Current Report on Form 8-K, filed on January 13, 2006, File No. 1-32260).
4.2	First Supplemental Indenture dated as of January 13, 2006 by and among Westlake, the subsidiary guarantors party thereto and JPMorgan Chase Bank, National Association, as trustee (incorporated by reference to Westlake's Current Report on Form 8-K, filed on January 13, 2006, File No. 1-32260).
4.3	Form of 6⅝% senior notes due 2016 (included in Exhibit 4.2).
4.4	Second Supplemental Indenture, dated as of November 1, 2007, among the Company, the Subsidiary Guarantors (as defined therein) and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Westlake's Current Report on Form 8-K, filed on December 18, 2007, File No. 1-32260).
4.5	Form of 6¾% senior notes due 2032 (included in Exhibit 4.4).
4.6	Third Supplemental Indenture, dated as of July 2, 2010, among the Company, the Subsidiary Guarantors (as defined therein) and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Westlake's Current Report on Form 8-K, filed on July 8, 2010, File No. 1-32260).
4.7	Form of 6½% senior notes due 2029 (included in Exhibit 4.6).
4.8	Fourth Supplemental Indenture, dated as of December 2, 2010, among the Company, the Subsidiary Guarantors (as defined therein) and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Westlake's Current Report on Form 8-K, filed on December 8, 2010, File No. 1-32260).
4.9	Form of 6½% senior notes due 2035 (the "2035 GO Zone Notes") (included in Exhibit 4.8).
4.10	Fifth Supplemental Indenture, dated as of December 2, 2010, among the Company, the Subsidiary Guarantors (as defined therein) and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Westlake's Current Report on Form 8-K, filed on December 8, 2010, File No. 1-32260).
4.11	Form of 6½% senior notes due 2035 (the "2035 IKE Zone Notes") (included in Exhibit 4.10).
4.12	Supplemental Indenture, dated as of December 31, 2007, among the Company, WPT LLC, Westlake Polymers LLC, Westlake Petrochemicals LLC, Westlake Styrene LLC, the other subsidiary guarantors party thereto and The Bank of New York Trust Company, N.A. related to the 6⅝% senior notes (incorporated by reference to Exhibit 4.6 to Westlake's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 20, 2008, File No. 1-32260).

Exhibit No.	Exhibit
4.13	Supplemental Indenture, dated as of December 31, 2007, among the Company, WPT LLC, Westlake Polymers LLC, Westlake Petrochemicals LLC, Westlake Styrene LLC, the other subsidiary guarantors party thereto and The Bank of New York Trust Company, N.A. related to the 6¾% senior notes (incorporated by reference to Exhibit 4.7 to Westlake's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 20, 2008, File No. 1-32260).
	Westlake and its subsidiaries are party to other long-term debt instruments not filed herewith under which the total amount of securities authorized does not exceed 10% of the total assets of Westlake and its subsidiaries on a consolidated basis. Pursuant to paragraph 4(iii)(A) of Item 601(b) of Regulation S-K, Westlake agrees to furnish a copy of such instruments to the SEC upon request.
10.1	Amended and Restated Credit Agreement dated as of September 8, 2008 ("the Revolving Credit Agreement") by and among Westlake Chemical Corporation, certain of its domestic subsidiaries, Bank of America, N.A., in its capacity as agent for lenders, and lenders party thereto (incorporated by reference to Exhibit 10.1 to Westlake's Current Report on Form 8-K, filed on September 11, 2008, File No. 1-32260).
10.2	First Amendment to the Revolving Credit Agreement, dated February 5, 2009, by and among Westlake Chemical Corporation, certain of its domestic subsidiaries, Bank of America, N.A. in its capacity as agent for lenders, and lenders party thereto (incorporated by reference to Westlake's Current Report on Form 8-K, filed on February 9, 2009, File No. 1-32260).
10.3	Loan Agreement, dated as of November 1, 2007, by and between the Company and the Louisiana Local Government Environmental Facilities and Community Development Authority (incorporated by reference to Westlake's Current Report on Form 8-K, filed on December 18, 2007, File No. 1-32260).
10.4	Amended and Restated Loan Agreement, dated as of July 2, 2010, by and between the Company and the Louisiana Local Government Environmental Facilities and Community Development Authority (incorporated by reference to Westlake's Current Report on Form 8-K, filed on July 8, 2010, File No. 1-32260).
10.5	Loan Agreement, dated as of November 1, 2010, by and between the Company and the Louisiana Local Government Environmental Facilities and Community Development Authority, relating to the 2035 GO Zone Notes (incorporated by reference to Westlake's Current Report on Form 8-K, filed on December 8, 2010, File No. 1-32260).
10.6	Loan Agreement, dated as of November 1, 2010, by and between the Company and the Louisiana Local Government Environmental Facilities and Community Development Authority, relating to the 2035 IKE Zone Notes (incorporated by reference to Westlake's Current Report on Form 8-K, filed on December 8, 2010, File No. 1-32260).
10.7	Form of Registration Rights Agreement between Westlake and TTWF LP (incorporated by reference to Westlake's Registration Statement on Form S-1/A, filed on July 2, 2004).
10.8+	Westlake Group Performance Unit Plan effective January 1, 1991 (incorporated by reference to Westlake's Registration Statement on Form S-4, filed on September 22, 2003).
10.9+	EVA Incentive Plan (incorporated by reference to Westlake's Registration Statement on Form S-4, filed on September 22, 2003).
10.10+	Agreement with Stephen Wallace dated November 5, 2003 (incorporated by reference to Westlake's Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 26, 2004, File No. 1-32260).
10.11+	Agreement with Wayne D. Morse effective January 1, 2004 (incorporated by reference to Westlake's Registration Statement on Form S-1, filed on May 24, 2004).

Exhibit No.	Exhibit
10.12+	Westlake Chemical Corporation 2004 Omnibus Incentive Plan (incorporated by reference to Westlake's Registration Statement on Form S-1/A, filed on August 9, 2004).
10.13+	Form of Employee Nonqualified Option Award Letter Agreement (incorporated by reference to Westlake's Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005, File No. 1-32260).
10.14+	Form of Employee Nonqualified Option Award (incorporated by reference to Westlake's Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005, File No. 1-32260).
10.15+	Form of Director Option Award Letter (incorporated by reference to Westlake's Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005, File No. 1-32260).
10.16+	Form of Director Option Award (incorporated by reference to Westlake's Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005, File No. 1-32260).
10.17+	Form of Restricted Stock Unit Award (incorporated by reference to Westlake's Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005, File No. 1-32260).
10.18+	Form of Restricted Stock Award letter granted effective as of August 31, 2005, to Directors (incorporated by reference to Westlake's Current Report on Form 8-K, filed on September 15, 2005, File No. 1-32260).
10.19+	Form of Restricted Stock Award letter granted effective as of August 31, 2005, to Named Executive Officers (incorporated by reference to Westlake's Current Report on Form 8-K, filed on September 15, 2005, File No. 1-32260).
10.20+	Form of Award letter for stock options granted effective as of August 31, 2005, to Named Executive Officers (incorporated by reference to Westlake's Current Report on Form 8-K, filed on September 15, 2005, File No. 1-32260).
10.21+	Form of Restricted Stock Award granted effective as of March 15, 2006, to Named Executive Officers (incorporated by reference to Westlake's Current Report on Form 8-K, filed on March 22, 2006, File No. 1-32260).
10.22+	Form of Award Letter for Stock Options granted effective as of March 15, 2006, to Named Executive Officers (incorporated by reference to Westlake's Current Report on Form 8-K, filed on March 22, 2006, File No. 1-32260).
10.23+	Form of Award Letter for Stock Options granted effective as of August 21, 2006, to Non-Management Directors (incorporated by reference to Westlake's Current Report on Form 8-K, filed on August 24, 2006, File No. 1-32260).
10.24+	Form of Restricted Stock Award granted effective as of August 21, 2006, to Non-Management Directors (incorporated by reference to Westlake's Current Report on Form 8-K, filed on August 24, 2006, File No. 1-32260).
10.25+	Form of Restricted Stock Award Letter for Special February 2007 Awards (incorporated by reference to Westlake's Current Report on Form 8-K, filed on March 1, 2007, File No. 1-32260).
10.26+	Form of Stock Option Award Letter for Special February 2007 Awards (incorporated by reference to Westlake's Current Report on Form 8-K, filed on March 1, 2007, File No. 1-32260).
10.27+	Form of Long-Term Cash Performance Award Letter effective as of February 26, 2010 (incorporated by reference to Westlake's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed on May 5, 2010, File No. 1-32260).
10.28+	Westlake Chemical Corporation Annual Incentive Plan adopted by the Compensation Committee of the Board of Directors on May 15, 2009 (incorporated by reference to Westlake's Current Report on Form 8-K, filed on May 21, 2009, File No. 1-32260).
10.29†+	Form of Long-Term Cash Performance Award Letter effective as of February 18, 2011.

Exhibit No.	Exhibit
21†	Subsidiaries of Westlake.
23.1†	Consent of PricewaterhouseCoopers LLP.
31.1†	Rule 13a-14(a) / 15d-14(a) Certification (Principal Executive Officer).
31.2†	Rule 13a-14(a) / 15d-14(a) Certification (Principal Financial Officer).
32.1†	Section 1350 Certification (Principal Executive Officer and Principal Financial Officer).

† Filed herewith.

+ Management contract, compensatory plan or arrangement.

Corporate Information

Board of Directors

James Chao
Chairman of the Board
Westlake Chemical Corporation

Albert Chao
President and
Chief Executive Officer
Westlake Chemical Corporation

E. William Barnett
Retired Partner
Baker Botts LLP

Robert T. Blakely
Former Executive Vice President
and Chief Financial Officer
Federal National Mortgage
Association

Dorothy C. Jenkins
Trustee
Wellesley College

Max L. Lukens
Chairman of the Board
The Pep Boys –
Manny, Moe & Jack

H. John Riley, Jr.
Former President,
Chief Executive Officer
and Chairman
Cooper Industries, Ltd.

Executive Officers

James Chao
Chairman of the Board

Albert Chao
President and
Chief Executive Officer

M. Steven Bender
Senior Vice President and
Chief Financial Officer

Robert F. Buesinger
Senior Vice President
Vinyls

Donald M. Condon, Jr.
Senior Vice President
Olefins & Corporate
Business Development

David R. Hansen
Senior Vice President
Administration

Jeffery L. Taylor
Senior Vice President
Polyethylene

Andrew C. Johannesen
Vice President and
Treasurer

Andrew Kenner
Vice President
Manufacturing

George J. Mangieri
Vice President and
Chief Accounting Officer

Stephen Wallace
Vice President
General Counsel and
Corporate Secretary

Annual Meeting

The Annual Meeting of the Stockholders will be held on May 20, 2011, at 9:00 a.m. local time at the Westlake Center Annex, 2801 Post Oak Blvd., Houston, TX 77056.

Stock Trading

Westlake Chemical Corporation's common stock began trading on the New York Stock Exchange effective August 11, 2004. Symbol WLK

Transfer Agent and Registrar

American Stock Transfer
& Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038

Investor Relations

Stockholders may obtain a copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K without charge by writing:

Westlake Chemical
Corporation
2801 Post Oak Blvd.
Houston, TX 77056
Attn: Investor Relations

Independent Public Accountants

PricewaterhouseCoopers LLP
1201 Louisiana Street
Suite 2900
Houston, TX 77002

Corporate Offices

Westlake Chemical
Corporation
2801 Post Oak Blvd.
Houston, TX 77056
713-960-9111
www.westlake.com

CEO/CFO Certifications

Westlake Chemical Corporation has filed the certifications of its Chief Executive Officer and its Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K for the year ended December 31, 2010.

On June 15, 2010, Westlake Chemical Corporation's Chief Executive Officer, as required by Section 303A.12(a) of the NYSE Listed Company Manual, submitted his certification to the NYSE that he was not aware of any violation by Westlake Chemical Corporation of the NYSE's corporate governance listing standards.

Cumulative Total Return To Stockholders



WLK
S&P Chemicals
S&P 500
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12-31-05
12-31-06
12-31-07
12-31-08
12-31-09
12-31-10

The chart above illustrates the cumulative total return to Westlake stockholders over a five-year period. The chart depicts a hypothetical $100 investment in Westlake common stock on December 31, 2005, and shows the value of that investment over time until December 31, 2010, with all dividends reinvested in stock. Hypothetical investments of $100 in the Standard & Poor's 500 Stock Index and the Standard & Poor's Chemicals Index are shown for comparison.



Westlake Chemical Corporation

Westlake Center
2801 Post Oak Blvd.
Houston, Texas 77056